SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE
13a-16
OR
15d-16
OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2026
Commission File Number:
001-14856

ORIX Corporation
(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER,
2-4-1
Hamamatsu-cho,
Minato-ku,
Tokyo, JAPAN
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F.)
Form
20-F ☒  Form
40-F ☐

Table of Document(s) Submitted

1.
This is an English translation of ORIX Corporation’s semi-annual financial report (hanki houkokusho) as filed with the Kanto Financial Bureau in Japan on November 12, 2026, which includes unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States as of March 31, 2026 and September 30, 2026 and for the six months ended September 30, 2025 and 2026.

Exhibit 101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

Exhibit 101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents.

Exhibit 104	Cover Page formatted as Inline XBRL and contained in Exhibit 101.

SIGNATURES
Pursuant to the
requirements
of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: November 12, 2026	By	/s/ MASATAKA YAMADA
Masataka Yamada
Member of the Board of Directors Senior Managing Executive Officer Chief Financial Officer and Chief Strategy Officer Responsible for Corporate Strategy and Management Unit
ORIX Corporation

CONSOLIDATED FINANCIAL INFORMATION
Notes to Translation

1.
The following is an English translation of ORIX Corporation’s semi-annual financial report (
hanki houkokusho
) as filed with the Kanto Financial Bureau in Japan on November 12, 2026, which includes unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) as of March 31, 2026 and September 30, 2026 and for the six months ended September 30, 2025 and 2026.

2.
Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are stated in Note 1 “Overview of Accounting Principles Utilized” of the notes to Consolidated Financial Statements.

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with U.S. GAAP.
This document may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on the Company’s current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s most recent annual report on Form
20-F
filed with the U.S. Securities and Exchange Commission.
The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or American depositary shares of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

1.	Information on the Company and its Subsidiaries
(1) Consolidated Financial Highlights

	Millions of yen (except for per share amounts and ratios)
	Six months ended September 30, 2025	Six months ended September 30, 2026	Fiscal year ended March 31, 2026
Total revenues	¥1,527,599	¥1,673,875	¥3,254,402
Income from Continuing Operations before income taxes	378,951	1,117,880	664,330
Net income attributable to ORIX Corporation Shareholders	271,096	856,218	447,265
Comprehensive Income attributable to ORIX Corporation Shareholders	488,394	824,988	711,049
ORIX Corporation Shareholders’ equity	4,441,677	5,093,303	4,482,500
Total assets	17,604,283	15,606,595	18,002,776
Earnings per share for net income attributable to ORIX Corporation Shareholders
Basic (yen)	240.42	785.16	400.27
Diluted (yen)	239.91	783.50	399.40
ORIX Corporation Shareholders’ equity ratio (%)	25.2	32.6	24.9
Cash flows from operating activities	608,013	659,314	1,369,567
Cash flows from investing activities	(791,090)	(597,979)	(1,114,671)
Cash flows from financing activities	246,616	(260,176)	(160,535)
Cash, Cash Equivalents and Restricted Cash at end of Period	1,395,723	1,246,753	1,451,099

Note:
As a result of the decision to sell the shares of ORIX Bank Corporation (hereinafter, “ORIX Bank”), a former consolidated subsidiary of the Company, in accordance with ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”), the business of ORIX Bank has been classified as held for sale and a discontinued operation. Accordingly, Total revenues and Income from Continuing Operations before income taxes for the six months ended September 30, 2026 are presented on a continuing operations basis, excluding the results of the business of ORIX Bank, which has been separately presented as discontinued operations. The corresponding amounts for the fiscal year ended March 31, 2026 and the six months ended September 30, 2025 have also been retrospectively reclassified to conform to the current-period presentation. For further information on the discontinued operations, see Note 26 “Discontinued Operations.”

(2) Overview of Activities
On April 27, 2026, the Company entered into a share transfer agreement with Daiwa Next Bank, Ltd. to sell all shares in ORIX Bank, a former consolidated subsidiary of the Company. Pursuant to this agreement, the sale of the shares was completed on August 3, 2026. As a result, starting from the second quarter of the current fiscal year, ORIX Bank was excluded from the Company’s scope of consolidation.
Furthermore, the classification of reportable segments has been changed, effective April 1, 2026. For further information, please see Note 25 “Segment Information” and Note 26 “Discontinued Operations” of Notes to Consolidated Financial Statements.

2.	Risk Factors
Investing in the Company’s securities involves risks. You should carefully consider the information described herein as well as the risks described under “Risk Factors” in our Form
20-F
for the fiscal year ended March 31, 2026 and the other information in that annual report, including, but not limited to, the Company’s consolidated financial statements and related notes and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” The Company’s business activities, financial condition and results of operations and the trading prices of the Company’s securities could be adversely affected by any of the factors or other factors.

3.	Analysis of Financial Results and Condition
The following discussion provides management’s explanation of factors and events that have significantly affected the Company’s financial condition and results of operations for the six months ended September 30, 2026. Also included is management’s assessment of factors and trends that could have a material effect on the Company’s financial condition and results of operations in the future. However, please be advised that financial conditions and results of operations in the future may also be affected by factors other than those discussed herein. These factors and trends regarding the future were assessed as of the issue date of this semi-annual financial report
(hanki houkokusho)
.

(1)	Qualitative Information Regarding Consolidated Financial Results
Financial Highlights
Financial Results for the Six Months Ended September 30, 2026

Total revenues *3	¥1,673,875 million (Up 10% year on year)
Total expenses *3	¥1,434,355 million (Up 11% year on year)
Income from Continuing Operations before income taxes *3	¥1,117,880 million (Up 195% year on year)
Net income attributable to ORIX Corporation Shareholders	¥856,218 million (Up 216% year on year)
Earnings per share for net income attributable to ORIX Corporation Shareholders
(Basic)	¥785.16 (Up 227% year on year)
(Diluted)	¥783.50 (Up 227% year on year)
ROE (Annualized) *1	35.8% (12.7% during the same period in the previous fiscal year)
ROA (Annualized) *2	10.19% (3.15% during the same period in the previous fiscal year)

*1	ROE is the ratio of net income attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*2	ROA is the ratio of net income attributable to ORIX Corporation Shareholders for the period to average Total Assets.
*3
As a result of the decision to sell the shares of ORIX Bank, a former consolidated subsidiary of the Company, in accordance with ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”), the business of ORIX Bank has been classified as held for sale and a discontinued operation. Accordingly, Total revenues, Total expenses and Income from Continuing Operations before income taxes for the six months ended September 30, 2026 are presented on a continuing operations basis, excluding the results of the business of ORIX Bank, which has been separately presented as discontinued operations. For further information on the discontinued operations, see Note 26 “Discontinued Operations.”

Total revenues for the six months ended September 30, 2026 increased 10% to ¥1,673,875 million compared to ¥1,527,599 million during the same period of the previous fiscal year primarily due to increases in gains on investment securities and dividends, service income, and sales of goods and real estate.
Total expenses increased 11% to ¥1,434,355 million compared to ¥1,297,175 million during the same period of the previous fiscal year primarily due to increases in selling, general and administrative expenses and costs of goods and real estate sold.
Equity in net income of equity method investments was ¥809,610 million, primarily due to increased equity in net income from a certain equity method investee, partially offset by impairment of certain equity method investments. Gains on sales of subsidiaries and equity method investments and liquidation losses, net decreased 30% to ¥68,750 million compared to the same period of the previous fiscal year.
Due to the above results, income from continuing operations before income taxes for the six months ended September 30, 2026 increased 195% to ¥1,117,880 million compared to ¥378,951 million during the same period of the previous fiscal year and net income attributable to ORIX Corporation Shareholders increased 216% to ¥856,218 million compared to ¥271,096 million during the same period of the previous fiscal year.

Segment Information
Total segment profits for the six months ended September 30, 2026 increased 188% to ¥1,147,389 million compared to the same period of the previous fiscal year.
Beginning with the current consolidated fiscal year, the Company has reorganized its reportable segments into Japan & APAC, Infrastructure, USA & Europe, and Insurance, reflecting changes in the segments used by the CODM for resource allocation and performance evaluation purposes. For details of the businesses of each segment, please refer to Note 25 “Segment Information.”
On April 27, 2026, the Company decided to sell all shares in ORIX Bank, a consolidated subsidiary, to Daiwa Next Bank, Ltd. As a result of this decision, the operations of ORIX Bank, which had previously been reported as continuing operations, have been classified as discontinued operations in the current fiscal year in accordance with ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”). Segment information presents amounts relating only to continuing operations and excludes the discontinued operations. For further information on the discontinued operations, see Note 26 “Discontinued Operations.”
In connection with these changes, the segment information for the previous interim consolidated period and as of the end of the previous fiscal year has been retrospectively recast.
Segment information for the six months ended September 30, 2026 is as follows:

Segment Profits	Six months ended September 30, 2025 (millions of yen)	Six months ended September 30, 2026 (millions of yen)	Change (millions of yen)	Key Drivers
Japan & APAC	¥125,705	¥916,414	¥790,709
[+]   Equity in net income of equity method investments (including gains on the sale and valuation of Kioxia shares, reflecting the three-month reporting lag)
[+]   Gain on the sale of SGK Holdings
[–]   Impairment of China Water Affairs (water utility investment in China)

Infrastructure	201,008	82,079	(118,929)
[–]   Absence of prior-year gains from the sale and valuation of Greenko and Ormat
[–]   Absence of prior-year gain on the sale of Hotel Universal Port Vita
[+]   Equity in net income of equity method investments from Avolon

USA & Europe	20,276	91,811	71,535	[+] Valuation gains on private equity investments at ORIX USA [+] Management fee income at ORIX Europe
Insurance	50,856	57,085	6,229	[+] Premium and investment income from the life insurance business

Total Segment Profits	397,845	1,147,389	749,544

Corporate Profits (Losses)	(23,140)	(35,559)	(12,419)
Net Income before Income Taxes Attributable to Noncontrolling Interests and Redeemable Noncontrolling Interests	4,246	6,050	1,804

Income from Continuing Operations before Income Taxes	378,951	1,117,880	738,929

Income from Discontinued Operations before Income Taxes	12,531	125,372	112,841

Segment Assets	As of March 31, 2026 (millions of yen)	As of September 30, 2026 (millions of yen)	Change (millions of yen)	Key Drivers
Japan & APAC	¥4,720,861	¥5,349,825	¥628,964	[+] Equity method investments related to Toshiba [–] Assets decreased due to the sale of SGK Holdings [–] Impairment of China Water Affairs

Infrastructure	3,575,072	3,626,329	51,257	[+] Investment in operating leases and equity-method investments in the aircraft leasing business [+] Property under facility operations in the overseas energy business

USA & Europe	2,741,031	2,750,616	9,585	[+] Installment loans and investment in operating leases at ORIX USA [+] Investment in securities at ORIX Europe [–] Sale of private equity investments by ORIX USA
Insurance	3,198,270	3,207,116	8,846

Total Segment Assets	14,235,234	14,933,886	698,652

Corporate Assets	2,966,812	3,045,109	78,297
Assets of Discontinued Operations Held for Sale	3,195,402	0	(3,195,402)
Assets from Inter-Segment Transactions	(2,394,672)	(2,372,400)	22,272

Total Consolidated Assets	18,002,776	15,606,595	(2,396,181)

(2) Financial Condition

	As of March 31, 2026	As of September 30, 2026	Change

			Amount	Percent (%)

	(Millions of yen except per share, ratios and percentages)
Total assets	¥18,002,776	¥15,606,595	¥(2,396,181)	(13)
(Segment assets)	14,235,234	14,933,886	698,652	5
Total liabilities	13,378,965	10,383,369	(2,995,596)	(22)
(Short- and long-term debt)	6,343,295	6,102,486	(240,809)	(4)
ORIX Corporation shareholders’ equity	4,482,500	5,093,303	610,803	14
ORIX Corporation shareholders’ equity per share (yen)	4,080.24	4,732.53	652.29	16
ORIX Corporation shareholders’ equity ratio	24.9%	32.6%	—	—
D/E ratio (Debt-to-equity ratio) (Short-and long-term debt (excluding deposits) / ORIX Corporation shareholders’ equity)	1.4x	1.2x	—	—

Note:
As a result of the decision to sell the shares of ORIX Bank, a former consolidated subsidiary of the Company, in accordance with ASC 205-20 (“Presentation of Financial Statements — Discontinued Operations”), the business of ORIX Bank has been classified as held for sale and a discontinued operation. Accordingly, as a result of presenting the prior-period balances of the assets and liabilities related to the business of ORIX Bank separately as “Assets of Discontinued Operations Held for Sale” and “Liabilities of Discontinued Operations Held for Sale,” respectively, Segment assets and Short-term and long-term debt as of March 31, 2026 have been retrospectively reclassified and presented on a continuing operations basis, excluding the balances of the discontinued operations. In addition, D/E ratio as of March 31, 2026 has been retrospectively reclassified and presented on a continuing operations basis, excluding discontinued operations. For further information on the discontinued operations, see Note 26 “Discontinued Operations.”

Total assets decreased 13% to ¥15,606,595 million compared to the balance as of March 31, 2026 primarily due to a decrease in assets of discontinued operations held for sale, primarily offset by an increase in equity method investments. In addition, segment assets increased 5% to ¥14,933,886 million compared to the balance as of March 31, 2026.
Total liabilities decreased 22% to ¥10,383,369 million compared to the balance as of March 31, 2026 primarily due to a decrease in liabilities of discontinued operations held for sale.
Shareholders’ equity increased 14% to ¥5,093,303 million compared to the balance as of March 31, 2026.

(3) Liquidity and Capital Resources
During the six months ended September 30, 2026, the business of ORIX Bank, a former consolidated subsidiary of the Company, was classified as a discontinued operation. As a result, the amounts of Liquidity and Capital Resources are presented based on continuing operations, excluding the discontinued operation, for both the current and prior periods. For further information on the discontinued operations, see Note 26 “Discontinued Operations.”
ORIX Group formulates funding policies that are designed to maintain and improve procurement stability and reduce liquidity risk. As a concrete measure to maintain and improve procurement stability while engaging in activities such as borrowing, capital market procurement and securitization of assets, we are diversifying our procurement methods and our country and investor base. To reduce liquidity risk, we are prolonging our borrowings from financial institutions and issuing long-term corporate bonds domestically and internationally with dispersed redemption periods. We are also holding cash and entering into committed credit facilities agreements. In order to maintain an appropriate level of liquidity at hand, we conduct stress tests from the perspective of both procurement stability and financial efficiency and review the necessary levels accordingly.
The Company continues to closely monitor the impact of geopolitical risks and the direction of monetary policy by major central banks on the liquidity and capital resources of the ORIX Group.
Our funding is primarily comprised of borrowings from financial institutions and direct fund procurement from capital markets. ORIX Group’s total funding including that from short-term and long-term debt on a consolidated basis was ¥6,102,486 million as of September 30, 2026. Borrowings are procured from a diverse range of financial institutions including major banks, regional banks, foreign banks and life and casualty insurance companies. The number of financial institutions from which we procured borrowings was about 200 as of September 30, 2026. Our debt from capital markets is mainly composed of bonds, medium term notes, commercial paper, and securitization of loans receivables and other assets.
Short-term and long-term debt
(a) Short-term debt

	Millions of yen
	March 31, 2026	September 30, 2026
Borrowings from financial institutions	¥433,054	¥470,438
Secured borrowings on securities lending transactions	107,095	88,193
Commercial paper	3,986	2,959

Total short-term debt	¥544,135	¥561,590

Short-term debt as of September 30, 2026 was ¥561,590 million, which accounted for 9% of the total amount of short-term and long-term debt as compared to 9% as of March 31, 2026.

While the amount of short-term debt as of September 30, 2026 was ¥561,590 million, the sum of cash and cash equivalents and the unused amount of committed credit facilities as of September 30, 2026 was ¥1,810,478 million, maintaining a sufficient level of liquidity.

(b) Long-term debt

	Millions of yen
	March 31, 2026	September 30, 2026
Borrowings from financial institutions and other	¥4,038,693	¥3,905,610
Bonds	1,273,310	1,221,577
Medium-term notes	458,255	396,461
Payables under securitized loan receivables and other assets	28,902	17,248

Total long-term debt	¥5,799,160	¥5,540,896

The balance of long-term debt as of September 30, 2026 was ¥5,540,896 million, which accounted for 91% of the total amount of short-term and long-term debt as compared to 91% as of March 31, 2026.

(4) Summary of Cash Flows
Cash, cash equivalents and restricted cash as of September 30, 2026, decreased by ¥204,346 million to ¥1,246,753 million compared to March 31, 2026.
Cash flows provided by operating activities were an inflow of ¥659,314 million in the six months ended September 30, 2026, up from ¥608,013 million during the same period of the previous fiscal year. This change resulted primarily from an increase in principal payments received under net investment in leases.
Cash flows used in investing activities were an outflow of ¥597,979 million in the six months ended September 30, 2026, down from ¥791,090 million during the same period of the previous fiscal year. This change resulted primarily from an increase in proceeds from sales of equity securities other than trading and a decrease in acquisitions of subsidiaries, partially offset by increases in purchases of lease equipment and originations of installment loans.
Cash flows used in financing activities were an outflow of ¥260,176 million in the six months ended September 30, 2026, compared to the inflow of ¥246,616 million during the same period of the previous fiscal year. This change resulted primarily from decreases in net increase in debt with maturities of three months or less and proceeds from debt with maturities longer than three months, as well as an increase in repayment of debt with maturities longer than three months.
(5) Management Policy and Strategy
There were no significant changes for the six months ended September 30, 2026.
(6) Challenges to be addressed on a priority basis
There were no significant changes for the six months ended September 30, 2026.
(7) Research and Development Activity
There were no significant changes in research and development activities for the six months ended September 30, 2026.
(8) Major Facilities
There were no significant changes in major facilities for the six months ended September 30, 2026.

4.	Material Contracts
Not applicable.

5.	Company Stock Information
(The following disclosure is provided for ORIX Corporation on a stand-alone basis and has been prepared based on Japanese GAAP.)
(1) Issued Shares, Common Stock and Capital Reserve
The number of issued shares, the amount of common stock and capital reserve for the six months ended September 30, 2026 is as follows:

In thousands		Millions of yen
Number of issued shares		Common stock		Capital reserve
Increase, net	September 30, 2026	Increase, net	September 30, 2026	Increase, net	September 30, 2026
0	1,124,106	¥0	¥221,111	¥0	¥248,290
(2) List of Major Shareholders
The following is a list of major shareholders based on our share registry as of September 30, 2026:

Name	Number of shares held (in thousands)	Percentage of total shares issued
Address
The Master Trust Bank of Japan, Ltd. (Trust Account)	198,361	18.37%
Akasaka Intercity AIR, 1-8-1, Akasaka, Minato-ku, Tokyo
Custody Bank of Japan, Ltd. (Trust Account)	77,727	7.20
1-8-12, Harumi, Chuo-ku, Tokyo
State Street Bank And Trust Company 505001	42,488	3.93
One Congress Street, Suite 1 Boston Massachusetts USA
Citibank, N.A.-NY, As Depositary Bank For Depositary Share Holders	37,081	3.43
388 Greenwich Street New York, NY 10013 USA
JP Morgan Chase Bank 385781	16,366	1.51
25 Bank Street, Canary Wharf, London, E14 5JP, United Kingdom
BNYM AS AGT/CLTS 10 PERCENT	12,964	1.20
240 Greenwich Street, New York, New York 10286 USA
State Street Bank And Trust Company 505103	12,620	1.16
One Congress Street, Suite 1 Boston Massachusetts USA
Government Of Norway	11,317	1.04
Bankplassen 2, 0107 OSLO 1 OSLO 0107 Norway
SIX SIS LTD.	11,305	1.04
Baslerstrasse 100, Ch-4600 Olten Switzerland
The Bank Of New York Mellon 140042	10,367	0.96
240 Greenwich Street, New York, NY 10286, USA

	430,600	39.88%

Notes: 1	The number of shares held in relation to a trust business may not be all inclusive and therefore is reported with reference to the names listed as shareholders.

: 2
In addition to the above, the Company has treasury stock shares of 44,564 thousand shares. The Company’s shares held through the Board Incentive Plan Trust (3,308 thousand shares) are not included in the number of treasury stock shares.

6.	Directors and Executive Officers
Between the filing date of Form
20-F
for the fiscal year ended March 31, 2026 and September 30, 2026, personnel changes of directors and executive officers are as follows:
(1) Newly Appointed

Name (Date of birth)	Title		Business experience	Number of shares held (number of shares scheduled to be issued by share-based compensation plan delivered upon retirement) in the Company as of June 23, 2026	Date of appointment
Shuji Irie (Mar. 14, 1963)	Member of the Board of Directors	May 2001	Joined Mizuho Securities Co., Ltd. (retired in Apr. 2011)	131,600 (15,570)	June 23, 2026
		Apr. 2011	Joined the Company
Deputy Head of Investment Banking Headquarters
		Sep. 2011	Deputy Head of Investment and Operation Headquarters
		Jan. 2013	Assumed office of Executive Officer, the Company
Deputy Head of Investment and Operation Headquarters
		Jan. 2014	Head of Investment and Operation Headquarters
		Jan. 2016	Assumed office of Managing Executive Officer, the Company
Head of Investment and Operation Headquarters
Responsible for Concession Business Development Department
		Jun. 2018	Assumed office of Member of the Board of Directors, Managing Executive Officer, the Company
Head of Investment and Operation Headquarters
		Jan. 2020	Assumed office of Member of the Board of Directors, Senior Managing Executive Officer, the Company
Head of Investment and Operation Headquarters
		Jan. 2024	Responsible for Investment and Operation Headquarters
		Jun. 2024	Assumed office of the Advisor, the Company
		Jan. 2026	Assumed office of Senior Managing Executive Officer, the Company
Responsible for Infrastructure Business Unit
Responsible for Concession Business Development Department
		Apr. 2026	Chief Operating Officer, Infrastructure Business Unit
		Jun. 2026	Assumed office of Member of the Board of Directors, Senior Managing Executive Officer, the Company (present position)
Chief Operating Officer, Infrastructure Business Unit (present position)

Name (Date of birth)	Title		Business experience	Number of shares held (number of shares scheduled to be issued by share-based compensation plan delivered upon retirement) in the Company as of June 23, 2026	Date of appointment
Masataka Yamada (Mar. 4, 1972)	Member of the Board of Directors	Apr. 1996	Joined JPMorgan Securities Japan Co., Ltd.	0 (6,228)	June 23, 2026
		Feb. 2015	Head of Japan Investment Banking Division, JPMorgan Securities Japan Co., Ltd. (retired in Jan. 2026)
		Feb. 2026	Joined the Company
Assumed office of Senior Advisor, the Company
Assistant to CEO
		Apr. 2026	Assumed office of Senior Managing Executive Officer, the Company
Chief Financial Officer and Chief Strategy Officer
Responsible for Corporate Strategy and Management Unit
		Jun. 2026	Assumed office of Member of the Board of Directors, Senior Managing Executive Officer, the Company (present position)
Chief Financial Officer and Chief Strategy Officer (present position)
Responsible for Corporate Strategy and Management Unit (present position)
Akiko Hosokawa (Sep. 12, 1966)	Member of the Board of Directors (Outside Director)	Apr. 1989	Joined Nippon Life Insurance Company (retired in Mar. 1993)	0 (0)	June 23, 2026
		Apr. 1997	Attorney at Law, admitted in Japan (Tokyo Bar Association)
Joined Tokyo Aoyama Law Office (currently Baker & McKenzie (Gaikokuho Joint Enterprise))
		Aug. 2002	Seconded to Baker & McKenzie LLP
		Dec. 2003	Attorney at Law, admitted in New York (New York State Bar Association)
		Jul. 2006	Partner of Tokyo Aoyama Aoki Law Office (currently Baker & McKenzie (Gaikokuho Joint Enterprise)) (retired in Jun. 2024)
		Jun. 2024	Joined Atsumi & Sakai as a partner (present position)
		Jun. 2025	Assumed office of Member of the Board of Directors (Outside Director), DKK Co., Ltd. (present position)
		Jun. 2026	Assumed office of Member of the Board of Directors (Outside Director), the Company (present position)

(2) Departures

Name	Title	Areas of duties	Date of retirement
Makoto Inoue	Member of the Board of Directors Representative Executive Officer Chairman	-	June 23, 2026
Stan Koyanagi	Member of the Board of Directors	-	June 23, 2026
Aiko Sekine	Member of the Board of Directors (Outside Director)	-	June 23, 2026
Hao Li	Executive Officer	Japan & APAC Business Unit Greater China Group	June 23, 2026
Note: Name on the family register of Aiko Sekine is Aiko Sano.
(3) Changes of Position

Name	New position	Prior position	Date of change
Satoru Matsuzaki	Member of the Board of Directors Representative Executive Officer Deputy President Chief Operating Officer, Japan & APAC Business Unit	Member of the Board of Directors Deputy President Executive Officer Chief Operating Officer, Japan & APAC Business Unit	June 23, 2026

7.	Financial Information
(1) Condensed Consolidated Balance Sheets (Unaudited)

		Millions of yen
Assets		March 31, 2026	September 30, 2026
Cash and Cash Equivalents		¥1,015,359	¥1,127,881
Restricted Cash		114,129	118,872
Net Investment in Leases		1,247,491	1,230,839
Installment Loans		1,488,263	1,534,919
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2026	¥ 78,020 million
September 30, 2026	¥ 60,859 million
Allowance for Credit Losses		(76,342)	(62,646)
Investment in Operating Leases		2,152,820	2,298,752
Investment in Securities		3,142,498	2,972,743
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2026	¥ 39,796 million
September 30, 2026	¥ 51,788 million
The amounts which are associated to available-for-sale debt securities are as follows:
March 31, 2026
Amortized Cost	¥ 3,230,567 million
Allowance for Credit Losses	¥(3,505) million
September 30, 2026
Amortized Cost	¥ 3,368,877 million
Allowance for Credit Losses	¥(3,354) million
Property under Facility Operations		779,075	766,006
Equity method investments		1,304,073	2,071,044
Trade Notes, Accounts and Other Receivable		495,080	431,948
Inventories		269,187	280,237
Office Facilities		189,279	175,832
Goodwill		773,592	750,078
Other Assets		1,912,870	1,910,090
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2026	¥1,163 million
September 30, 2026	¥555 million
Assets of Discontinued Operations Held for Sale		3,195,402	0

Total Assets		¥18,002,776	¥15,606,595

Notes: 1.	The assets of consolidated variable interest entities (VIEs) that can be used only to settle obligations of those VIEs are below:

	Millions of yen
	March 31, 2026	September 30, 2026
Cash and Cash Equivalents	¥568	¥528
Net Investment in Leases (Net of Allowance for Credit Losses)	16,322	13,753
Installment Loans (Net of Allowance for Credit Losses)	24,638	22,725
Investment in Operating Leases	82,491	56,205
Property under Facility Operations	72,350	69,636
Other	34,319	35,151

	¥230,688	¥197,998

2.
As a result of the decision to sell the shares of ORIX Bank Corporation (hereinafter, “ORIX Bank”), a former consolidated subsidiary of the Company, in accordance with ASC 205-20 (“Presentation of Financial Statements – Discontinued Operations”), the business of ORIX Bank has been classified as held for sale and a discontinued operation. Accordingly, the prior-period balances of the assets related to the business of ORIX Bank have been retrospectively reclassified and presented separately as “Assets of Discontinued Operations Held for Sale”. In addition, the prior-period balances of the assets of consolidated VIEs that can be used only to settle obligations of those VIEs of Note 1 have been presented based on continuing operations, excluding the discontinued operations. For further information on the discontinued operations, see Note 26 “Discontinued Operations.”

– 1

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		Millions of yen
Liabilities and Equity		March 31, 2026	September 30, 2026
Liabilities:
Short-Term Debt		¥544,135	¥561,590
Deposits		2,330	6,603
Trade Notes, Accounts and Other Payable		354,995	312,537
Policy Liabilities and Policy Account Balances		1,943,710	1,953,856
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2026	¥138,027 million
September 30, 2026	¥145,670 million
Current and Deferred Income Taxes		684,072	938,096
Long-Term Debt		5,799,160	5,540,896
Other Liabilities		1,107,475	1,069,791

Liabilities of Discontinued Operations Held for Sale		2,943,088	0

Total Liabilities		13,378,965	10,383,369

Redeemable Noncontrolling Interests		50,743	51,603

Commitments and Contingent Liabilities
Equity:
Common Stock		221,111	221,111
Additional Paid-in Capital		235,239	235,772
Retained Earnings		3,502,509	4,290,052
Accumulated Other Comprehensive Income		605,110	573,880
Treasury Stock, at Cost		(81,469)	(227,512)

ORIX Corporation Shareholders’ Equity		4,482,500	5,093,303
Noncontrolling Interests		90,568	78,320

Total Equity		4,573,068	5,171,623

Total Liabilities and Equity		¥18,002,776	¥15,606,595

Notes: 1.	The liabilities of consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and its subsidiaries are below:

	Millions of yen
	March 31, 2026	September 30, 2026
Trade Notes, Accounts and Other Payable	688	737
Long-Term Debt	137,444	101,113
Other	12,489	12,199

	¥150,621	¥114,049

2.
As a result of the decision to sell the shares of ORIX Bank, a former consolidated subsidiary of the Company, in accordance with ASC 205-20 (“Presentation of Financial Statements – Discontinued Operations”), the business of ORIX Bank has been classified as held for sale and a discontinued operation. Accordingly, the prior-period balances of the liabilities related to the business of ORIX Bank have been retrospectively reclassified and presented separately as “Liabilities of Discontinued Operations Held for Sale”. In addition, the prior-period balances of the liabilities of consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and its subsidiaries of Note 1 have been presented based on continuing operations, excluding the discontinued operations. For further information on the discontinued operations, see Note 26 “Discontinued Operations.”

– 1

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(2) Condensed Consolidated Statements of Income (Unaudited)

	Millions of yen
	Six months ended September 30, 2025	Six months ended September 30, 2026
Revenues:
Finance revenues	¥137,708	¥143,964
Gains on investment securities and dividends	41,673	79,643
Operating leases	309,624	325,344
Life insurance premiums and related investment income	299,708	312,741
Sales of goods and real estate	206,964	233,268
Services income	531,922	578,915

Total revenues	1,527,599	1,673,875

Expenses:
Interest expense	85,029	91,389
Costs of operating leases	201,850	210,824
Life insurance costs	220,628	226,760
Costs of goods and real estate sold	154,612	175,602
Services expense	301,699	318,330
Other (income) and expense	391	(2,696)
Selling, general and administrative expenses	321,039	401,965
Provision for credit losses	9,781	1,830
Write-downs of long-lived assets	1,397	10,300
Write-downs of securities	749	51

Total expenses	1,297,175	1,434,355

Operating Income	230,424	239,520
Equity in Net Income of Equity method investments	50,327	809,610
Gains on Sales of Subsidiaries and Equity method investments and Liquidation Losses, net	98,200	68,750

Income from Continuing Operations before Income Taxes	378,951	1,117,880
Provision for Income Taxes	112,662	345,649

Net Income from Continuing Operations	266,289	772,231

Discontinued Operations
Income from Discontinued Operations before Income Taxes	12,531	125,372
Provision for Income Taxes	3,960	35,830

Net Income from Discontinued Operations	8,571	89,542

Net Income	274,860	861,773

Net Income Attributable to the Noncontrolling Interests	3,691	5,835

Net Income (Loss) Attributable to the Redeemable Noncontrolling Interests	73	(280)

Net Income Attributable to ORIX Corporation Shareholders	¥271,096	¥856,218

	Yen
	Six months ended September 30, 2025	Six months ended September 30, 2026
Net income attributable to ORIX Corporation shareholders:
Net income attributable to continuing operations	¥262,525	¥766,676
Net income attributable to discontinued operations	8,571	89,542

Net income attributable to ORIX Corporation shareholders	¥271,096	¥856,218

	Yen
	Six months ended September 30, 2025	Six months ended September 30, 2026
Amounts per Share of Common Stock for Net Income Attributable to ORIX Corporation Shareholders:
Basic:
Net income attributable to continuing operations	¥232.82	¥703.05
Net income attributable to discontinued operations	7.60	82.11

Net income attributable to ORIX Corporation shareholders	¥240.42	¥785.16
Diluted:
Net income attributable to continuing operations	¥232.32	¥701.56
Net income attributable to discontinued operations	7.59	81.94

Net income attributable to ORIX Corporation shareholders	¥239.91	¥783.50

Note:
As a result of the decision to sell the shares of ORIX Bank, a former consolidated subsidiary of the Company, in accordance with ASC 205-20 (“Presentation of Financial Statements – Discontinued Operations”), the business of ORIX Bank has been classified as held for sale and a discontinued operation. Accordingly, the results of operations of ORIX Bank are presented separately from continuing operations. The prior-period results of operations related to the business of ORIX Bank have also been retrospectively reclassified to conform to the current-period presentation. For further information on the discontinued operations, see Note 26 “Discontinued Operations.”

– 1

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(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	Millions of yen
	Six months ended September 30, 2025	Six months ended September 30, 2026
Net Income	¥274,860	¥861,773

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(88,065)	(112,019)
Impact of changes in policy liability discount rate	311,459	83,880
Net change of debt valuation adjustments	188	30
Net change of defined benefit pension plans	5,545	8,678
Net change of foreign currency translation adjustments	(4,988)	(16,092)
Net change of unrealized gains (losses) on derivative instruments	(7,093)	3,408

Total other comprehensive income (loss)	217,046	(32,115)

Comprehensive Income	491,906	829,658

Comprehensive Income Attributable to the Noncontrolling Interests	3,043	5,778

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	469	(1,108)

Comprehensive Income Attributable to ORIX Corporation Shareholders	¥488,394	¥824,988

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(4) Condensed Consolidated Statements of Changes in Equity (Unaudited)
Six months ended September 30, 2025

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2025	¥221,111	¥234,193	¥3,354,911	¥341,298	¥(61,731)	¥4,089,782	¥82,001	¥4,171,783

Contribution to subsidiaries						0	5,345	5,345
Transaction with noncontrolling interests		304		28		332	(5,132)	(4,800)
Comprehensive income, net of tax:
Net income			271,096			271,096	3,691	274,787
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(88,059)		(88,059)	0	(88,059)
Impact of changes in policy liability discount rate				311,459		311,459	0	311,459
Net change of debt valuation adjustments				188		188	0	188
Net change of defined benefit pension plans				5,548		5,548	(3)	5,545
Net change of foreign currency translation adjustments				(4,776)		(4,776)	(614)	(5,390)
Net change of unrealized gains (losses) on derivative instruments				(7,062)		(7,062)	(31)	(7,093)

Total other comprehensive income (loss)						217,298	(648)	216,650

Total comprehensive income						488,394	3,043	491,437

Cash dividends			(65,920)			(65,920)	(5,076)	(70,996)
Acquisition of treasury stock					(71,681)	(71,681)	0	(71,681)
Disposal of treasury stock		(77)			60	(17)	0	(17)
Other, net		786			1	787	0	787

Balance at September 30, 2025	¥221,111	¥235,206	¥3,560,087	¥558,624	¥(133,351)	¥4,441,677	¥80,181	¥4,521,858

Six months ended September 30, 2026

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2026	¥221,111	¥235,239	¥3,502,509	¥605,110	¥(81,469)	¥4,482,500	¥90,568	¥4,573,068

Contribution to subsidiaries						0	11,698	11,698
Transaction with noncontrolling interests		(6)				(6)	(28,734)	(28,740)
Comprehensive income, net of tax:
Net income			856,218			856,218	5,835	862,053
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(112,013)		(112,013)	0	(112,013)
Impact of changes in policy liability discount rate				83,880		83,880	0	83,880
Net change of debt valuation adjustments				30		30	0	30
Net change of defined benefit pension plans				8,690		8,690	(12)	8,678
Net change of foreign currency translation adjustments				(15,125)		(15,125)	(145)	(15,270)
Net change of unrealized gains (losses) on derivative instruments				3,308		3,308	100	3,408

Total other comprehensive income						(31,230)	(57)	(31,287)

Total comprehensive income						824,988	5,778	830,766

Cash dividends			(68,675)			(68,675)	(990)	(69,665)
Acquisition of treasury stock					(148,912)	(148,912)	0	(148,912)
Disposal of treasury stock		(906)			2,868	1,962	0	1,962
Other, net		1,445			1	1,446	0	1,446

Balance at September 30, 2026	¥221,111	¥235,772	¥4,290,052	¥573,880	¥(227,512)	¥5,093,303	¥78,320	¥5,171,623

Note:	Changes in the redeemable noncontrolling interests are not included in this table. For further information, see Note 12 “Redeemable Noncontrolling Interests.”

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(5) Condensed Consolidated Statements of Cash Flows (Unaudited)

	Millions of yen
	Six months ended September 30, 2025	Six months ended September 30, 2026
Cash Flows from Operating Activities:
Net income	¥274,860	¥861,773
Net income from Discontinued Operations	(8,571)	(89,542)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	200,584	217,601
Principal payments received under net investment in leases	242,910	281,585
Provision for credit losses	9,781	1,830
Equity in net income of equity method investments	(50,327)	(809,610)
Gains on sales of subsidiaries and equity method investments and liquidation losses, net	(98,200)	(68,750)
Gains on sales of securities other than trading	(4,036)	(3,125)
Gains on sales of operating lease assets	(31,005)	(35,152)
Write-downs of long-lived assets	1,397	10,300
Write-downs of securities	749	51
Increase in trading securities	(9,804)	(9,783)
Increase in inventories	(10,166)	(13,908)
Decrease in trade notes, accounts and other receivable	49,543	25,127
Decrease in trade notes, accounts and other payable	(19,938)	(18,305)
Increase in policy liabilities and policy account balances	196,700	123,224
Other, net	(151,268)	179,266
Net cash provided by operating activities (Continuing Operations)	593,209	652,582
Net cash provided by operating activities (Discontinued Operations)	14,804	6,732

Net cash provided by operating activities	608,013	659,314

Cash Flows from Investing Activities:
Purchases of lease equipment	(614,727)	(743,863)
Originations of installment loans	(348,589)	(498,355)
Principal collected on installment loans	295,415	362,108
Proceeds from sales of operating lease assets	125,261	171,625
Investments in equity method investees, net	(33,345)	30,276
Proceeds from sales of equity method investments	101,338	8,157
Purchases of available-for-sale debt securities	(312,502)	(265,941)
Proceeds from sales of available-for-sale debt securities	110,889	101,483
Proceeds from redemption of available-for-sale debt securities	55,686	45,807
Purchases of equity securities other than trading	(54,486)	(38,716)
Proceeds from sales of equity securities other than trading	52,367	234,322
Purchases of property under facility operations	(29,156)	(53,732)
Acquisitions of subsidiaries, net of cash acquired	(98,371)	(325)
Sales of subsidiaries, net of cash disposed	35,457	94,373
Other, net	(10,585)	7,692
Net cash used in investing activities (Continuing Operations)	(725,348)	(545,089)
Net cash used in investing activities (Discontinued Operations)	(65,742)	(52,890)

Net cash used in investing activities	(791,090)	(597,979)

Cash Flows from Financing Activities:
Net increase in debt with maturities of three months or less	128,076	25,561
Proceeds from debt with maturities longer than three months	630,925	391,346
Repayment of debt with maturities longer than three months	(489,992)	(573,851)
Net (decrease) increase in deposits due to customers	(3,550)	4,382
Cash dividends paid to ORIX Corporation shareholders	(65,920)	(68,675)
Acquisition of treasury stock	(71,681)	(148,912)
Contribution from noncontrolling interests	2,117	7,421
Purchases of shares of subsidiaries from noncontrolling interests	(585)	(1,524)
Other, net	(5,921)	(6,544)

Net cash (used in) provided by financing activities (Continuing Operations)	123,469	(370,796)

Net cash provided by financing activities (Discontinued Operations)	123,147	110,620

Net cash (used in) provided by financing activities	246,616	(260,176)

Effect of Exchange Rate Changes on Cash, Cash Equivalents and Restricted Cash	10,201	(5,505)

Net (decrease) increase in Cash, Cash Equivalents and Restricted Cash	73,740	(204,346)

Cash, Cash Equivalents and Restricted Cash at Beginning of Period	1,321,983	1,451,099

Less Cash, Cash Equivalents and Restricted Cash at Beginning of Period (Discontinued Operations)	(263,830)	(321,611)

Cash, Cash Equivalents and Restricted Cash at Beginning of Period (Continuing Operations)	1,058,153	1,129,488

Cash, Cash Equivalents and Restricted Cash at End of Period	1,395,723	1,246,753
Less Cash, Cash Equivalents and Restricted Cash at End of Period (Discontinued Operations)	(305,030)	0

Cash, Cash Equivalents and Restricted Cash at End of Period (Continuing Operations)	¥1,090,693	¥1,246,753

Notes: 1.
As a result of the decision to sell the
shares
of ORIX Bank, a former consolidated subsidiary of the Company, in accordance with ASC 205-20 (“Presentation of Financial Statements – Discontinued Operations”), the business of ORIX Bank has been classified as held for sale and a discontinued operation. Accordingly, the cash flows from the business of ORIX Bank are presented separately from continuing operations. The prior-period cash flows from the business of ORIX Bank have also been retrospectively reclassified to conform to the current-period presentation. For further information on the discontinued operations, see Note 26 “Discontinued Operations.”

2.
The following tables provide information about Cash, Cash Equivalents and Restricted Cash which are included in the Company’s consolidated balance sheets as of September 30, 2025 and September 30, 2026, respectively.

	Millions of yen
	September 30, 2025	September 30, 2026
Cash and Cash Equivalents (Continuing Operations)	¥972,882	¥1,127,881
Restricted Cash (Continuing Operations)	117,811	118,872

Cash, Cash Equivalents and Restricted Cash	¥1,090,693	¥1,246,753

– 1

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Notes to Consolidated Financial Statements

1.	Overview of Accounting Principles Utilized
In preparing the accompanying consolidated financial statements, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States (“U.S. GAAP”).
These statements include all adjustments (consisting of normal recurring accruals) that we considered necessary to present a fair statement of our results of operations, financial position and cash flows. The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. These consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in our March 31, 2026 consolidated financial statements on Form 20-F.
Since the Company listed on the New York Stock Exchange in September 1998, the Company has filed the annual report (Form 20-F) including the consolidated financial statements with the Securities and Exchange Commission.
Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are as follows:
(a) Initial direct costs and loan origination fees and related direct loan origination costs
Under U.S. GAAP, initial direct costs of sales-type leases and direct financing leases are mainly being deferred and amortized as a yield adjustment over the life of the related lease using the interest method. Initial direct costs of operating leases are being deferred and amortized on a straight-line basis over the life of the related lease. Loan origination fees and related direct loan origination costs are mainly being deferred and amortized over the term of the related loans using the interest method.
Under Japanese GAAP, those initial direct costs are recognized as expenses when they are incurred.
(b) Allowance for credit losses
Under U.S. GAAP, the allowance for credit losses to financial assets not individually evaluated is accounted for estimating credit losses expected to occur in the future over the remaining life. And for the credit losses over the remaining life resulting from off-balance sheet credit exposures, the allowance is recognized.
Under Japanese GAAP, the allowance for loan losses to financial receivables, etc. not individually evaluated is accounted for based on the prior charge-off experience to the outstanding balance of financial receivables at the reporting date.
(c) Operating leases
Under U.S. GAAP, revenues from operating leases are recognized on a straight-line basis over the lease terms. Operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis.
Japanese GAAP allows for operating lease assets to be depreciated using mainly either a declining-balance basis or a straight-line basis.
(d) Accounting for life insurance operations
Under U.S. GAAP, certain costs related directly to the successful acquisition of new (or renewal of) insurance contracts are deferred and amortized over the expected period of the policies on a constant-level basis.
Under Japanese GAAP, such costs are recorded as expenses currently in earnings in each accounting period.
Under U.S. GAAP, certain reinsurance commissions (income) corresponding to expenses directly related to the successful acquisition of new (or renewal of) insurance contracts are deferred and amortized over the expected period of the policies on a constant-level basis.
Under Japanese GAAP, such income is recognized as revenue currently in earnings in each accounting period.
In addition, under U.S. GAAP, policy liabilities for future policy benefits are measured using the net level premium method based on actuarial estimates of the amount of future policyholder benefits. The discount rate is calculated by applying the discount rate as of the valuation date, and assumptions are reviewed at least annually except for the expense assumptions. Changes in the liabilities for future policy benefits resulting from changes of cash flow assumptions are recognized in earnings. Changes in the liabilities for future policy benefits resulting from changes of discount rate assumptions are recognized in other comprehensive income (loss), net of applicable income tax.
Under Japanese GAAP, these are calculated by the methodology which relevant authorities accept.

(e) Accounting for goodwill and other intangible assets in business combinations
Under U.S. GAAP, goodwill and indefinite-lived intangible assets are not amortized, but assessed for impairment at least annually. Additionally, if events or changes in circumstances indicate that the asset might be impaired, the Company and its subsidiaries test for impairment when such events or changes occur.
Under Japanese GAAP, goodwill is amortized over an appropriate period up to 20 years.
(f) Accounting for pension plans
Under U.S. GAAP, the net actuarial gain (loss) is amortized using the corridor approach.
Under Japanese GAAP, the net actuarial gain (loss) is fully amortized over a certain term within the average remaining service period of employees.
(g) Partial sale of the parent’s ownership interest in subsidiaries
Under U.S. GAAP, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained.
Under Japanese GAAP, in a transaction that results in the loss of control, only the realized gain or loss related to the portion of ownership interest sold is recognized in income and the gain or loss on the remeasurement to fair value of the interest retained is not recognized.
(h) Consolidated statements of cash flows
Classification in the statements of cash flows under U.S. GAAP differs from that under Japanese GAAP. As significant differences, purchase of lease equipment, proceeds from sales of operating lease assets, installment loans and principal collected on installment loans (excluding issues and collections of loans held for sale) are included in “Cash Flows from Investing Activities” under U.S. GAAP while they are classified as “Cash Flows from Operating Activities” under Japanese GAAP.
Under U.S. GAAP, in addition, restricted cash is required to be added to the balance of cash and cash equivalents.
(i) Transfer of financial assets
Under U.S. GAAP, an entity is required to perform analysis to determine whether or not to consolidate trusts or special purpose companies, collectively called special purpose entities (“SPEs”) for securitization under the VIE’s consolidation rules. If it is determined from the analysis that the enterprise transferred financial assets in a securitization transaction to SPEs that need to be consolidated, the transaction is not accounted for as a sale.
In addition, if the transferor transfers a portion of financial assets, the transaction is not accounted for as a sale but accounted for as a secured borrowing unless each interest held by the transferor and transferee meets the definition of a participating interest and the transfer of a portion of financial assets meets criteria for derecognition of transferred financial assets.
Under Japanese GAAP, SPEs that meet certain conditions may be considered not to be a subsidiary of the transferor. Therefore, if an enterprise transfers financial assets to these types of SPEs in a securitization transaction, the transferee SPEs are not required to be consolidated, and the enterprise accounts for the transaction as a sale and recognizes a gain or loss on the sale into earnings when control over the transferred assets is surrendered.
In addition, if the transferor transfers a portion of financial assets, the enterprise accounts for the transaction as a sale and recognizes a gain or loss on the sale into earnings when the transfer of a portion of financial assets meets criteria for derecognition of transferred financial assets.
(j) Investment in securities
Under U.S. GAAP, unrealized gains and losses from all equity securities are generally recognized in income. In addition, credit losses on available-for-sale
debt securities are recognized in earnings through an allowance, and unrealized gains and losses on available-for-sale
debt securities related to other factors than credit losses are recognized in other comprehensive income (loss), net of applicable income taxes.
Under Japanese GAAP, such unrealized gains and losses from securities other than trading or held-to-maturity
are recognized in other comprehensive income (loss), net of applicable income taxes.

–

 –

(k) Fair value option
Under U.S. GAAP, an entity is permitted to carry certain eligible financial assets and liabilities at fair value and to recognize changes in that item’s fair value in earnings through the election of the fair value option. The portion of the total change in the fair value of the financial liability that results from a change in the instrument-specific credit risk is to be recognized in other comprehensive income (loss), net of applicable income taxes.
Under Japanese GAAP, there is no accounting standard for fair value option.
(l) Lessee’s lease
Under U.S. GAAP,
right-of-use
(hereinafter, “ROU”) assets and lease liabilities from the lessee’s lease transaction are generally recognized on the balance sheet.
Under Japanese GAAP, operating leases from the lessee’s lease transaction are off-balance
sheet.
(m) Discontinued operations
Under U.S. GAAP, pursuant to ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”), income from operations classified as discontinued operations is presented separately from income from continuing operations in the consolidated statements of income. Assets and liabilities related to discontinued operations are also presented separately in the consolidated balance sheets.
For operations that qualify as discontinued operations, the Company presents them separately in the consolidated statements of income, consolidated balance sheets, and consolidated statements of cash flows. Prior-period amounts have also been reclassified to conform to the current-period presentation.
Under Japanese GAAP, there are no specific requirements regarding the presentation of discontinued operations, and therefore such operations are not presented separately from continuing operations.

– 2
2
 –

2.	Significant Accounting and Reporting Policies
(a) Principles of consolidation
Consolidated subsidiaries
The consolidated financial statements include the accounts of the Company and all of its subsidiaries. VIEs, for which the Company and its subsidiaries are the primary beneficiaries, are also included in the consolidated financial statements.
In a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained. On the other hand, additional acquisition of the parent’s ownership interest in subsidiaries and partial sale of such interest where the parent continues to retain control of the subsidiary are accounted for as equity transactions.
A certain overseas subsidiary consolidates subsidiaries determined as investment companies under ASC 946 (“Financial Services – Investment Companies”). Investments held by the investment company subsidiaries are carried at fair value with changes in fair value recognized in earnings.
All significant intercompany accounts and transactions have been eliminated in preparing our consolidated financial statements.
Equity method investees

(1)	Investment in corporate entities
Investments in corporate entities, in which the Company and its subsidiaries have 20% – 50% ownership or has the ability to exercise significant influence, are accounted for by using the equity method except for those for which the fair value option has been elected. When the Company holds majority voting interests of an entity but noncontrolling shareholders hold substantive participating rights to make decisions on activities that occur over the ordinary course of the business, an equity method investee is recognized.

(2)	Investment in real estate joint ventures
Investments in real estate joint ventures, which includes contracts for the development and operation of real estate, are accounted for by using the equity method.

(3)	Investment in partnerships and other investments
Investments in partnerships and other investments, in which the Company and its subsidiaries have more than 3% to 5% ownership or over which the Company and its subsidiaries can exercise significant influence, are accounted for by using the equity method except for those for which the fair value option has been elected.
Equity method investments are recorded at cost plus/minus the Company and its subsidiaries’ portion of equity in undistributed earnings. If the value of an investment has declined and is judged to be other-than-temporary, the investment is written down to its fair value.
When an equity method investee issues stocks, which price per share is more or less than the Company and its subsidiaries’ average carrying amount per share, to unrelated third parties, the Company and its subsidiaries adjust the carrying amount of its equity method investee and recognize the gain or loss in the consolidated statements of income in the year in which the change in ownership interest occurs.
A lag period of up to three months is used on a consistent basis for recognizing the results of certain consolidated subsidiaries and equity method investees.
(b) Use of estimates
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified eleven areas where it believes estimates are particularly significant to the financial statements. The Company makes estimates and assumptions to the selection of valuation techniques and determination of assumptions used in fair value measurements, fair value measurement of assets acquired and liabilities assumed in a business combination, the determination and periodic reassessment of the unguaranteed residual value for finance leases and operating leases, the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs, the determination of the allowance for credit losses (including the allowance for off-balance sheet credit exposures), the recognition and measurement of impairment of long-lived assets, the recognition and measurement of impairment of investment in securities, the determination of the valuation allowance for deferred tax assets and the evaluation of tax positions, the assessment and measurement of effectiveness in hedging relationship using derivative financial instruments, the determination of benefit obligation and net periodic pension cost and the recognition and measurement of impairment of goodwill and other intangible assets.
(c) Foreign currencies translation
The Company and its subsidiaries maintain their accounting records in their functional currency. Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date. Monetary assets and liabilities in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates at the end of each reporting period.

The financial statements of overseas subsidiaries and equity method investees are translated into Japanese yen by applying the exchange rates in effect at the end of each reporting period to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year. The currencies in which the operations of the overseas subsidiaries and equity method investees are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in other comprehensive income (loss), net of applicable income taxes
, arise from the translation of foreign currency financial statements into Japanese yen.
(d) Revenue recognition
The Company and its subsidiaries recognize revenues from only contracts with customers, such as sales of goods and real estate, and services income, revenues are recognized to depict the transfer of promised goods or services to customers in the amounts that reflect the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenues are recognized net of discount, incentives and estimated sales returns. In case that the Company and its subsidiaries receive payment from customers before satisfying performance obligations, the amounts are recognized as contract liabilities. In transactions that involve third parties, if the Company and its subsidiaries control the goods or services before they are transferred to the customers, revenue is recognized on the gross amount as the principal.
Excluding the aforementioned policy, the policies as specifically described hereinafter are applied for each revenue item.
Finance Revenues—Finance revenues mainly include revenues from finance leases, installment loans, and financial guarantees.
(1) Revenues from finance leases
Lessor leases consist of leases for various equipment types, including office equipment, industrial machinery, transportation equipment and real estates. Net investment in leases includes sales-type leases and direct financing leases which are full-payout leases. Leases not qualifying as sales-type leases or direct financing leases are accounted for as operating leases. Interest income on net investment in leases is recognized over the life of each respective lease using the interest method. When lease payment is variable, it is accounted for as income in profit or loss in the period when the changes in facts and circumstances on which the variable payment is based occur. When providing leasing services, the Company and its subsidiaries simultaneously conduct supplementary businesses, such as handling taxes and paying insurance on leased assets on behalf of lessees. The repayment of lessor costs received from lessees is recognized in revenues from finance leases and those underlying costs are recognized in other (income) and expense. The estimated unguaranteed residual value represents estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of residual values are determined based on market values of used equipment, estimates of when and the extent to which equipment will become obsolete and actual recovery being experienced for similar used equipment. Initial direct costs of sales-type leases and direct financing leases are being deferred and amortized as a yield adjustment over the life of the related lease by using interest method. The unamortized balance of initial direct costs of sales-type leases and direct financing leases is reflected as a component of net investment in leases.
(2) Revenues from installment loans
Interest income on installment loans is recognized on an accrual basis. Certain related direct loan origination costs, net of loan origination fees, are being deferred and amortized over the contractual term of the loan as an adjustment of the related loan’s yield using the interest method. Interest payments received on loans other than purchased loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal. For purchased loans, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans.
(3) Revenues from financial guarantees
At the inception of a guarantee, fair value for the guarantee is recognized as a liability in the consolidated balance sheets. The Company and its subsidiaries recognize revenue mainly over the term of guarantee by a systematic and rational amortization method as the Company and its subsidiaries are released from the risk of the obligation.

(4)
Non-accrual
policy
For net investment in leases and installment loans,
past-due
financing receivables are receivables for which principal or interest is past-due
30 days or more. Loans whose terms have been modified are not classified as past-due
financing receivables if the principal and interest are not
past-due
30 days or more in accordance with the modified terms. The Company and its subsidiaries suspend accruing revenues on past-due
installment loans and net investment in leases when principal or interest is past-due
90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. However, delinquencies during the relevant period of past-due
financing receivables are out of the scope of the suspension of revenue recognition unless their collections are doubtful when the government issues a request for grace of repayment within a maximum of 6 months due to reasons that cannot be attributed to the obligor, such as a disaster, or when similar requests are made by public bodies. Accrued but uncollected interest is reclassified to net investment in leases or installment loans in the accompanying consolidated balance sheets and becomes subject to the allowance for credit losses process. The Company and its subsidiaries return non-accrual
loans and net investment in leases to accrual status when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that we consider are relevant in assessing the debtors’ creditworthiness, such as the debtors’ business characteristics and financial conditions as well as relevant economic conditions and trends.
Operating leases
—
Revenues from operating leases are recognized on a straight-line basis over the lease terms. When lease payment is variable, it is accounted for as income in profit or loss in the period when the changes in facts and circumstances on which the variable payment is based occur. In principle, any conditions changed from original lease agreement should be accounted for as a lease modification.
In providing leasing services, the Company and its subsidiaries simultaneously conduct supplementary businesses, such as handling taxes and paying insurance on leased assets on behalf of lessees. The compensations for those lessor costs received from lessees are recognized in operating lease revenues and those costs are recognized in costs of operating leases. Investment in operating leases is recorded at cost less accumulated depreciation, which was ¥1,033,293 million and ¥1,053,279 million as of March 31, 2026 and September 30, 2026, respectively. In addition, operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis. Depreciation expenses are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets are included in operating lease revenues.
Estimates of residual values are based on market values of used equipment, estimates of when and the extent to which equipment will become obsolete and actual recovery being experienced for similar used equipment. Initial direct costs of operating leases are being deferred and amortized as a straight-line basis over the life of the related lease. The unamortized balance of initial direct costs is reflected as investment in operating leases.

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(e) Insurance and reinsurance transactions
The policies are classified as long-duration contracts and mainly consist of whole life, term life, endowments, medical insurance and individual annuity insurance contracts. Income from insurance policies other than single-payment whole life insurance and individual annuities is recognized as income when due, net of reinsurance premiums paid. Life insurance benefits are recorded as expenses when they are incurred. The calculation of liabilities for future policy benefits other than single-payment whole life insurance and individual annuities is computed using the same contract groupings (also referred to as cohorts) by policy year, currency, payment method (full term payment or limited payment) and product category and the liabilities for future policy benefits are computed using the net level premium method based on expected future policy benefit payments. A liability is recorded for the present value of expected future policy insurance benefits to be paid and certain related costs, less the present value of expected future net premium to be earned, at the time the premium revenue recognized. For limited payment contracts, the excess of gross premiums received over net premium is recorded as a deferred profit liability.
The liabilities for future policy benefits are measured using assumptions such as mortality, morbidity, lapse, expense and discount rates. These assumptions are determined based on historical experience, industry data and other factors. Certain subsidiaries review and update future cash flow assumptions at least annually except for expense assumptions. Certain subsidiaries elected to lock in and not to update expense assumptions after expense assumptions are determined based on the most recent actual results at the time of contract issuance. The net premium ratios for calculating the liabilities for future policy benefits are also updated quarterly by cohort, reflecting actual cash flows. Certain subsidiaries remeasure the liabilities for future policy benefits using the updated net premium ratios as of the beginning of the reporting period in which the assumptions are updated and record the change from the remeasurement as gains or losses in life insurance costs in the consolidated statements of income. For periods subsequent to the remeasurement, certain subsidiaries calculate the liabilities for future policy benefits using updated net premium ratios. If net premiums exceed gross premiums, the liabilities for future policy benefits are increased and the excess is recognized immediately in earnings through life insurance costs in the consolidated statement of income.
Certain subsidiaries use a yield curve based on the yields on single-A rated fixed-income instruments as upper-medium grade fixed-income instrument yields with durations similar to the liabilities for future policy benefits to determine discount rate assumptions. The yields on single-A rated fixed-income instruments are referenced in the index provided by a third-party pricing vendor. The discount rate assumptions are updated quarterly and are used for remeasurement of the liability at the reporting date. Changes in the liabilities for future policy benefits resulting from updates of discount rate assumptions are recognized in other comprehensive income (loss), net of applicable income tax. For periods beyond the observable period of the referenced index, the discount rate yield curve beyond the observable period of the referenced index is interpolated to the ultimate forward rate using the Smith-Wilson method.

The insurance contracts sold by certain subsidiaries include variable annuity, variable life, single-payment whole life insurance and fixed annuity insurance contracts. Certain subsidiaries manage investment assets on behalf of variable annuity and variable life policyholders, which consist of equity securities and are included in investment in securities in the consolidated balance sheets. These investment assets are measured at fair value with realized and unrealized gains or losses recognized in life insurance premiums and related investment income in the consolidated statements of income. Certain subsidiaries elected the fair value option for the entire variable annuity and variable life insurance contracts with changes in the fair value recognized in life insurance costs.
Certain subsidiaries provide minimum guarantees to variable annuity and variable life policyholders under which it is exposed to the risk of compensating losses incurred by the policyholders to the extent contractually required. To mitigate the risk, a portion of the minimum guaranteed risk related to variable annuity and variable life insurance contracts is ceded to reinsurance companies and the remaining risk is economically hedged by entering into derivative contracts. The reinsurance contracts do not relieve certain subsidiaries from the obligation as the primary obligor to compensate certain losses incurred by the policyholders, and the default of the reinsurance companies may impose additional losses on certain subsidiaries. Certain subsidiaries have elected the fair value option for certain reinsurance contracts relating to variable annuity and variable life insurance contracts, which are included in other assets in the consolidated balance sheets.
Policy liabilities and policy account balances for single-payment whole life insurance and fixed annuity insurance contracts are measured based on the single-premiums plus interest based on expected rate, less withdrawals, expenses and other charges. The credited interest is recorded in life insurance costs in the consolidated statements of income.
Certain costs related directly to the successful acquisition of new or renewal insurance contracts are deferred. Deferred policy acquisition costs consist primarily of agent commissions, except for policy maintenance costs, and underwriting expenses. For amortization of deferred policy acquisition costs, insurance contracts are grouped by contract year, currency, payment method (full term payment or limited payment) and product category, using the same contract groupings for the calculation of the liabilities for future policy benefits. Insurance contracts for which the liabilities for future policy benefits are not calculated are grouped by policy year, currency, and product category.
Deferred policy acquisition costs are amortized at constant-level basis for each cohort over the expected term of the policies, and the amortization is recorded in life insurance costs in the consolidated statements of income.
For all cohorts, the number of policies in force for the amortization of deferred policy acquisition costs is projected using mortality and lapse rates estimated based on historical experience, industry data and other factors, which are consistent with those assumptions used for calculating the liabilities for future policy benefits. When mortality and lapse rates are updated, the effects on the amortization of deferred policy acquisition costs are derived by updating the projected number of policies in force and recognized prospectively over the expected term of the policies.
Certain reinsurance commissions (income) corresponding to expenses related directly to the successful acquisition of new or renewal of insurance contracts are similarly deferred and amortized in accordance with the above. These amounts are deducted from the unamortized balance of deferred acquisition costs related to the contracts subject to the reinsurance contract.
(f) Allowance for credit losses
The allowance for credit losses estimates credit losses expected to occur in the future over the remaining life of net investment in leases, financial assets measured at amortized cost, such as installment loans and other receivables, and is recognized based on management judgement. Expected prepayments are reflected in the remaining life. The allowance for credit losses is increased by provision charged to income and is decreased by charge-offs, net of recoveries mainly.
Developing the allowance for credit losses is subject to numerous estimates and judgments. In evaluating the appropriateness of the allowance, management considers various factors, including the business characteristics and financial conditions of the obligors, prior charge-off experience, current delinquencies and delinquency trends, value of underlying collateral and guarantees, current economic and business conditions and expected outlook in the future.
The Company and its subsidiaries estimate the allowance for credit losses by using various methods according to these estimates and judgments. When certain financial assets have similar risk characteristics to other financial assets, these financial assets are collectively evaluated as a pool. On the contrary, when financial assets do not have similar risk characteristics to other financial assets, the financial assets are evaluated individually. The Company and its subsidiaries select the most appropriate calculation method based on available information, such as the nature and related risk characteristics on financial assets, the prior charge-off experience and future forecast scenario with correlated economic indicators.
The Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal considering debtors’ creditworthiness and the liquidation status of collateral, etc.
In addition, if the entity has a present contractual obligation to extend the credit and the obligation is not unconditionally cancelable by the entity, credit losses related to the loan commitments of installment loans and financial guarantees are in the scope of the allowance for credit losses. For the loan commitments of installment loans and credit losses are recognized on the loan commitments for the portion expected to be drawn. For financial guarantees, the allowance is recognized for the contingent obligation which generates credit risk exposures. These allowance for off-balance sheet credit exposures is measured using the same measurement objectives as the allowance for loans and net investment leases, considering quantitative and qualitative factors including historical loss experience, current economic and business conditions and reasonable and supportable forecasts. The allowance for off-balance sheet credit exposure is accounted for in other liabilities on the consolidated balance sheets.

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(g) Impairment of long-lived assets
The Company and its subsidiaries perform a recoverability test for long-lived assets to be held and used in operations, including tangible assets and intangible assets being depreciated or amortized, consisting primarily of office buildings, condominiums, aircraft, ships, mega solar facilities and other properties under facility operations, whenever events or changes in circumstances indicate that the assets might be impaired. The assets are considered not recoverable when the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. The Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers, and others based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.
(h) Investment in securities
Equity securities are generally reported at fair value with unrealized gains and losses included in income. Equity securities without readily determinable fair values are recorded at fair value at its cost minus impairment, if any, plus or minus changes resulting from observable price changes under the election of the measurement alternative, except for investments which are valued at net asset value per share.
Equity securities elected to apply the measurement alternative are written down to its fair value with losses included in income if a qualitative assessment indicates that the investment is impaired and the fair value of the investment is less than its carrying value.
In addition, investments are recorded at fair value with unrealized gains and losses included in income if certain subsidiaries elect the fair value option.
Trading debt securities are reported at fair value with unrealized gains and losses included in income.
Available-for-sale debt securities are reported at fair value, and unrealized gains or losses are recorded in other comprehensive income (loss), net of applicable income taxes, except for investments which are recorded at fair value with unrealized gains and losses included in income by electing the fair value option.
For available-for-sale debt securities, if the fair value is less than the amortized cost, the debt securities are impaired. The Company and its subsidiaries identify per each impaired security whether the decline of fair value is due to credit losses component or non-credit losses component. Impairment related to credit losses is recognized in earnings through an allowance for credit losses. Impairment related to other factors than credit losses is recognized in other comprehensive income (loss), net of applicable income taxes. In estimating an allowance for credit losses, the Company and its subsidiaries consider that credit losses exist when the present value of estimated cash flows is less than the amortized cost basis. When the Company and its subsidiaries intend to sell the debt securities for which an allowance for credit losses is previously established or it is more likely than not that the Company and its subsidiaries will be required to sell the debt securities before recovery of the amortized cost basis, the allowance for credit losses is fully written off and the amortized cost is reduced to the fair value after recognizing additional impairment in earnings. In addition, the Company and its subsidiaries recognize in earnings the full difference between the amortized cost and the fair value of the debt securities by direct write-down, without any allowance for credit losses, if the debt securities are expected to be sold and the fair value is less than the amortized cost.
(i) Income taxes
During the six months ended September 30, 2026, the business of ORIX Bank, a former consolidated subsidiary of the Company, was classified as a discontinued operation. As a result, the effective income tax rates are presented based on continuing operations, excluding the discontinued operation, for both the current and prior periods. For further information on the discontinued operations, see Note 26 “Discontinued Operations.”
The Company, in general, determines its provision for income taxes related to continuing operations for the six months ended September 30, 2025 and 2026 by applying the estimated effective tax rate for the full fiscal year to the actual year-to-date income from continuing operations before income taxes. The estimated effective tax rate is determined by dividing the estimated provision for income taxes for the full fiscal year by the estimated income before income taxes for the full fiscal year.

At the fiscal year end, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. The Company and its subsidiaries release to earnings stranded income tax effects in accumulated other comprehensive income (loss) resulting from changes in tax laws or rates or changes in judgment about realization of a valuation allowance, on a specific identification basis when the individual items are completely sold or terminated, or on a portfolio basis, under which the remaining tax effects are allocated across the entire portfolio of similar items and recognized when the entire portfolio is liquidated. A valuation allowance is recognized if, based on the weight of available evidence, it is “more likely than not” that some portion or all of the deferred tax asset will not be realized.
The effective income tax rates for continuing operations for the six months ended September 30, 2025 and 2026 were approximately 29.7% and 30.9%, respectively. For the six months ended September 30, 2025 and 2026, the aggregate statutory income tax rate applicable to the Company and its subsidiaries in Japan is approximately 31.5% and 32.3%, respectively. The effective income tax rate is different from the statutory tax rate primarily because of certain nondeductible expenses for tax purposes, non-taxable
income for tax purposes, changes in valuation allowance, the effect of lower tax rates on certain subsidiaries and the effect of investor taxes on earnings of subsidiaries. The Company and its certain subsidiaries have applied Japanese Group Relief System for National Corporation tax purposes.
The Company and its subsidiaries file tax returns in Japan and certain foreign tax jurisdictions and recognize the financial statement effects of a tax position taken or expected to be taken in a tax return when it is more likely than not, based on the technical merits, that the position will be sustained upon tax examination, including resolution of any related appeals or litigation processes, and measure tax positions that meet the recognition threshold at the largest amount of tax benefit that is greater than 50 percent likely to be realized upon settlement with the taxing authority. The Company and its subsidiaries present an unrecognized tax benefit as either a reduction of a deferred tax asset or a liability, based on the intended method of settlement. The Company and its subsidiaries classify penalties and interest expense related to income taxes as part of provision for income taxes in the consolidated statements of income.
(j) Securitized assets
The Company and its subsidiaries have securitized and sold to investors various financial assets such as lease receivables and loan receivables. In the securitization process, the assets to be securitized are sold to SPEs that issue asset-backed beneficial interests and securities to the investors.
SPEs used in securitization transactions are consolidated if the Company and its subsidiaries are the primary beneficiary of the SPEs, and the transfers of the financial assets to those consolidated SPEs are not accounted for as sales. Assets held by consolidated SPEs continue to be accounted for as lease receivables or loan receivables, as they were before the transfer, and asset-backed beneficial interests and securities issued to the investors are accounted for as debt. When the Company and its subsidiaries have transferred financial assets to a transferee that is not subject to consolidation, the Company and its subsidiaries account for the transfer as a sale if control over the transferred assets is surrendered.
The Company and certain subsidiaries originate and sell loans into the secondary market, while retaining the obligation to service those loans. In addition, a certain subsidiary undertakes obligations to service loans originated by others. The subsidiary recognizes servicing assets if it expects the benefit of servicing to more than adequately compensate it for performing the servicing or recognizes servicing liabilities if it expects the benefit of servicing to less than adequately compensate it. These servicing assets and liabilities are initially recognized at fair value and subsequently accounted for using the amortization method whereby the assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss. On a quarterly basis, servicing assets and liabilities are evaluated for impairment or increased obligations. The fair value of servicing assets and liabilities is estimated using an internal valuation model, or by obtaining an opinion of value from an independent third-party vendor. Both methods are based on calculating the present value of estimated future net servicing cash flows, taking into consideration discount rates, prepayment rates and servicing costs. The internal valuation model is validated at least semiannually through third-party valuations.

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(k) Derivative financial instruments
The Company and its subsidiaries recognize all derivatives on the consolidated balance sheets at fair value. The accounting treatment of subsequent changes in the fair value depends on their use, and whether they qualify as effective “hedges” for accounting purposes. Derivatives for the purpose of trading or economic hedge that are not qualified for hedge accounting are adjusted to fair value through the consolidated statements of income. If derivatives are qualified for hedge accounting, then depending on its nature, changes in its fair value will be either offset against changes in the fair value of hedged assets or liabilities through the consolidated statements of income, or recorded in other comprehensive income (loss), net of applicable income taxes.
If a derivative is held as a hedge of the variability of fair value related to a recognized asset or liability or an unrecognized firm commitment (“fair value” hedge), changes in the fair value of the derivative are recorded in earnings along with the changes in the fair value of the hedged item.
If a derivative is held as a hedge of the variability of cash flows related to a forecasted transaction or a recognized asset or liability (“cash flow” hedge), changes in the fair value of the derivative are recorded in other comprehensive income (loss), net of applicable income taxes, until earnings are affected by the variability in cash flows of the designated hedged item.
If a derivative is held as a hedge of a net investment in a foreign operation, changes in the fair value of the derivative are recorded in the foreign currency translation adjustments account within other comprehensive income (loss), net of applicable income taxes.
The Company and its subsidiaries select either the amortization approach or the fair value approach, depending on the type of hedging activity, for the initial value of the component excluded from the assessment of effectiveness, and recognize it through the consolidated statements of income. When the amortization approach is adopted, the change in fair value is recognized in earnings using a systematic and rational method over the life of the hedging instrument and then any difference between the change in fair value and the amount recognized in earnings is recognized in other comprehensive income (loss), net of applicable income taxes. When the fair value approach is adopted, the change in the fair value is immediately recognized through the consolidated statements of income.
For all hedging relationships that are designated and qualified for hedge accounting, at the inception of the hedge, the Company and its subsidiaries formally document the details of the hedging relationship and the hedging activity. The Company and its subsidiaries formally assess, both at the hedge’s inception and on an ongoing basis, the effectiveness of the hedge relationship. The Company and its subsidiaries cease hedge accounting prospectively when the derivative no longer qualifies for hedge accounting.
(l) Pension plans
The Company and certain subsidiaries have contributory and non-contributory pension plans covering substantially all of their employees. Among the plans, the costs of defined benefit pension plans are accrued based on amounts determined using actuarial methods, with assumptions of discount rate, rate of increase in compensation level, expected long-term rate of return on plan assets and others.
The Company and its subsidiaries also recognize the funded status of pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheets. Changes in that funded status are recognized in the year in which the changes occur through other comprehensive income (loss), net of applicable income taxes.
(m) Stock-based compensation
In principle, the Company and its subsidiaries measure stock-based compensation expense as consideration for services provided by employees based on the fair value on the grant date. The costs are recognized over the requisite service period.
(n) Cash and cash equivalents
Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.
(o) Installment loans
Certain loans, for which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held for sale and are carried at the lower of amortized cost or market value determined on an individual basis, except loans held for sale for which the fair value option was elected. A subsidiary elected the fair value option on its loans held for sale. The subsidiary enters into forward sale agreements to offset the change in the fair value of loans held for sale, and the election of the fair value option allows the subsidiary to recognize both the change in the fair value of the loans and the change in the fair value of the forward sale agreements due to changes in interest rates in the same accounting period.

Loans held for sale are included in installment loans, and the outstanding balances of these loans as of March 31, 2026 and September 30, 2026 were ¥105,720 million and ¥198,591 million, respectively. There were ¥78,020 million and ¥60,859 million of loans held for sale as of March 31, 2026 and September 30, 2026, respectively, measured at fair value by electing the fair value option.
(p) Property under facility operations
Property under facility operations consist primarily of operating facilities (including hotels) and environmental assets (including mega solar and wind power plants), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on a straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥245,328 million and ¥267,723 million as of March 31, 2026 and September 30, 2026, respectively.
(q) Inventories
Inventories consist primarily of residential condominiums under development, completed residential condominiums (including those waiting to be delivered to buyers under the contract for sale), and merchandise for sale. Residential condominiums under development are carried at cost less any impairment losses, and completed residential condominiums and merchandise for sale are stated at the lower of cost or fair value less cost to sell. The cost of inventories that are unique and not interchangeable is determined on the specific identification method and the cost of other inventories is principally determined on the average method. As of March 31, 2026 and September 30, 2026, residential condominiums under development were ¥140,800 million and ¥147,783 million, respectively, and completed residential condominiums and merchandise for sale were ¥128,387 million and ¥132,454 million, respectively.
(r) Office facilities
Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥69,281 million and ¥65,812 million as of March 31, 2026 and September 30, 2026, respectively. These amounts of accumulated depreciation are presented based on continuing operations, excluding the discontinued operation. For further information on the discontinued operations, see Note 26 “Discontinued Operations.”
(s) Right-of-use assets
The Company and its subsidiaries record the Right-of-use assets (hereinafter, “ROU assets”) recognized from the lessee’s lease transaction as investment in operating leases, property under facility operations and office facilities. Lease liabilities are included in other liabilities.
ROU assets consist of the amount of the initial measurement of the lease liability and any lease payments made to the lessor at or before the commencement date and stated at cost less accumulated amortization. The initial measurement of the lease liability is at the present value of the lease payments not yet paid, discounted using the lessee’s incremental borrowing rate at lease commencement. ROU assets of finance leases are amortized mainly on a straight-line basis over the lease term. ROU assets of operating leases are amortized over the lease term by the fixed term operating cost minus the interest cost. Amortization of ROU assets of finance leases and operating leases expenses are included in costs of operating leases, services expense, costs of goods and real estate sold, and selling, general and administrative expenses.
(t) Other assets
Other assets consist primarily of other intangible assets in acquisitions, reinsurance recoverables in relation to reinsurance contracts, deferred insurance policy acquisition costs which are amortized over the contract periods, leasehold deposits, advance payments made in relation to construction of real estate under operating leases and property under facility operations, prepaid benefit cost, prepaid expenses for property tax, maintenance fees and insurance premiums in relation to lease contracts, servicing assets, derivative assets, contract assets related to real estate contract works and deferred tax assets.

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(u) Business combinations
The Company and its subsidiaries account for all business combinations using the acquisition method. Under the acquisition method, the assets acquired and liabilities assumed are recognized and measured based on their fair values at the date control is obtained. The Company and its subsidiaries recognize intangible assets acquired in a business combination apart from goodwill if the intangible assets meet one of two criteria—either the contractual-legal criterion or the separately identifiable criterion. Goodwill is measured as an excess of the aggregate of consideration transferred and the fair value of noncontrolling interests over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed in the business combination measured at fair value. The Company and its subsidiaries would recognize a bargain purchase gain when the amount of recognized net assets exceeds the sum of consideration transferred and the fair value of noncontrolling interests. In a business combination achieved in stages, the Company and its subsidiaries remeasure their previously held equity interest at their acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings.
The measurement of the fair value of identifiable assets acquired and liabilities assumed in a business combination may require significant judgments, assumptions, and estimates. For intangible assets acquired in a business combination, when observable market values are not available, the Company and its subsidiaries measure fair value using valuation techniques such as the excess earnings method and the royalty exemption method, which use future sales growth rates, operating margins, discount rates, etc.
(v) Goodwill and other intangible assets
The Company and its subsidiaries perform an impairment test for goodwill and any indefinite-lived intangible assets at least annually. Additionally, if events or changes in circumstances indicate that the asset might be impaired, the Company and its subsidiaries test for impairment whenever such events or changes occur.
The Company and its subsidiaries have the option to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount before we perform a quantitative goodwill impairment test. The Company and its subsidiaries perform the qualitative assessment for some goodwill but bypass the qualitative assessment and proceed directly to the quantitative impairment test for other goodwill. For the goodwill for which the qualitative assessment is performed, if, after assessing the totality of events or circumstances, the Company and/or subsidiaries determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the Company and/or subsidiaries do not perform the quantitative goodwill impairment test. However, if the Company and/or subsidiaries conclude otherwise or determine to bypass the qualitative assessment, the Company and/or subsidiaries proceed to perform the quantitative goodwill impairment test. The quantitative goodwill impairment test calculates the fair value of the reporting unit and compares the fair value with the carrying amount of the reporting unit. If the fair value of the reporting unit falls below its carrying amount, an impairment loss is recognized in an amount equal to the difference. The Company and its subsidiaries test the goodwill at the reporting unit which is either the same level as an operating segment level or one level below an operating segment.
The Company and its subsidiaries have the option to perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired before we perform a quantitative impairment test. The Company and its subsidiaries perform the qualitative assessment for some indefinite-lived intangible assets but bypass the qualitative assessment and perform the quantitative impairment test for other indefinite-lived intangible assets. For those indefinite-lived intangible assets for which the qualitative assessment is performed, if, after assessing the totality of events and circumstances, the Company and/or subsidiaries conclude that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the Company and/or subsidiaries do not perform the quantitative impairment test. However, if the Company and/or subsidiaries conclude otherwise or determine to bypass the qualitative assessment, the Company and/or subsidiaries calculate the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test. We compare the fair value with the carrying amount of the indefinite-lived intangible asset. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.
Intangible assets with finite lives are amortized over their useful lives and tested for impairment. The Company and its subsidiaries perform a recoverability test for the intangible assets whenever events or changes in circumstances indicate that the assets might be impaired. The intangible assets are considered not recoverable when the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets, and the net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount and an impairment loss is recognized in an amount equal to the difference.
The amount of other intangible assets was ¥570,683 million and ¥552,966 million as of March 31, 2026 and September 30, 2026, respectively. These amounts of other intangible assets are presented based on continuing operations, excluding the discontinued operation. For further information on the discontinued operations, see Note 26 “Discontinued Operations.”
(w) Other Liabilities
Other liabilities include primarily lease liabilities recognized from the lessee’s lease transaction, accrued expenses related to interest and bonus, accrued benefit liability, advances received from lessees in relation to lease contracts, deposits received from real estate transaction, contract liabilities mainly related to automobile maintenance services and maintenance services of software, measurement equipment and other, and derivative liabilities, allowance for credit losses on off-balance sheet credit exposures and asset retirement obligations.

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(x) Earnings per share
Basic earnings per share is computed by dividing net income attributable to ORIX Corporation Shareholders by the weighted average number of shares of outstanding common stock in each period. Diluted earnings per share is calculated by reflecting the potential dilution that could occur if securities or other contracts issuing common stock were exercised or converted into common stock.
(y) Redeemable noncontrolling interests
Noncontrolling interests in a certain subsidiary are redeemable interests which are subject to call and put rights upon certain equity holder events. As redemption of the noncontrolling interest is not solely in the control of the subsidiary, it is recorded between liabilities and equity on the consolidated balance sheets at its estimated redemption value.
(z) Recently adopted and recently issued accounting standards
In November 2024, Accounting Standards Update 2024-03 (“Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures”—(Subtopic 220-40)) was issued, and related update clarifying effective date was issued thereafter. This update requires that entities disclose purchases of inventory, employee compensation, depreciation, intangible asset amortization and depletion for each income statement line item that contains those expenses. It also requires specified expenses, gains or losses that are already disclosed under existing US GAAP to be included in the disclosure of the relevant expense captions, and any remaining amounts to be described qualitatively. Additionally, separate disclosures of total selling expenses and its definition are also required. This update is effective for fiscal years beginning after December 15, 2026 and interim periods beginning after December 15, 2027, and early adoption is permitted. This update will either be applied prospectively to financial statements issued for reporting periods after the effective date or retrospectively to any or all prior periods presented in the financial statements. The Company and its subsidiaries will adopt this update on April 1, 2027 for annual disclosure and on April 1, 2028 for interim disclosure. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ disclosures.

In November 2024, Accounting Standards Update
2024-04
(“Induced Conversions of Convertible Debt Instruments”—Subtopic
470-20
(“Debt—Debt with Conversion and Other Options”)) was issued. This update clarifies the application requirements for accounting treatment when conversions are induced by incentives. This update is effective for fiscal years and interim periods beginning after December 15, 2025, with early adoption permitted. Entities may elect either to apply the update retrospectively to all prior periods presented or prospectively from the date of adoption. The Company and its subsidiaries elected to adopt this update prospectively and adopted it on April 1, 2026. The adoption of this update had no material impact on the Company’s and its subsidiaries’ results of operations, financial position, or disclosures.
In May 2025, Accounting Standards Update
2025-03
(“Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity”—ASC 805 (“Business Combinations”), ASC 810 (“Consolidation”)) was issued. This update requires an entity involved in an acquisition transaction effected primarily by exchanging equity interests when the legal acquiree is a VIE that meets the definition of a business to consider the factors in the guidance of Subtopic
805-10
(“Business Combinations—Overall”) to determine which entity is the accounting acquirer. This update is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted. This update requires that an entity apply the new guidance prospectively to any acquisition transaction that occurs after the initial application date. The Company and its subsidiaries will adopt this update on April 1, 2027. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position.
In May 2025, Accounting Standards Update
2025-04
(“Clarifications to Share-Based Consideration Payable to a Customer”—ASC 718 (“Compensation—Stock Compensation”), ASC 606 (“Revenue from Contracts with Customers”)) was issued. This update revised the definition of the term performance conditions for share-based consideration payable to a customer, including conditions based on the volume or monetary amount of a customer’s purchase of goods or services. When share-based consideration payable to a customer included service conditions, it eliminated the policy election permitting the entity to account for forfeitures as they occur, and the entity is required to estimate the number of forfeitures expected to occur. Additionally, it clarifies that share-based consideration payable to a customer is not subject to the constraint on estimates of variable consideration in ASC 606. This update is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted. This update will either be applied using a modified retrospective approach, with a cumulative-effect adjustment to retained earnings as of the fiscal year of adoption, or retrospectively to all prior periods presented in the financial statements. The Company and its subsidiaries will adopt this update on April 1, 2027. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position, as well as disclosures.
In July 2025, Accounting Standards Update
2025-05
(“Measurement of Credit Losses for Accounts Receivable and Contract Assets”—ASC 326 (“Financial Instruments—Credit Losses”)) was issued. This update revised the guidance for estimating expected credit losses on trade receivables and contract assets arising from transactions within the scope of ASC 606, Revenue from Contracts with Customers. The amendments allow all entities to apply a practical expedient when developing reasonable and supportable forecasts for credit loss estimates. Under this expedient, entities may assume that the economic conditions existing as of the reporting date will remain unchanged over the remaining life of the financial asset. Nevertheless, entities are required to adjust historical loss information to reflect current conditions if those conditions differ from those in the historical data. This update is effective for fiscal years beginning after December 15, 2025, including interim periods within those fiscal years. Early adoption is permitted. This update requires that an entity apply the new guidance prospectively. The Company and its subsidiaries adopted this update on April 1, 2026. The adoption of this update had no material impact on the Company and its subsidiaries’ results of operations or financial position, as well as disclosures.
In September 2025, Accounting Standards Update
2025-06
(“Targeted Improvements to the Accounting for
Internal-Use
Software”—Subtopic
350-40
(“Intangibles—Goodwill and
Other—Internal-Use
Software”)) was issued. This update eliminates accounting consideration of software project stages and requires capitalization to begin when management has authorized and committed to funding the software project and it is probable that the project will be completed and the software will be used to perform the function intended. This update also requires that capitalized internal-use
software costs are subject to the disclosure requirements under Subtopic
360-10
(“Property, Plant, and Equipment”), regardless of how such those costs are presented in the financial statements. Furthermore, it also modifies the website development costs guidance by eliminating Subtopic
350-50
and relocating any remaining relevant guidance into Subtopic
350-40.
This update is effective for fiscal years beginning after December 15, 2027, including interim periods within those fiscal years. Early adoption is permitted. This update will either be applied to a prospective transition approach, a modified transition approach, under which a cumulative-effect adjustment is recognized in retained earnings as of the beginning of the adoption period, or retrospectively to all prior periods presented in the financial statements. The Company and its subsidiaries will adopt this update on April 1, 2028. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations, financial position, and disclosures.
In October 2025, Accounting Standards Update 2025-08 (“Purchased Loans: Financial Instruments—Credit Losses”—ASC 326 (“Financial Instruments—Credit Losses”)) was issued. This update broadens the population of financial assets that are within the scope of the gross-up approach under ASC 326 to include purchased seasoned loans that are not considered purchased credit-deteriorated assets. This update is effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. This update requires that an entity apply prospectively to loans that are acquired on or after the initial application date. The Company and its subsidiaries will adopt this update on April 1, 2027. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position, as well as disclosures.

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In November 2025, Accounting Standards Update 2025-09 (“Hedge Accounting Improvements”—ASC 815 (“Derivatives and Hedging”)) was issued. This update expands the scope of hedge accounting in the following five areas. (1) This update expands the hedged risks permitted to be aggregated in a group of individual forecasted transactions in a cash flow hedge. (2) This update provides a model to facilitate the application of cash flow hedge accounting to forecasted interest payments on choose-your-rate debt instruments. (3) This update permits an entity to designate the variability in cash flows attributable to changes in a variable price component of a forecasted purchase or sale of a nonfinancial asset as the hedged risk, provided that the component is clearly and closely related to the nonfinancial asset being purchased or sold. (4) This update eliminates the requirement to apply the net written option test to a compound derivative comprising a swap and a written option designated as the hedging instrument of interest rate risk. (5) The amendments require that an entity exclude the debt instrument’s fair value hedge basis adjustment from the net investment hedge effectiveness assessment and recognize in earnings the gains and losses from the remeasurement of the debt instrument’s fair value hedge basis adjustment at the spot exchange rate. This update is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted. This update requires that an entity apply the new guidance prospectively for all hedging relationships and permits an entity to elect to apply it to hedging relationships that exist as of the date of adoption. The Company and its subsidiaries will adopt this update on April 1, 2027. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position, as well as disclosures.
In December 2025, Accounting Standards Update 2025-10 (“Accounting for Government Grants Received by Business Entities”—ASC 832 (“Government Assistance”)) was issued. This update establishes authoritative guidance on the recognition, measurement, presentation and disclosure of government grants received by business entities. This update requires an entity to recognize a government grant only when it is probable that the entity will both comply with the conditions attached to the grant and the grant will be received, and when the related expenses or costs have been incurred. This update provides specific accounting models for grants related to assets and grants related to income. For grants related to assets, it permits an entity to either recognize government grants as deferred income or as an adjustment to the carrying amount of the asset. For grants related to income, it requires an entity to recognize the grant in earnings over the periods in which the entity recognizes the related costs as expenses, which the grant is intended to compensate. It also requires additional disclosures regarding the nature of government grants, significant terms and conditions, accounting policies applied, and amounts recognized in the financial statements. This update is effective for fiscal years beginning after December 15, 2028, including interim periods within those fiscal years. Early adoption is permitted. This update will be applied using either a modified prospective approach for government grants entered into on or after the effective date, a modified retrospective approach for government grants entered into on or after the beginning of the earliest period presented, or a retrospective approach for all government grants. The Company and its subsidiaries will adopt this update on April 1, 2029. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations, financial position, as well as disclosures.
In April 2026, Accounting Standards Update 2026-01 (“Initial Measurement of Paid-in-Kind Dividends on Equity-Classified Preferred Stock”—ASC 505(“Equity”)) was issued. This update requires an entity that paid-in-kind dividends on equity-classified preferred stock be initially measured on the basis of the paid-in-kind dividend rate stated in the preferred stock agreement. This update is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted. This update will either be applied prospectively to paid-in-kind dividends recognized on preferred stock on or after the initial application date, or retrospectively to paid-in-kind dividends recognized on preferred stock outstanding as of the initial application date for all prior periods presented in the financial statements. The Company and its subsidiaries will adopt this update from April 1, 2027. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position, as well as disclosures.
In May 2026, Accounting Standards Update 2026-02 (“Environmental Credits and Environmental Credit Obligations”—ASC 818) was issued. This update establishes new accounting guidance on the recognition, measurement, presentation, and disclosure of environmental credits generated, purchased, or received by an entity, as well as environmental credit obligations arising from regulatory compliance requirements related to the prevention, control, reduction, or removal of emissions or other pollution. This update requires that environmental credits that are probable of being used to settle environmental credit obligations, or of transfer in exchange transactions or of use in a nonreciprocal transfer, be recognized as assets at cost, while costs to obtain all other environmental credits be recognized as an expense when incurred. In addition, among the environmental credits recognized as assets, those expected to be used to settle such obligations are subsequently measured at cost, whereas other environmental credits are subject to impairment testing at the end of each reporting period, with impairment losses recognized to the extent that the carrying amount exceeds fair value. This update requires the recognition of liabilities for environmental credit obligations arising from regulatory compliance requirements existing at the reporting date. Such obligations are measured based on the carrying amount of environmental credits held and expected to be used for settlement, or, if such credits are not held, based on the fair value of the environmental credits required to settle the obligation. This update is effective for fiscal years beginning after December 15, 2027, including interim periods within those fiscal years. Early adoption is permitted. This update requires a modified retrospective approach, with a cumulative effect adjustment to retained earnings as of the fiscal year of adoption. The Company and its subsidiaries will adopt this update on April 1, 2028. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position, as well as disclosures.
In September 2026, Accounting Standards Update 2026-03 (“Investment Companies with Equity Securities Subject to Contractual Sale Restrictions”—ASC 820 (“Fair Value Measurement”)) was issued. This update requires investment companies, as defined in ASC 946 (Financial Services—Investment Companies), to consider contractual restrictions on the sale of an equity security when measuring the fair value of an equity security that is subject to a contractual sale restriction. In addition, this update requires investment companies to disclose the amount of any discounts attributable to contractual restrictions. The guidance is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods, and early adoption is permitted. An investment company within the scope of ASC 946 is required to apply the amendments in this update prospectively to all equity securities with any adjustments from the adoption of the amendments recognized in earnings. The Company and its subsidiaries will adopt this update on April 1, 2028. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position, as well as disclosures.
(aa) Reclassifications
Goodwill in the consolidated balance sheets have been reclassified from “Other Assets” to “Goodwill” as of September 30, 2026 because its significance relative to total assets has increased. Corresponding to this change, the presented amounts in the consolidated balance sheets as of March 31, 2026 have also been reclassified retrospectively to conform to the presentation as of September 30, 2026.
In the Company’s consolidated balance sheets as of March 31, 2026, “Other Assets” in the amount of ¥773,592 million has been reclassified to “Goodwill”.

3.	Fair Value Measurements
During the six months ended September 30, 2026, the business of ORIX Bank, a former consolidated subsidiary of the Company, was classified as a discontinued operation. As a result, the amounts of fair value measurements are presented based on continuing operations, excluding the discontinued operation, for both the current and prior periods. For further information on the discontinued operations, see Note 26 “Discontinued Operations.”
The Company and its subsidiaries classify and prioritize inputs used in valuation techniques to measure fair value into the following three levels:

Level 1 —	Inputs of quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 —	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.
Level 3 —	Unobservable inputs for the assets or liabilities.
The Company and its subsidiaries differentiate between those assets and liabilities required to be carried at fair value at every reporting period (“recurring”) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (“nonrecurring”). The Company and its subsidiaries mainly measure certain loans held for sale, available-for-sale debt securities, certain equity securities, derivatives, certain reinsurance recoverables, variable annuity and variable life insurance contracts, and certain accounts payable at fair value on a recurring basis.
The following tables present recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2026 and September 30, 2026:
March 31, 2026

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale*1	¥78,020	¥0	¥42,336	¥35,684
Available-for-sale debt securities:	2,360,361	7,278	2,092,438	260,645
Japanese and foreign government bond securities*2	967,937	2,150	965,787	0
Japanese prefectural and foreign municipal bond securities	239,545	0	228,963	10,582
Corporate debt securities*3	888,919	5,128	765,600	118,191
CMBS and RMBS in the Americas	105,432	0	105,432	0
Other asset-backed securities and debt securities	158,528	0	26,656	131,872
Equity securities*4*5	501,001	149,949	120,456	230,596
Derivative assets:	154,513	676	145,850	7,987
Interest rate swap agreements	26,358	0	26,358	0
Options held/written and other	17,402	16	9,399	7,987
Futures, foreign exchange contracts	69,663	660	69,003	0
Foreign currency swap agreements	41,090	0	41,090	0
Netting*6	(80,880)	—	—	—
Net derivative assets	73,633	—	—	—
Other assets:	1,163	0	0	1,163
Reinsurance recoverables*7	1,163	0	0	1,163

Total	¥3,095,058	¥157,903	¥2,401,080	¥536,075

Liabilities:
Derivative liabilities:	¥118,058	¥148	¥117,353	¥557
Interest rate swap agreements	2,289	0	2,289	0
Options held/written and other	21,543	16	20,970	557
Futures, foreign exchange contracts	94,191	132	94,059	0
Foreign currency swap agreements	12	0	12	0
Credit derivatives held/written	23	0	23	0
Netting*6	(51,256)	—	—	—
Net derivative liabilities	66,802	—	—	—
Policy liabilities and policy account balances:	138,027	0	0	138,027
Variable annuity and variable life insurance contracts*8	138,027	0	0	138,027

Accounts payable	15,683	0	0	15,683

Contingent consideration	15,683	0	0	15,683

Total	¥271,768	¥148	¥117,353	¥154,267

September 30, 2026

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale*1	¥60,859	¥0	¥39,304	¥21,555
Available-for-sale debt securities:	2,333,404	17,957	2,046,468	268,979
Japanese and foreign government bond securities*2	927,586	13,248	914,338	0
Japanese prefectural and foreign municipal bond securities	272,083	0	262,911	9,172
Corporate debt securities*3	867,690	4,709	745,993	116,988
CMBS and RMBS in the Americas	105,685	0	105,685	0
Other asset-backed securities and debt securities	160,360	0	17,541	142,819
Equity securities*4*5	347,183	146,962	136,092	64,129
Derivative assets:	126,433	986	116,711	8,736
Interest rate swap agreements	28,958	0	28,958	0
Options held/written and other	34,619	53	25,830	8,736
Futures, foreign exchange contracts	35,961	933	35,028	0
Foreign currency swap agreements	26,895	0	26,895	0
Netting*6	(66,344)	—	—	—
Net derivative assets	60,089	—	—	—
Other assets:	555	0	0	555
Reinsurance recoverables*7	555	0	0	555

Total	¥2,868,434	¥165,905	¥2,338,575	¥363,954

Liabilities:
Derivative liabilities:	¥93,669	¥213	¥85,463	¥7,993
Interest rate swap agreements	1,861	0	1,861	0
Options held/written and other	38,043	4	30,046	7,993
Futures, foreign exchange contracts	47,582	209	47,373	0
Foreign currency swap agreements	6,170	0	6,170	0
Credit derivatives held/written	13	0	13	0
Netting*6	(44,894)	—	—	—
Net derivative liabilities	48,775	—	—	—
Policy liabilities and policy account balances:	145,670	0	0	145,670
Variable annuity and variable life insurance contracts*8	145,670	0	0	145,670
Accounts payable	1,574	0	0	1,574
Contingent consideration	1,574	0	0	1,574

Total	¥240,913	¥213	¥85,463	¥155,237

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*1
A certain subsidiary elected the fair value option on certain loans held for sale. These loans are multi-family and seniors housing loans and are sold to Federal National Mortgage Association (“Fannie Mae”), Federal Home Loan Mortgage Corporation (“Freddie Mac”) and institutional investors. Included in “Other (income) and expense” in the consolidated statements of income for the six months ended September 30, 2025 was a loss of ¥1,077 million from the change in the fair value of the loans. For the six months ended September 30, 2026, a loss of ¥3,152 million from the change in the fair value of the loans was included in “Financ
e
 revenues.” No gains or losses were recognized in earnings during the six months ended September 30, 2025 and 2026 attributable to changes in instrument-specific credit risk. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale as of March 31, 2026, were ¥ 79,364 million and ¥ 78,020 million, respectively, and the amount of the aggregate fair value was less than the amount of aggregate unpaid principal balance by ¥ 1,344 million. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale as of September 30, 2026, were ¥64,741 million and ¥60,859 million, respectively, and the amount of the aggregate fair value was less than the amount of aggregate unpaid principal balance by ¥3,882 million. The amounts of aggregate unpaid principal balance and aggregate fair value of loans that are 90 days or more past due or, in non-accrual
status as of March 31, 2026, were ¥9,858 million and ¥8,657 million, respectively, and the amount of the aggregate fair value was less than the amount of aggregate unpaid principal balance by ¥1,201 million. The amounts of aggregate unpaid principal balance and aggregate fair value of loans that are 90 days or more past due or, in non-accrual
status as of September 30, 2026, were ¥5,633 million and ¥3,975 million, respectively, and the amount of the aggregate fair value was less than the amount of aggregate unpaid principal balance by ¥1,658 million.

*2
A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale debt securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income was a gain of
 ¥90 million and
a
loss of ¥212 million from the change in the fair value of those investments for the six months ended September 30, 2025 and 2026, respectively. The amounts of aggregate fair value elected the fair value option were ¥3,024 million and ¥17,551 million as of March 31, 2026 and September 30, 2026, respectively.

*3
A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale
debt securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were gains of ¥365 million and ¥13 million from the change in the fair value of those investments for the six months ended September 30, 2025 and 2026, respectively. The amounts of aggregate fair value elected the fair value option were ¥11,927 million and ¥9,006 million as of March 31, 2026 and September 30, 2026, respectively.

*4
Certain subsidiaries elected the fair value option for certain investments in investment funds included in equity securities. Included in “Gains on investment securities and dividends” and “Life insurance premiums and related investment income” in the consolidated statements of income were gains of ¥1,206 million and ¥964 million from the change in the fair value of those investments for the six months ended September 30, 2025 and 2026, respectively. The amounts of aggregate fair value elected the fair value option were ¥24,845 million and ¥25,231 million as of March 31, 2026 and September 30, 2026, respectively.

*5
The amounts of investment funds measured at net asset value per share which are not included in the above tables were ¥168,854 million and ¥182,674 million as of March 31, 2026 and September 30, 2026, respectively.

*6	It represents the amount offset under counterparty netting of derivative assets and liabilities.
*7
Certain subsidiaries elected the fair value option for certain reinsurance contracts held. The fair value of the reinsurance contracts elected for the fair value option in other assets were ¥1,163 million and ¥555 million as of March 31, 2026 and September 30, 2026, respectively. For the effect of changes in the fair value of those reinsurance contracts on earnings during the six months ended September 30, 2025 and 2026, see Note 17 “Income and Expenses Relating to Life Insurance Operations.”

*8
Certain subsidiaries elected the fair value option for the entire variable annuity and variable life insurance contracts held. The fair value of the variable annuity and variable life insurance contracts elected for the fair value option in policy liabilities and policy account balances were ¥138,027 million and ¥145,670 million as of March 31, 2026 and September 30, 2026, respectively. For the effect of changes in the fair value of the variable annuity and variable life insurance contracts on earnings during the six months ended September 30, 2025 and 2026, see Note 17 “Income and Expenses Relating to Life Insurance Operations.”

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The following tables present the reconciliation of financial assets and liabilities (net) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the six months ended September 30, 2025 and 2026:
Six months ended September 30, 2025

	Millions of yen
	Balance at April 1, 2025	Gains or losses (realized/unrealized)			Purchases*3	Sales	Settlements*4	Transfers in and/ or out of Level 3 (net)	Balance at September 30, 2025	Change in unrealized gains or losses included in earnings for assets and liabilities still held at September 30, 2025*1	Change in unrealized gains or losses included in other comprehensive income for assets and liabilities still held at September 30, 2025*2
		Included in earnings*1	Included in other comprehensive income*2	Total
Loans held for sale	¥67,794	¥(682)	¥(561)	¥(1,243)	¥63	¥0	¥(14,018)	¥0	¥52,596	¥(147)	¥(561)
Available-for-sale debt securities	201,691	3,852	2,824	6,676	114,816	(560)	(48,262)	0	274,361	4,537	319
Japanese prefectural and foreign municipal bond securities	10,878	(177)	(97)	(274)	0	0	(187)	0	10,417	(177)	(97)
Corporate debt securities	4,252	4,792	4,016	8,808	107,208	0	0	0	120,268	4,792	(2)
CMBS and RMBS in the Americas	7,082	0	(44)	(44)	0	0	0	0	7,038	0	(45)
Other asset-backed securities and debt securities	179,479	(763)	(1,051)	(1,814)	7,608	(560)	(48,075)	0	136,638	(78)	463
Equity securities	162,210	5,797	(387)	5,410	17,453	0	(2,036)	0	183,037	5,815	(384)
Investment funds	162,210	5,797	(387)	5,410	17,453	0	(2,036)	0	183,037	5,815	(384)
Derivative assets and liabilities (net)	8,165	150	(251)	(101)	0	0	0	0	8,064	150	(251)
Options held/written and other	8,165	150	(251)	(101)	0	0	0	0	8,064	150	(251)
Other asset	2,586	(1,421)	0	(1,421)	412	0	(62)	0	1,515	(1,421)	0
Reinsurance recoverables*5	2,586	(1,421)	0	(1,421)	412	0	(62)	0	1,515	(1,421)	0
Policy liabilities and policy account balances	136,257	(17,278)	264	(17,014)	0	0	(10,571)	0	142,700	(17,278)	264
Variable annuity and variable life insurance contracts*6	136,257	(17,278)	264	(17,014)	0	0	(10,571)	0	142,700	(17,278)	264
Accounts payable:	15,259	(244)	(1,190)	(1,434)	1,475	0	0	0	18,168	(244)	(1,190)
Contingent consideration	15,259	(244)	(1,190)	(1,434)	1,475	0	0	0	18,168	(244)	(1,190)

Six months ended September 30, 2026

	Millions of yen
	Balance at April 1, 2026	Gains or losses (realized/unrealized)			Purchases*3	Sales	Settlements*4	Transfers in and/ or out of Level 3 (net)	Balance at September 30, 2026	Change in unrealized gains or losses included in earnings for assets and liabilities still held at September 30, 2026*1	Change in unrealized gains or losses included in other comprehensive income for assets and liabilities still held at September 30, 2026*2
		Included in earnings *1	Included in other comprehensive income*2	Total
Loans held for sale	¥35,684	¥(2,505)	¥(304)	¥(2,809)	¥0	¥(43)	¥(11,277)	¥0	¥21,555	¥(2,504)	¥(304)
Available-for-sale debt securities	260,645	5,695	(7,835)	(2,140)	16,692	(5,799)	(11,295)	10,876	268,979	5,635	(7,270)
Japanese prefectural and foreign municipal bond securities	10,582	41	(574)	(533)	0	(837)	(165)	125	9,172	0	(824)
Corporate debt securities	118,191	6,083	(5,312)	771	0	(1,974)	0	0	116,988	6,053	(5,312)
Other asset-backed securities and debt securities	131,872	(429)	(1,949)	(2,378)	16,692	(2,988)	(11,130)	10,751	142,819	(418)	(1,134)
Equity securities	230,596	68,394	(880)	67,514	15,734	(247,935)	(1,780)	0	64,129	1,453	(880)
Investment funds	230,596	68,394	(880)	67,514	15,734	(247,935)	(1,780)	0	64,129	1,453	(880)
Derivative assets and liabilities (net)	7,430	(6,687)	0	(6,687)	0	0	0	0	743	(6,687)	0
Options held/written and other	7,430	(6,687)	0	(6,687)	0	0	0	0	743	(6,687)	0
Other asset	1,163	(984)	0	(984)	424	0	(48)	0	555	(984)	0
Reinsurance recoverables*5	1,163	(984)	0	(984)	424	0	(48)	0	555	(984)	0
Policy liabilities and policy account balances	138,027	(18,387)	42	(18,345)	0	0	(10,702)	0	145,670	(18,387)	42
Variable annuity and variable life insurance contracts*6	138,027	(18,387)	42	(18,345)	0	0	(10,702)	0	145,670	(18,387)	42
Accounts payable:	15,683	3,942	0	3,942	0	0	(10,167)	0	1,574	0	0
Contingent consideration	15,683	3,942	0	3,942	0	0	(10,167)	0	1,574	0	0

*1
Principally, gains and losses from
available-for-sale
debt securities are included in “Finance revenues (including interest under the amortized cost method and principal plus interest)”, “Gains on investment securities and dividends”, “Write-downs of securities” or “Life insurance premiums and related investment income”; equity securities are included in “Gains on investment securities and dividends” and “Life insurance premiums and related investment income” and derivative assets and liabilities (net), and accounts payable are included in “Other (income) and expense” respectively. Gains and losses from loans held for sale were included in “Other (income) and expense” for the six months ended September 30, 2025, and in “Finance revenues” for the six months ended September 30, 2026.

*2
Unrealized gains and losses from loans held for sale are included in “Net change of foreign currency translation adjustments”, unrealized gains and losses from available-for-sale
debt securities are included in “Net change of unrealized gains (losses) on investment in securities” and “Net change of foreign currency translation adjustments”, unrealized gains and losses from equity securities, and derivative assets and liabilities (net) are included mainly in “Net change of foreign currency translation adjustments”, unrealized gains and losses from policy liabilities and policy account balances are included in “Net change of debt valuation adjustments”, unrealized gains and losses from accounts payable are included in “Net change of foreign currency translation adjustments.”

*3	Increases resulting from an acquisition of a subsidiary and insurance contracts ceded to reinsurance companies are included.
*4
Decreases resulting from the receipts of reimbursements for benefits, and decreases resulting from insurance payouts to variable annuity and variable life policyholders due to death, surrender and maturity of the investment period are included.

*5
“Included in earnings” in the above table includes changes in the fair value of reinsurance contracts recorded in “Life insurance costs” and reinsurance premiums, net of reinsurance benefits received, recorded in “Life insurance premiums and related investment income.”

*6
“Included in earnings” in the above table is recorded in “Life insurance costs” and includes changes in the fair value of policy liabilities and policy account balances resulting from gains or losses on the underlying investment assets managed on behalf of variable annuity and variable life policyholders, and the changes in the minimum guarantee risks relating to variable annuity and variable life insurance contracts as well as insurance costs recognized for insurance and annuity payouts as a result of insured events. For the information about policy account balances for variable annuity and variable life insurance contracts and market risk benefits as of and for March 31, 2026 and for the six months ended September 30, 2026, see Note 18 “Long-Duration Insurance Contracts Relating to Life Insurance Operations.”

In the six months ended September 30, 2025, there were no transfers in or out of Level 3. In the six months ended September 30, 2026, foreign municipal bond securities totaling ¥125 million and other debt securities totaling ¥10,751 million were transferred from Level 2 to Level 3, since the inputs became unobservable.

–

 –

The following tables present recorded amounts of assets measured at fair value on a nonrecurring basis during the year ended March 31, 2026 and the six months ended September 30, 2026. These assets are measured at fair value on a nonrecurring basis mainly to recognize impairment:
Year ended March 31, 2026

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale	¥838	¥0	¥0	¥838
Real estate collateral-dependent loans (net of allowance for credit losses)	11,553	0	0	11,553
Investment in operating leases, property under facility operations and office facilities	11,907	0	66	11,841
Land and buildings undeveloped or under construction	2,203	0	0	2,203
Equity securities	42,417	0	42,417	0
Equity method investments	5,140	0	0	5,140

	¥74,058	¥0	¥42,483	¥31,575

Six months ended September 30, 2026

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale	¥1,747	¥0	¥1,747	¥0
Real estate collateral-dependent loans (net of allowance for credit losses)	5,489	0	0	5,489
Investment in operating leases, property under facility operations and office facilities	8,517	0	0	8,517
Equity securities	9,789	0	9,789	0
Equity method investments	43,128	31,291	0	11,837

	¥68,670	¥31,291	¥11,536	¥25,843

The following is a description of the main valuation methodologies used for assets and liabilities measured at fair value.
Loans held for sale
Certain loans, which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held-for-sale.
The loans held for sale in the Americas are classified as Level 2, if the Company and its subsidiaries measure their fair value based on a market approach using inputs other than quoted prices that are observable for the assets such as treasury rate, swap rate and market spread. The loans held for sale in the Americas are classified as Level 3, if the Company and its subsidiaries measure their fair value based on discounted cash flow methodologies using inputs that are unobservable in the market.
Real estate collateral-dependent loans
The allowance for credit losses for large balance
non-homogeneous
loans is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. According to ASC 820 (“Fair Value Measurement”), measurement for loans with deterioration in credit quality determined using a present value technique is not considered a fair value measurement. However, measurement for loans with deterioration in credit quality determined using the loan’s observable market price or the fair value of the collateral securing the collateral-dependent loans are fair value measurements and are subject to the disclosure requirements for nonrecurring fair value measurements.

–

 –

The Company and its subsidiaries determine the fair value of the real estate collateral of real estate collateral-dependent loans using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. The Company and its subsidiaries generally obtain a new appraisal once a fiscal year. In addition, the Company and its subsidiaries periodically monitor circumstances of the real estate collateral and then obtain a new appraisal in situations involving a significant change in economic and/or physical conditions, which may materially affect the fair value of the collateral. Real estate collateral-dependent loans whose fair values are estimated using appraisals of the underlying collateral based on these valuation techniques are classified as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates and cap rates as well as future cash flows estimated to be generated from real estate collateral. An increase (decrease) in the discount rate or cap rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of real estate collateral-dependent loans.
Investment in operating leases, property under facility operations, office facilities and other assets, and land and buildings undeveloped or under construction
Investment in operating leases measured at fair value is mostly real estate. The Company and its subsidiaries determine the fair value of investment in operating leases, property under facility operations, office facilities and other assets, and land and buildings undeveloped or under construction using appraisals prepared by independent third party appraisers or the Company’s own staff of qualified appraisers, and others based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flow methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. The Company and its subsidiaries classified these assets as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates as well as future cash flows estimated to be generated from the assets or projects. An increase (decrease) in the discount rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of investment in operating leases and property under facility operations and land and buildings undeveloped or under construction.
Movable properties owned by a certain subsidiary are classified as Level 2, because fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets.
Available-for-sale
debt securities
If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets and accordingly these securities are classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models such as discounted cash flow methodologies, appraisals, or broker quotes. Such securities are classified as Level 3, as the valuation models, appraisals, or broker quotes are based on inputs that are unobservable in the market. If fair value is based on broker quotes, the Company and its subsidiaries check the validity of received prices based on comparison to prices of other similar assets and market data such as relevant benchmark indices.
The Company and its subsidiaries classified corporate debt securities, CMBS and RMBS in the Americas and other asset-backed securities and debt securities as Level 2 if the inputs such as trading price and/or bid price are observable. The Company and its subsidiaries classified CMBS and RMBS in the Americas and other asset-backed securities and debt securities as Level 3 if the Company and subsidiaries evaluate the fair value based on the unobservable inputs. In determining whether the inputs are observable or unobservable, the Company and its subsidiaries evaluate various factors such as the lack of recent transactions, price quotations that are not based on current information or vary substantially over time or among market makers, a significant increase in implied risk premium, a wide bid-ask
spread, significant decline in new issuances, little or no public information (e.g. a principal-to-principal
market) and other factors.
The corporate debt securities include a foreign convertible bond issued by AM Green (Luxembourg) S.à.r.l and received in conjunction with the partial sale of shares in Greenko Energy Holdings. It is measured at fair value using discounted cash flow methodology to estimate the equity value as of the transaction date, then, using a pricing model based on the Monte Carlo simulation to estimate the bond’s future conversion value and discounting it to the present value, which is classified as Level 3 because such appraisals involve unobservable inputs in the market. The fair value measurement uses discount rates and projected cash flows based on the business plan including future sales prices and sales volumes of green ammonia for the discounted cash flow methodology, and uses discount rate and equity volatility for the pricing model based on the Monte Carlo simulation. Discount rates, equity volatility, and projected cash flows based on the business plan are unobservable inputs. An increase (decrease) in the discount rate and equity volatility and a decrease (increase) in projected cash flows based on the business plan would result in a decrease (increase) in the fair value of corporate debt securities.
With respect to certain CMBS and RMBS in the Americas and other asset-backed securities and debt securities, the Company and its subsidiaries classified these securities that were measured at fair value based on the observable inputs such as trading price and/or bid price as Level 2. But for those securities that lacked observable trades because they are older vintage or below investment grade securities, the Company and its subsidiaries limit the reliance on independent pricing service vendors and brokers. As a result, the Company and its subsidiaries established internally developed pricing models using valuation techniques such as discounted cash flow model using Level 3 inputs in order to estimate fair value of these debt securities and classified them as Level 3. Under the models, the Company and its subsidiaries use anticipated cash flows of the security, discounted at a risk-adjusted discount rate that incorporates our estimate of credit risk and liquidity risk that a market participant would consider. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. An increase (decrease) in the discount rate or default rate would result in a decrease (increase) in the fair value of CMBS and RMBS in the Americas and other asset-backed securities and debt securities.

Equity securities and equity method investments
If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets and accordingly these securities are classified as Level 2. In addition, certain subsidiaries measure their investments held by investment companies which are owned by the subsidiaries at fair value. These investment funds, certain equity securities and certain equity method investments are classified as Level 3, because fair value measurement is based on discounted cash flow methodologies, market multiple valuation methods, appraisals, or broker quotes. Discounted cash flow methodologies use future cash flows to be generated from investees, weighted average cost of capital (WACC) and others. Market multiple valuation methods use earnings before interest, taxes, depreciation and amortization (EBITDA) multiples based on actual and projected cash flows, comparable peer companies, and comparable precedent transactions and others. Furthermore, certain subsidiaries elected the fair value option for investments in some funds. These investment funds for which the fair value option is elected are classified as Level 3, because the subsidiaries measure their fair value using discounted cash flow methodologies, discounting to net asset value based on inputs that are unobservable in the market, appraisals, or broker quotes.
Derivatives
For exchange-traded derivatives, fair value is based on quoted market prices, and accordingly, classified as Level 1. For non-exchange
traded derivatives, fair value is based on commonly used models and discounted cash flow methodologies. If the inputs used for these measurements including yield curves and volatilities, are observable, the Company and its subsidiaries classify it as Level 2. If the inputs are not observable, the Company and its subsidiaries classify it as Level 3. These unobservable inputs contain discount rates. An increase (decrease) in the discount rate would result in a decrease (increase) in the fair value of derivatives.
Reinsurance recoverables
Certain subsidiaries have elected the fair value option for certain reinsurance contracts related to variable annuity and variable life insurance contracts to partially offset the changes in fair value recognized in earnings of the policy liabilities and policy account balances attributable to the changes in the minimum guarantee risks of the variable annuity and variable life insurance contracts. These reinsurance contracts for which the fair value option is elected are classified as Level 3 because the subsidiaries measure their fair value using discounted cash flow methodologies based on inputs that are unobservable in the market.
Variable annuity and variable life insurance contracts
A certain subsidiary has elected the fair value option for the entire variable annuity and variable life insurance contracts held in order to match earnings recognized for changes in fair value of policy liabilities and policy account balances with the earnings recognized for gains or losses from the investment assets managed on behalf of variable annuity and variable life policyholders, derivative contracts and changes in fair value of reinsurance contracts. The changes in fair value of the variable annuity and variable life insurance contracts are linked to the fair value of the investment in securities managed on behalf of variable annuity and variable life policyholders. These securities consist mainly of equity securities traded in the market. In addition, variable annuity and variable life insurance contracts are exposed to the minimum guarantee risk, and the subsidiary adjusts the fair value of the underlying investments by incorporating changes in fair value of the minimum guarantee risk in the evaluation of the fair value of the entire variable annuity and variable life insurance contracts. The variable annuity and variable life insurance contracts for which the fair value option is elected are classified as Level 3 because the subsidiary measures the fair value using discounted cash flow methodologies based on inputs that are unobservable in the market.
Accounts payable (Contingent consideration)
A certain subsidiary records a part of consideration for acquiring noncontrolling interests of its subsidiary as accounts payable (contingent consideration), and it is classified as Level 3 because fair value measurement is based on discounted cash flow methodologies.

Information about Level 3 Fair Value Measurements
The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets and liabilities measured at fair value on a recurring basis as of March 31, 2026 and September 30, 2026.

	March 31, 2026
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Loans held for sale	¥35,684	Discounted cash flows	Discount rate	6.1% – 9.9% (7.9%)
Available-for-sale debt securities:
Japanese prefectural and foreign municipal bond securities	6,381	Discounted cash flows	Discount rate	3.6% – 9.8% (8.0%)
	4,201	Appraisals/Broker quotes	—	—
Corporate debt securities	115,931	Discounted cash flows	Discount rate	7.0% (7.0%)
			Equity Volatility	50.0% (50.0%)
	1,944	Appraisals/Broker quotes	—	—
	316	Discounted cash flows	Discount rate	2.4% (2.4%)
Other asset-backed securities and debt securities	27,094	Discounted cash flows	Discount rate	0.4% – 51.2% (6.8%)
	104,778	Appraisals/Broker quotes	—	—
Equity securities:
Investment funds	203,796	Market multiples	EV/Last twelve months EBITDA multiple	3.4x-9.0x (7.7x)
			EV/Next twelve months EBITDA multiple	3.2x-8.0x (5.1x)
	22,000	Appraisals/Broker quotes	—	—
	4,800	Discounted cash flows	Discount rate	11.0% – 11.5% (11.2%)
Derivative assets:
Options held/written and other	7,611	Discounted cash flows	Discount rate	12.0% – 33.0% (14.9%)
	376	Appraisals/Broker quotes	—	—
Other assets:
Reinsurance recoverables	1,163	Discounted cash flows	Discount rate	1.1% – 3.5% (2.0%)
			Mortality rate	0.0% – 100.0% (2.8%)
			Lapse rate	1.5% – 14.0% (4.5%)
			Annuitization rate (guaranteed minimum annuity benefit)	100.0% (100.0%)

Total	¥536,075

Liabilities:
Derivative liabilities:
Options held/written and other	¥557	Discounted cash flows	Discount rate	12.0% – 33.0% (14.9%)
Policy liabilities and policy account balances:
Variable annuity and variable life insurance contracts	138,027	Discounted cash flows	Discount rate	1.1% – 3.5% (2.0%)
			Mortality rate	0.0% – 100.0% (2.3%)
			Lapse rate	1.5% – 30.0% (5.6%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0% (64.4%)

Accounts payable:
Contingent consideration	14,084	Discounted cash flows	EV/Terminal EBITDA multiple	15.0x (15.0x)
	1,599	Discounted cash flows	Discount rate	4.8% – 5.0% (4.9%)
			EBTDA Volatility	35.0% (35.0%)

Total	¥154,267

	September 30, 2026
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Loans held for sale	¥21,555	Discounted cash flows	Discount rate	7.6% – 9.6% (8.2%)
Available-for-sale debt securities:
Japanese prefectural and foreign municipal bond securities	4,913	Discounted cash flows	Discount rate	5.8% – 9.8% (8.4%)
	4,259	Appraisals/Broker quotes	—	—
Corporate debt securities	116,662	Discounted cash flows	Discount rate	8.0% (8.0%)
			Equity Volatility	50.0% (50.0%)
	326	Discounted cash flows	Discount rate	3.1% (3.1%)
Other asset-backed securities and debt securities	36,511	Discounted cash flows	Discount rate	0.4% – 51.2% (6.5%)
	106,308	Appraisals/Broker quotes	—	—
Equity securities:
Investment funds	34,798	Market multiples	EV/Last twelve months EBITDA multiple	3.5x-10.5x (8.0x)
			EV/Next twelve months EBITDA multiple	3.3x-8.9x (4.0x)
	23,689	Appraisals/Broker quotes	—	—
	5,642	Discounted cash flows	Discount rate	11.0% – 11.5% (11.3%)
Derivative assets:
Options held/written and other	8,365	Discounted cash flows	Discount rate	12.0% – 33.0% (14.8%)
	371	Appraisals/Broker quotes	—	—
Other assets:
Reinsurance recoverables	555	Discounted cash flows	Discount rate	1.5% – 4.5% (2.7%)
			Mortality rate	0.0% – 100.0% (2.8%)
			Lapse rate	1.5%– 14.0% (4.4%)
			Annuitization rate (guaranteed minimum annuity benefit)	100.0% (100.0%)

Total	¥363,954

Liabilities:
Derivative liabilities:
Options held/written and other	¥7,993	Discounted cash flows	Discount rate	12.0% – 33.0% (14.8%)
Policy liabilities and policy account balances:
Variable annuity and variable life insurance contracts	145,670	Discounted cash flows	Discount rate	1.5% – 4.5% (2.7%)
			Mortality rate	0.0% – 100.0% (2.3%)
			Lapse rate	1.5% – 30.0% (5.5%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0% (61.3%)
Accounts payable:
Contingent consideration	1,574	Discounted cash flows	Discount rate	4.8% – 5.0% (4.9%)
			EBTDA Volatility	35.0% (35.0%)

Total	¥155,237

– 4
5
 –

The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets measured at fair value on a nonrecurring basis during the year ended March 31, 2026 and the six months ended September 30, 2026.

	March 31, 2026
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Loans held for sale	¥838	Appraisals/Broker quotes	—	—
Real estate collateral-dependent loans (net of allowance for credit losses)	11,553	Appraisals/Broker quotes	—	—
Investment in operating leases, property under facility operations and office facilities	6,283	Discounted cash flows	Discount rate	0.0% – 5.3% (5.2%)
	5,558	Appraisals/Broker quotes	—	—
Land and buildings undeveloped or under construction	2,203	Discounted cash flows	Discount rate	3.9% (3.9%)
Equity method investments	844	Direct capitalization	Capitalization rate	7.5% (7.5%)
	2,681	Market multiples	EV/EBITDA multiple	6.8x – 7.8x (6.9x)
	1,615	Appraisals/Broker quotes	—	—

	¥31,575

	September 30, 2026
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Real estate collateral-dependent loans (net of allowance for credit losses)	¥5,489	Appraisals/Broker quotes	—	—
Investment in operating leases, property under facility operations and office facilities	8,517	Appraisals/Broker quotes	—	—
Equity method investments	11,837	Appraisals/Broker quotes	—	—

	¥25,843

The Company and its subsidiaries generally use discounted cash flow methodologies or similar internally developed models to determine the fair value of Level 3 assets and liabilities. Use of these techniques requires determination of relevant inputs and assumptions, some of which represent significant unobservable inputs as indicated in the preceding table. Accordingly, changes in these unobservable inputs may have a significant impact on the fair value.
Certain of these unobservable inputs will have a directionally consistent impact on the fair value of the asset or liability for a given change in that input. Alternatively, the fair value of the asset or liability may move in an opposite direction for a given change in another input. Where multiple inputs are used within the valuation technique of an asset or liability, a change in one input in a certain direction may be offset by an opposite change in another input having a potentially muted impact to the overall fair value of that particular asset or liability. Additionally, a change in one unobservable input may result in a change to another unobservable input (that is, changes in certain inputs are interrelated to one another), which may counteract or magnify the fair value impact.
Unobservable inputs are weighted by the relative fair value of the asset or liability.
For more analysis of the uncertainty of each input, see the description of the main valuation methodologies used for assets and liabilities measured at fair value.

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4.	Acquisitions and Divestitures
During the six months ended September 30, 2026, the business of ORIX Bank, a former consolidated subsidiary of the Company, was classified as a discontinued operation. As a result, the amounts of gains on sales of subsidiaries and equity method investments and liquidation losses, net are presented based on continuing operations, excluding the discontinued operation, for both the current and prior periods. For further information on the discontinued operations, see Note 26 “Discontinued Operations.”
(1) Acquisitions
There were no material acquisitions during the six months ended September 30, 2025 and 2026.
(2) Divestitures
Gains on sales of subsidiaries and equity method investments and liquidation losses, net for the six months ended September 30, 2025 and 2026 amounted to ¥98,200 million and ¥68,750 million, respectively. Gains on sales of subsidiaries and equity method investments and liquidation losses, net for the six months ended September 30, 2025 consisted of ¥9,148 million in Japan & APAC segment, ¥88,740 million in Infrastructure segment and ¥312 million in USA & Europe segment. Gains on sales of subsidiaries and equity method investments and liquidation losses, net for the six months ended September 30, 2026 mainly consisted of ¥62,894 million in Japan & APAC segment, ¥2,637 million in Infrastructure segment and ¥3,233 million in USA & Europe segment.
During the six months ended September 30, 2026, the Company sold all of the shares of ORIX Bank, a former consolidated subsidiary of the Company. The sale resulted in a gain of ¥124,295 million which was included in Income from Discontinuing Operations before Income Taxes for the six months ended September 30, 2026.

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5.	Revenues from Contracts with Customers
During the six months ended September 30, 2026, the business of ORIX Bank, a former consolidated subsidiary of the Company, was classified as a discontinued operation. As a result, the amounts of revenues from contracts with customers, and other sources of revenues are presented based on continuing operations, excluding the discontinued operation, for both the current and prior periods. For further information on the discontinued operations, see Note 26 “Discontinued Operations.”
The following table provides information about revenues from contracts with customers, and other sources of revenue for the six months ended September 30, 2025 and 2026 are as follows:

	Millions of yen	Millions of yen
	Six months ended September 30, 2025	Six months ended September 30, 2026
Revenues from contracts with customers	¥704,351	¥800,205
Other revenues *	823,248	873,670

Total revenues	¥1,527,599	¥1,673,875

*
Other revenues are not considered to be within the scope of revenue from contracts with customers, such as life insurance premiums and related investment income, operating leases, finance revenues that include interest income, and others.

The Company and its subsidiaries recognize revenues when control of the promised goods or services is transferred to our customers, in the amounts that reflect the consideration we expect to receive in exchange for those goods or services. Revenues are recognized net of discounts, incentives and estimated sales returns. Amount to be collected for third party is deducted from revenues. The Company and its subsidiaries evaluate whether we are principal or agent on distinctive goods or services. When a revenue transaction involves a third party, if the Company and its subsidiaries control the goods or services before they are transferred to customers, revenue is recognized on gross amount as the principal. There is no significant variability in considerations included in revenues, except for the performance fees regarding asset management business hereinafter, and there is no significant financing component in considerations on transactions.
For further information about breakdowns of revenues disaggregated by goods or services category by segment, see Note 25 “Segment Information.”

Revenue recognition criteria on each goods or services category are mainly as follows:
Sales of goods
The Company and its subsidiaries sell various goods such as cosmetics, health foods, medical equipment and other to customers. Revenues from sales of goods are recognized when there is a transfer of control of the product to customers. The Company and its subsidiaries determine transfer of control based on when the products are shipped or delivered to customers, or inspected by customers.
Real estate sales
Certain subsidiaries are involved in condominium business. Revenues from sales of detached houses and residential condominiums are recognized when the real estate is delivered to customers.
Asset management and servicing
Certain subsidiaries offer customers investment management services for their financial assets, asset management as well as maintenance and administrative services for their real estate properties. Furthermore, the Company and its subsidiaries perform servicing on behalf of customers. Revenues from asset management and servicing primarily include management fees, servicing fees, and performance fees. Management and servicing fees are recognized over the contract period with customers, since the customers simultaneously receive and consume all of the benefits provided by the subsidiaries as the subsidiaries perform. Management fees are calculated based on the predetermined percentages of the market value of the assets under management or net assets of the investment funds in accordance with contract terms. Servicing fees are calculated based on the predetermined percentages of the amount in assets under management in accordance with contract terms. Fees based on the performance of the assets under management are recognized when the performance obligations are satisfied. Servicing fees related to financial assets that the Company and its subsidiaries had originated and transferred to investors are not in the scope of revenue from contracts with customers. These fees are accounted for as servicing assets under which the benefits of servicing are expected to more than adequately compensate for performing the servicing, or servicing liabilities under which the benefits of servicing are not expected to adequately compensate for performing the servicing.
Automobile related services
Certain subsidiaries mainly provide automobile maintenance services to customers, as automobile related services. In the service, since customers simultaneously receive and consume all of the benefits provided by the subsidiaries as the subsidiaries perform, revenues are recognized over the contract period with customers. For measurement of progress, the cost incurred is used, because that reasonably describes transfer of control of services to customers. The subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.
Facilities operation
The Company and its subsidiaries are running hotels, Japanese inns, a multipurpose dome and other facilities. Revenues from these operations are recognized over the customers’ usage period of the facilities, since customers simultaneously receive and consume all of the benefits provided by the Company and its subsidiaries as the Company and its subsidiaries perform. The value transferred to customers is directly measured based on the usage period. With respect to the operation of a multipurpose dome, a certain subsidiary receives payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities. Gains on sale of property under facility operations included in services income are not within the scope of revenue from contracts with customers because these gains refer to transfers of non-financial
assets to counterparties that are not considered to be our customers.
Environment and energy services
The Company and its subsidiaries offer services that provide electric power to business operators’ factories, office buildings and other facilities. Revenues from electric power supply by purchasing electricity or running power plants are recognized over the contracted distribution period with customers, since customers simultaneously receive and consume all of the benefits provided by the Company and its subsidiaries as the Company and its subsidiaries perform. The value transferred to customers is directly measured based on electricity usage by customers. Furthermore, certain subsidiaries are running waste processing facilities. Revenues from resources and waste processing business are primarily recognized over the service contract period with customers, since customers simultaneously receive and consume all of the benefits provided by the subsidiaries as the subsidiaries perform. The value transferred to customers is directly measured based on the amount of resources and waste to be processed.

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Real estate management and brokerage
The Company and its subsidiaries mainly offer management of condominiums, office buildings, facilities, and others, to customers, as real estate management and brokerage business. For these services, customers simultaneously receive and consume all of the benefits provided by the Company and its subsidiaries as the Company and its subsidiaries perform. Therefore, based on progress measured over the contract period with customers, revenues are recognized by directly measuring the value of the services transferred to customers. The Company and its subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.
Real estate contract work
Certain subsidiaries offer repair and contract work for condominiums, office buildings, facilities, and others, to customers. The work is held on the real estate where customers own or rent, and the subsidiaries’ performance creates the asset that the customers’ control as the asset is created or enhanced. Additionally, the performance does not create an asset with an alternative use to the subsidiaries, and the subsidiaries have a substantial enforceable right to payment for performance completed to date so that revenues are recognized over the contract work period. For measurement of progress, the cost incurred is used, because that reasonably describes transfer of control of services to customers. The subsidiaries recognize a part of its performance obligations that it performs as contract assets, and the amounts are reported under other assets on the consolidated balance sheet. Furthermore, the subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.
Other
The Company and its subsidiaries have been developing a variety of businesses. Main revenue streams are as follows:
Maintenance services of software, measurement equipment and other:
Certain subsidiaries offer information systems hardware, software maintenance services and support, and maintenance of measurement equipment to customers. For these services, customers simultaneously receive and consume all of the benefits provided by the subsidiaries as the subsidiaries perform. Therefore, based on progress measured over the contract period with customers, revenues are recognized by directly measuring the value of the services transferred to customers. The subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.
Fee business:
The Company and its subsidiaries are involved in insurance policy referrals and other agency business. Furthermore, certain subsidiaries engage in asset securitization businesses. Commission revenues from insurance policy referrals and other agency businesses are primarily recognized when the contract between our customers and their client is signed. Revenues from the asset securitization businesses consist primarily of advisory fees and performance fees. For advisory fee revenues, customers simultaneously receive and consume the benefits of the services as the performance obligations are fulfilled. Therefore, based on progress measured over the contract period with customers, revenues are recognized by directly measuring the value of the services transferred to customers. Performance fees are recognized when the performance obligations are satisfied, either upon the completion of the asset sale or upon the delivery of the final report to the customer. The subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheet as contract liabilities.

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The following table provides information about balances from contracts with customers as of March 31, 2026 and September 30, 2026.

	Millions of yen
	March 31, 2026	September 30, 2026
Trade Notes, Accounts and Other Receivable	¥246,881	¥218,497
Contract assets (Included in Other Assets)	15,815	18,348
Contract liabilities (Included in Other Liabilities)	46,164	42,435
For the six months ended September 30, 2025 and 2026, there were no significant changes in contract assets and contract liabilities.
For the six months ended September 30, 2025 and 2026, revenues amounting to ¥25,325 million and ¥25,887 million were included in contract liabilities as of the beginning of each fiscal year, respectively.
As of September 30, 2026, transaction price allocated to the performance obligations that are unsatisfied (or partially unsatisfied) is mainly related to automobile related services and real estate sales and amounted to ¥237,161 million. Remaining term for the obligations ranges up to 19 years. Furthermore, automobile related services primarily constitute the performance obligations that are unsatisfied (or partially unsatisfied) and will be recognized as revenue over the next 10 years. The Company and its subsidiaries applied practical expedients in the disclosure, and performance obligations for contracts that have an original expected duration of one year or less, contracts under which the value transferred to a customer is directly measured and recognized as revenue by the amount it has a right to invoice to the customer, sales- or usage-based royalty and directly allocable variable consideration to wholly unsatisfied performance obligation are not included. The transaction price allocated to unsatisfied performance obligations does not include the estimate of material variable consideration.
Variable consideration not included in the transaction price is mainly related to performance fees of the asset management business.

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6.	Leases
Lessor
Lease income for the six months ended September 30, 2025 and 2026 are as follows:

	Millions of yen
	Six months ended September 30, 2025	Six months ended September 30, 2026
Lease income - net investment in leases
Interest income	¥47,828	¥51,260
Other	1,926	4,164
Lease income - operating leases *	309,624	325,344

Total lease income	¥359,378	¥380,768

*
Gains from the disposition of real estate under operating leases included in operating lease revenues were ¥10,049 million and ¥8,158 million, and gains from the disposition of operating lease assets other than real estate included in operating lease revenues were ¥20,956 million and ¥26,994 million, for the six months ended September 30, 2025 and 2026, respectively.

Lease income from net investment in leases and gains and losses from the disposition of net investment in leases are included in finance revenues in the consolidated statements of income. Gains and losses from the disposition of net investment in leases were not material for the six months ended September 30, 2025 and 2026.

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7.	Credit Quality of Financial Assets and the Allowance for Credit Losses
During the six months ended September 30, 2026, the business of ORIX Bank, a former consolidated subsidiary of the Company, was classified as a discontinued operation. As a result, the amounts of financial assets and allowance for credit losses are presented based on continuing operations, excluding the discontinued operation, for both the current and prior periods. For further information on the discontinued operations, see Note 26 “Discontinued Operations.”
The Company and its subsidiaries provide the following information disaggregated by portfolio segment and class of financial assets.

•	Allowance for credit losses

•	Credit quality of financial assets
Credit quality indicators
Past-due financing receivables
Non-accrual

•	Information about modifications of financing receivables made to debtors experiencing financial difficulty
A portfolio segment is defined as the level at which an entity develops and documents a systematic methodology to determine its allowance for credit losses. The Company and its subsidiaries classify our portfolio segments by instruments of loans, net investment in leases and other financial assets measured at amortized cost. Classes of financial assets are determined based on the initial measurement attribute, risk characteristics of the financing receivables and the method for monitoring and assessing obligors’ credit risk and are defined as the level of detail necessary for a financial statement user to understand the risks inherent in the financial assets. Classes of financial assets generally are a disaggregation of a portfolio segment, and the Company and its subsidiaries disaggregate our portfolio segments into classes by regions, instruments or industries of our debtors.

The following table provides information about the allowance for credit losses for installment loans, net investment in leases and other financial assets measured at amortized cost as of March 31, 2026, and for the six months ended September 30, 2025 and 2026 :

	Six months ended September 30, 2025
	Millions of yen
	Beginning balance	Provision (Reversal) *3	Allowance for credit losses on acquired financial assets at acquisition	Charge-offs *4	Recoveries	Other *5	Ending balance	Collective (pool) assessment	Individual assessment
Allowance for credit losses:
Installment loans to consumer borrowers:
Real estate loans
Japan	¥278	¥(10)	¥0	¥0	¥7	¥(275)	¥0	¥0	¥0
Overseas	1,679	(95)	0	(78)	0	47	1,553	494	1,059
Other
Japan	90	(4)	0	0	2	(84)	4	4	0
Overseas	3,048	1,142	0	(1,286)	188	(16)	3,076	1,295	1,781
Installment loans to corporate borrowers:
Non-recourse loans
Japan	91	7	0	0	0	(6)	92	92	0
Overseas	2,593	2,022	0	0	0	1,029	5,644	2,598	3,046
Other than non-recourse loans
Real estate companies
Japan	351	29	0	0	13	0	393	369	24
Overseas	2,046	178	0	0	0	(967)	1,257	715	542
Commercial, industrial and other companies
Japan	950	(6)	0	0	4	(41)	907	449	458
Overseas	20,063	2,571	0	(1,992)	59	24	20,725	12,006	8,719
Loans to Equity method investees	1,512	19	0	0	0	(5)	1,526	186	1,340
Purchased loans *1	1,342	7	3,633	(3,659)	0	(984)	339	133	206
Net investment in leases:	18,122	1,426	0	(1,344)	137	321	18,662	11,254	7,408

Subtotal	52,165	7,286	3,633	(8,359)	410	(957)	54,178	29,595	24,583

Other financial assets measured at amortized cost *2	895	57	0	(74)	0	6	884	297	587

Total	¥53,060	¥7,343	¥3,633	¥(8,433)	¥410	¥(951)	¥55,062	¥29,892	¥25,170

	March 31, 2026
	Millions of yen
	Ending balance	Collective (pool) assessment	Individual assessment
Allowance for credit losses:
Installment loans to consumer borrowers:
Real estate loans
Overseas	¥1,819	¥367	¥1,452
Other
Japan	3	3	0
Overseas	2,092	1,449	643
Installment loans to corporate borrowers:
Non-recourse loans
Japan	170	170	0
Overseas	5,635	2,224	3,411
Other than non-recourse loans
Real estate companies
Japan	522	522	0
Overseas	1,490	519	971
Commercial, industrial and other companies
Japan	1,113	646	467
Overseas	30,625	11,946	18,679
Loans to Equity method investees	0	0	0
Purchased loans *1	7,488	133	7,355
Net investment in leases:	19,907	13,218	6,689

Subtotal	70,864	31,197	39,667

Other financial assets measured at amortized cost *2	5,478	655	4,823

Total	¥76,342	¥31,852	¥44,490

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	Six months ended September 30, 2026
	Millions of yen
	Beginning balance	Provision (Reversal) *3	Allowance for credit losses on acquired financial assets at acquisition	Charge-offs *4	Recoveries	Other *5	Ending balance	Collective (pool) assessment	Individual assessment
Allowance for credit losses:
Installment loans to consumer borrowers:
Real estate loans
Overseas	¥1,819	¥(236)	¥0	¥(290)	¥1	¥127	¥1,421	¥75	¥1,346
Other
Japan	3	0	0	0	0	0	3	3	0
Overseas	2,092	545	0	(904)	196	(95)	1,834	1,273	561
Installment loans to corporate borrowers:
Non-recourse loans
Japan	170	(84)	0	0	0	1	87	87	0
Overseas	5,635	(899)	0	0	0	61	4,797	1,793	3,004
Other than non-recourse loans
Real estate companies
Japan	522	(305)	0	0	341	(1)	557	557	0
Overseas	1,490	1,554	0	(1,074)	0	(33)	1,937	666	1,271
Commercial, industrial and other companies
Japan	1,113	(30)	0	(393)	4	0	694	634	60
Overseas	30,625	(1,125)	0	(7,213)	545	(144)	22,688	11,841	10,847
Loans to Equity method investees	0	0	0	0	0	0	0	0	0
Purchased loans *1	7,488	312	0	(326)	3	(454)	7,023	126	6,897
Net investment in leases:	19,907	1,799	0	(2,542)	231	(17)	19,378	13,437	5,941

Subtotal	70,864	1,531	0	(12,742)	1,321	(555)	60,419	30,492	29,927

Other financial assets measured at amortized cost *2	5,478	387	0	(3,602)	0	(36)	2,227	748	1,479

Total	¥76,342	¥1,918	¥0	¥(16,344)	¥1,321	¥(591)	¥62,646	¥31,240	¥31,406

Note:	Loans held for sale and policy loan receivables of an insurance entity are not in the scope of allowance for credit losses.

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*1
Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely.

*2
The allowance for other financial assets measured at amortized cost includes the allowance for credit losses on financing receivables, such as accounts receivable. Other financial assets measured at amortized cost are mainly “Trade notes, accounts and other receivables” on the consolidated balance sheets.

*3
“Provision for credit losses” in the consolidated statements of income amounted to provisions of ¥9,781 million and ¥1,830 million during the six months ended September 30, 2025 and 2026. The reconciliation between the above table and the amounts reported on the consolidated statements of income during the six months ended September 30, 2025 and 2026 are as follows:

	Millions of yen
	Six months ended September 30, 2025	Six months ended September 30, 2026
	Provision for credit losses	Provision for credit losses
Net investment in leases	¥1,426	¥1,799
Installment loans	5,860	(268)

Subtotal in the above table	7,286	1,531

Other financial assets measured at amortized cost	57	387

Total in the above table	7,343	1,918

Off-balance sheet credit exposures *3(a)	2,336	(66)
Available-for-sale debt securities *3(b)	102	(22)

Amount reported on the consolidated financial statements	¥9,781	¥1,830

*3(a)
The allowance for off-balance sheet credit exposure were ¥17,611 million and ¥17,175 million as of March 31, 2026 and September 30, 2026, respectively, and the amounts are recorded in “Other liabilities” on the consolidated balance sheets. For further information, see Note 24 “Commitments, Guarantees and Contingent Liabilities.”

*3(b)
The allowance for available-for-sale debt securities were ¥3,505 million and ¥3,354 million as of March 31, 2026 and September 30, 2026, respectively, and the amounts are recorded as a reduction in “Investment in securities” on the consolidated balance sheets. For further information, see Note 8 “Investment in Securities.”

*4
Charge-offs
of purchased loans include write-offs of purchased loans at the acquisition date of ¥3,633 million during the six months ended September 30, 2025. There were no such write-offs during the six months ended September 30, 2026.

*5	Other mainly includes foreign currency translation adjustments and increases or decreases in allowance due to consolidation or deconsolidation of subsidiaries.
The following table provides information about purchased loans which were acquired for the six months ended September 30, 2025 and 2026:

	Millions of yen
	Six months ended September 30, 2025	Six months ended September 30, 2026
Purchase price	¥3,862	¥0
Allowance for credit losses at acquisition date	3,633	0
Discount or premium attributable to other factors	876	0

Par value	¥8,371	¥0

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The Company and its subsidiaries estimate an allowance for credit losses for all credit losses expected to occur in future over the remaining life of financial assets, and recognize the allowance adequately based on management judgement. In developing the allowance for credit losses, the Company and its subsidiaries consider, among other things, the following factors in collective assessment and individual assessment by each portfolio:

•	business characteristics and financial conditions of obligors;

•	prior charge-off experience;

•	current delinquencies and delinquency trends;

•	value of underlying collateral and guarantees; and

•	current economic and business conditions and expected outlook in future.
The Company and its subsidiaries manage credit risk using various indicators specific to the region, industry, and types of assets, in accordance with the group risk management policy. For credit transactions, the basic group policy is to obtain sufficient collateral and guarantees, and to diversify industries and borrowers, and the Company and its subsidiaries comprehensively evaluate and monitor the financial condition and cash flows of borrowers, underlying collateral and guarantees, and profitability. The Company and its subsidiaries also manage exposure to potentially high-risk markets by establishing appropriate credit limits through portfolio analysis.
Due to the diversity of assets and risk indicators held by the Company and its subsidiaries, the Company and its subsidiaries monitor the credit quality indicators as performing and non-performing
assets as indicators that are common across all classes. The category of non-performing
assets includes financing receivables for debtors who have filed for insolvency proceedings, whose bank transactions are suspended, whose bills are dishonored, whose businesses have deteriorated, whose repayment is past-due
90 days or more, financing receivables modified to debtors experiencing financial difficulty, and performing assets include all other financing receivables. Regarding purchased loans, they are classified as non-performing
assets when it is probable that the acquisition cost of purchased loans cannot be collected, while all the other purchased loans are included in the category of performing assets.
Certain subsidiaries, in the normal course of their business operations, sell mortgage loans to the Government National Mortgage Association (“Ginnie Mae” or “GNMA”) and the Federal National Mortgage Association (“Fannie Mae”) and retain the servicing rights. The GNMA and Fannie Mae programs under which these loans are sold allow such subsidiaries, at their option and without prior authorization from GNMA or Fannie Mae, to repurchase individual delinquent loans that meet certain criteria for an amount equal to 100% of the remaining principal balance of the loan.
Under ASC 860 (“Transfers and Servicing”), once a subsidiary has the unconditional ability to repurchase a delinquent loan, the subsidiary is deemed to have regained effective control over the loan. Accordingly, the subsidiary is required to recognize the loan as an asset on the balance sheet and record a corresponding liability, regardless of whether the subsidiary intends to exercise the repurchase option.
During the prior fiscal year and the six months ended September 30, 2026, the subsidiaries did not exercise the option to repurchase any delinquent loans. The loans meeting the criteria for repurchase totaled
¥
76,395 million and ¥52,725 million as of March 31, 2026 and September 30, 2026, respectively. These loans are included in installment loans on the consolidated balance sheets, with a corresponding liability recorded in other liabilities.
The loans that have been recognized on the consolidated balance sheets as described above continue to be administered under the framework of the programs provided by GNMA and other government-related agencies. Credit losses associated with these loans are addressed through the guarantee and insurance mechanisms or loss sharing agreements applicable under such programs. The recognition of these loans as assets pursuant to accounting standards does not indicate that the subsidiaries bear credit risk or risk of non-recovery associated with the loans. In addition, as of March 31, 2026 and September 30, 2026, the subsidiaries have not made any decisions nor commenced any procedures to exercise the repurchase option with respect to delinquent loans. Accordingly, these loans are not included within non-performing loans.
When certain performing financial assets mainly have similar risk characteristics to other financial assets, the performing financial assets are collectively evaluated as a pool. On the contrary, when financial assets do not have similar risk characteristics to other financial assets, the financial assets are evaluated individually.
Of non-performing assets, the Company and its subsidiaries consider smaller balance homogeneous loans (including real estate loans and among others, which are not restructured) and net investment in leases as the 90 days or more past-due financing receivables not individually evaluated, and consider all others as the loans individually evaluated. After the Company and its subsidiaries have set aside a provision for those non-performing assets, the Company and its subsidiaries continue to monitor at least on a quarterly basis the quality of any underlying collateral, the business conditions of the debtors and other important factors in order to report to management and develop additional provision for credit losses as necessary.
Loans to consumer borrowers
Loans to consumer borrowers mainly consist of real estate loans.
The credit quality of real estate loans is affected by the borrowers’ repayment performance and value of the underlying collateral.
The Company and its subsidiaries use these factors to estimate the allowance for credit losses because they are reflected in the probability of default and loss given default.

Loans to corporate borrowers
Loans to corporate borrowers are classified into
non-recourse
loans and loans other than
non-recourse
loans.
The credit quality of
non-recourse
loans for which cash flows from real estate are the source of repayment depends mainly on the real estate collateral value.
Loans other than
non-recourse
loans are classified into either real estate companies or commercial, industrial and other companies, each of which are further divided into Japan and overseas.
The credit quality of real estate companies is affected by mainly Japanese and Americas real estate markets and trends.
The credit quality of commercial, industrial and other companies, which consist of various industries, is affected mainly by broader financial and economic conditions and trends in Japan, the Americas and Asian countries.
The allowance for credit losses for loans to corporate borrowers is estimated by considering, among others, debtors’ situation, as well as economic conditions and trends in its industries, the value of underlying collateral and guarantees, and probability of default and loss given default.
Loans to equity method investees
Equity method investees are diversified in various industries and countries. The credit quality of loans to equity method investees is affected mainly by broader financial and economic conditions and trends in Japan, Europe, the Americas and Asian countries.
The allowance for credit losses for loans to equity method investees is estimated by considering, among others, debtors’ situation, as well as economic conditions and trends in its industries, the value of underlying collateral and guarantees, and probability of default and loss given default.
Net investment in leases
Net investment in leases consists of leases of various equipment types, including office equipment, industrial machinery, transportation equipment and real estate properties. The allowance for credit losses for net investment in leases is estimated based on the value of the underlying leased assets, debtors’ situation, economic conditions and trends in its industries, and probability of default and loss given default.
In common with portfolio segments, the forecasted future economic indicators correlated with the prior charge-off
experience are reflected to the estimate of the allowance for credit losses. Economic indicators correlated with prior charge-off
experience are determined over the reasonable and supportable forecasted period. Economic indicators include GDP growth rates, consumer price indices, unemployment rates, and government bond interest rates. It also considers forward-looking scenarios of how the selected economic indicators will change in the future. The Company and its subsidiaries use the latest economic forecasts available from the economic reports published by governments and central banks, as well as from third-party information providers as economic indicators.
On the other hand, for periods beyond which the Company and its subsidiaries are able to make or obtain reasonable and supportable forecasts of future economic indicators of the entire life of the financial asset, expected credit losses are estimated for the remaining life mainly using an appropriate reversion approach, mainly immediate reversion to historical credit loss information.
There have been no significant changes during the six months ended September 30, 2026 to methodologies and economic indicators used to estimate the allowance for credit losses.
When
non-performing
financial assets with deteriorated credit quality have similar risk characteristics to other financial assets, the allowance for credit losses is collectively evaluated based on mainly loss given default. On the other hand, if the non-performing
financial assets do not have similar risk characteristics to other financial assets, the allowance for credit losses is individually evaluated.
In the individual assessment the allowance for credit losses is estimated individually based on the present value of expected future cash flows, the observable market price or the fair value of the collateral securing the financing receivables if the financing receivables are collateral-dependent.
The collateral-dependent financing receivables are defined as the finance receivables, which a debtor would be in financial difficulty and the collection significantly depend on the collateral. These financing receivables are mainly non-recourse
loans and purchased loans for which cash flows from underlying real estate is the source of repayment.
For
non-recourse
loans, their collection depends on the real estate collateral value, which may decline as a result of a decrease in liquidity of the real estate market, a rise in vacancy rate of rental properties, a fall in rents and other factors.
For purchased loans, their collection may decrease due to a decline in the real estate collateral value and debtors’ creditworthiness. Thus, the changes in these risks affect the amount of the allowance for credit losses.
In common with all portfolio segments, the Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal, mainly based upon an evaluation of the relevant debtors’ creditworthiness and the liquidation status of collateral.

– 5
9
 –

The following table provides information about the origination years of financial assets as of March 31, 2026 and the gross write-offs recorded during the six months ended September 30, 2025.

March 31, 2026
Millions of yen
Portfolio segment	Origination year (years ended March 31)						Total
Class
Credit Quality	2026	2025	2024	2023	2022	Prior
Consumer borrowers:
Performing	¥21,929	¥12,499	¥7,687	¥6,318	¥6,619	¥11,391	¥66,443
Non-Performing	359	3,314	2,154	4,879	1,235	709	¥12,650
Real estate loans
Performing	1,441	1,404	2,243	3,806	6,420	11,341	¥26,655
Non-Performing	103	2,912	1,858	4,655	1,231	705	¥11,464
Other
Performing	20,488	11,095	5,444	2,512	199	50	¥39,788
Non-Performing	256	402	296	224	4	4	¥1,186
Corporate borrowers:
Performing	508,886	290,116	107,370	50,657	89,236	71,133	¥1,117,398
Non-Performing	1,276	3,184	9,835	7,692	13,814	26,144	¥61,945
Non-recourse loans
Japan
Performing	26,423	40,018	5,391	0	6,394	2,858	¥81,084
Overseas
Performing	89,661	61,545	23,222	7,398	2,037	4,439	¥188,302
Non-Performing	0	79	4,656	855	1,065	5,351	¥12,006
Other than non-recourse loans
Real estate companies in Japan
Performing	76,450	21,982	9,284	1,896	1,639	7,457	¥118,708
Non-Performing	0	19	0	0	0	0	¥19
Real estate companies in overseas
Performing	46,394	5,163	1,147	1,120	0	5,848	¥59,672
Non-Performing	0	0	440	1,586	63	92	¥2,181

March 31, 2026
Millions of yen
Portfolio segment	Origination year (years ended March 31)						Total
Class
Credit Quality	2026	2025	2024	2023	2022	Prior
Commercial, industrial and other companies in Japan
Performing	97,781	41,003	27,802	8,018	8,374	8,233	¥191,211
Non-Performing	14	411	47	116	11	70	¥669
Commercial, industrial and other companies in overseas
Performing	172,177	120,405	40,524	32,225	70,792	42,298	¥478,421
Non-Performing	1,262	2,675	4,692	5,135	12,675	20,631	¥47,070
Loans to Equity method investees:
Performing	3,032	573	585	2,005	21	15,020	¥21,236
Non-Performing	0	0	0	0	0	0	¥0
Purchased loans:
Performing	0	792	0	0	0	13,019	¥13,811
Non-Performing	0	0	0	0	0	228	¥228
Net investment in leases:
Performing	490,025	327,849	202,407	96,189	47,874	56,070	¥1,220,414
Non-Performing	3,616	5,892	6,810	3,699	1,456	5,604	¥27,077
Japan
Performing	197,362	152,845	105,743	66,152	40,753	52,159	¥615,014
Non-Performing	146	517	865	778	668	1,345	¥4,319
Overseas
Performing	292,663	175,004	96,664	30,037	7,121	3,911	¥605,400
Non-Performing	3,470	5,375	5,945	2,921	788	4,259	¥22,758
Total
Performing	¥1,023,872	¥631,829	¥318,049	¥155,169	¥143,750	¥166,633	¥2,439,302
Non-Performing	5,251	12,390	18,799	16,270	16,505	32,685	¥101,900

Six months ended September 30, 2025
Millions of yen
	Gross write-offs
Portfolio segment	Origination year (years ended March 31)						Total
Class	2026	2025	2024	2023	2022	Prior
Consumer borrowers:	9	492	549	217	31	66	¥1,364

Real estate loans	0	0	0	0	14	64	¥78
Other	9	492	549	217	17	2	¥1,286
Corporate borrowers:	120	1	364	30	28	1,449	¥1,992

Other than non-recourse loans	0	0	0	0	0	0	¥0
Commercial, industrial and other companies in overseas	120	1	364	30	28	1,449	¥1,992

Purchased loans:	0	0	0	0	0	3,659	¥3,659

Net investment in leases:	0	4	399	574	113	254	¥1,344

Japan	0	2	39	117	93	238	¥489
Overseas	0	2	360	457	20	16	¥855
Total	129	497	1,312	821	172	5,428	¥8,359

–

 –

The following table provides information about the origination years of financial assets as of September 30, 2026 and the gross write-offs, corresponding to each class of financial assets by origination year, recorded during the six months ended September 30, 2026.

September 30, 2026
Millions of yen
Portfolio segment	Origination year (years ended March 31)						Total
Class
Credit Quality	2027	2026	2025	2024	2023	Prior
Consumer borrowers:
Performing	¥11,137	¥16,595	¥8,623	¥4,840	¥4,738	¥14,733	¥60,666
Non-Performing	73	494	2,834	2,215	4,331	1,651	¥11,598
Gross write-offs	2	312	321	126	103	330	¥1,194

Real estate loans
Performing	517	1,375	1,274	1,995	3,379	14,583	¥23,123
Non-Performing	28	108	2,615	1,975	4,142	1,647	¥10,515
Gross write-offs	0	0	0	0	0	290	¥290
Other
Performing	10,620	15,220	7,349	2,845	1,359	150	¥37,543
Non-Performing	45	386	219	240	189	4	¥1,083
Gross write-offs	2	312	321	126	103	40	¥904
Corporate borrowers:
Performing	282,502	369,575	214,994	73,746	57,630	110,234	¥1,108,681
Non-Performing	151	2,691	2,034	7,982	6,984	31,165	¥51,007
Gross write-offs	0	11	496	558	37	7,578	¥8,680

Non-recourse loans
Japan
Performing	0	21,747	23,213	1,201	0	2,766	¥48,927
Gross write-offs	0	0	0	0	0	0	¥0
Overseas
Performing	3,675	34,910	49,587	15,359	14,239	5,817	¥123,587
Non-Performing	37	0	87	4,675	1,332	4,126	¥10,257
Gross write-offs	0	0	0	0	0	0	¥0

– 6
2
 –

September 30, 2026
Millions of yen
Portfolio segment	Origination year (years ended March 31)						Total
Class
Credit Quality	2027	2026	2025	2024	2023	Prior
Other than non-recourse loans
Real estate companies in Japan
Performing	52,025	45,803	16,752	5,578	935	7,567	¥128,660
Gross write-offs	0	0	0	0	0	0	¥0
Real estate companies in overseas
Performing	39,859	37,664	5,774	1,057	1,069	3,660	¥89,083
Non-Performing	0	0	0	0	782	1,298	¥2,080
Gross write-offs	0	0	0	407	19	648	¥1,074
Commercial, industrial and other companies in Japan
Performing	58,916	62,715	34,571	22,308	6,155	12,769	¥197,434
Non-Performing	15	4	5	42	85	81	¥232
Gross write-offs	0	0	393	0	0	0	¥393
Commercial, industrial and other companies in overseas
Performing	128,027	166,736	85,097	28,243	35,232	77,655	¥520,990
Non-Performing	99	2,687	1,942	3,265	4,785	25,660	¥38,438
Gross write-offs	0	11	103	151	18	6,930	¥7,213
Loans to Equity method investees:
Performing	3,543	3,053	573	588	1,970	14,888	¥24,615
Gross write-offs	0	0	0	0	0	0	¥0

Purchased loans:
Performing	0	0	763	0	0	12,428	¥13,191
Non-Performing	0	0	0	0	0	223	¥223
Gross write-offs	0	0	0	0	0	326	¥326

Net investment in leases:
Performing	255,508	391,826	262,215	148,535	68,316	71,672	¥1,198,072
Non-Performing	4,085	6,252	6,436	6,877	3,774	5,343	¥32,767
Gross write-offs	0	49	580	542	360	1,011	¥2,542

Japan
Performing	100,573	170,373	131,575	86,457	50,782	66,011	¥605,771
Non-Performing	46	280	644	792	728	1,780	¥4,270
Gross write-offs	0	8	36	72	92	184	¥392
Overseas
Performing	154,935	221,453	130,640	62,078	17,534	5,661	¥592,301
Non-Performing	4,039	5,972	5,792	6,085	3,046	3,563	¥28,497
Gross write-offs	0	41	544	470	268	827	¥2,150
Total
Performing	¥552,690	¥781,049	¥487,168	¥227,709	¥132,654	¥223,955	¥2,405,225
Non-Performing	4,309	9,437	11,304	17,074	15,089	38,382	¥95,595
Gross write-offs	2	372	1,397	1,226	500	9,245	¥12,742

Note: Loans held for sale, policy loan receivables of an insurance entity, previously sold installment loans with a call option that allows certain subsidiaries to repurchase the loans and that are recognized as assets in accordance with ASC 860 (“Transfers and Servicing”) and financing receivables, such as accounts receivable are not included in the table
above.

– 6
3
 –

The following table provides information about the past-due financial assets as of March 31, 2026 and September 30, 2026:

	March 31, 2026
		Millions of yen
		Past-due financial assets
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables
Consumer borrowers		¥3,941	¥9,767	¥13,708	¥79,093
	Real estate loans	2,252	8,894	11,146	38,119
	Other	1,689	873	2,562	40,974
Corporate borrowers		16,246	20,742	36,988	1,179,343
Non-recourse loans	Japan	0	0	0	81,084
	The Americas	6,022	5,456	11,478	200,308
Other than non-recourse loans	Real estate companies in Japan	292	0	292	118,727
	Real estate companies in overseas	363	2,181	2,544	61,853
	Commercial, industrial and other companies in Japan	2,442	541	2,983	191,880
	Commercial, industrial and other companies in overseas	7,127	12,564	19,691	525,491
Loans to Equity method investees		0	0	0	21,236
Net investment in leases		32,063	26,397	58,460	1,247,491
	Japan	2,234	3,920	6,154	619,333
	Overseas	29,829	22,477	52,306	628,158

Total		¥52,250	¥56,906	¥109,156	¥2,527,163

	September 30, 2026
		Millions of yen
		Past-due financial assets
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables
Consumer borrowers		¥2,094	¥11,409	¥13,503	¥72,264
	Real estate loans	800	10,486	11,286	33,638
	Other	1,294	923	2,217	38,626
Corporate borrowers		10,834	17,219	28,053	1,159,688
Non-recourse loans	Japan	0	0	0	48,927
	Overseas	0	3,941	3,941	133,844
Other than non-recourse loans	Real estate companies in Japan	309	0	309	128,660
	Real estate companies in overseas	677	1,778	2,455	91,163
	Commercial, industrial and other companies in Japan	2,774	156	2,930	197,666
	Commercial, industrial and other companies in overseas	7,074	11,344	18,418	559,428
Loans to Equity method investees		0	0	0	24,615
Net investment in leases		24,588	31,953	56,541	1,230,839
	Japan	2,274	3,885	6,159	610,041
	Overseas	22,314	28,068	50,382	620,798

Total		¥37,516	¥60,581	¥98,097	¥2,487,406

Note: Loans held for sale, policy loan receivables of an insurance entity, purchased loans, and previously sold installment loans with a call option that allows certain subsidiaries to repurchase the loans and that are recognized as assets in accordance with ASC 860 (“Transfers and Servicing”) are not included in the table above.
In common with all classes, the Company and its subsidiaries consider financial assets as past-due
financial assets when principal or interest is
past-due
30 days or more. Loans whose terms have been modified are not classified as past-due
financial assets if the principal and interest are not
past-due
30 days or more in accordance with the modified terms.

– 6
4
 –

The following table provides information about non-accrual of financial assets as of March 31, 2026 and September 30, 2026:

		March 31, 2026
		Millions of yen
		Beginning balance	Ending balance	Interest income recognized during the reporting period	Balance not associated allowance for credit losses among financial assets measured at amortized cost, which is suspending recognition of income
	Non-accrual of financial assets:
	Installment loans to consumer borrowers:
Real estate loans
	Japan	¥249	¥0	¥4	¥0
	Overseas	4,976	8,895	0	137
Other
	Japan	86	0	0	0
	Overseas	2,373	982	0	3
	Installment loans to corporate borrowers:
Non-recourse loans	Overseas	3,831	11,477	0	0
Other than non-recourse loans
	Real estate companies
	Japan	29	0	9	0
	Overseas	3,417	2,181	0	0
	Commercial, industrial and other companies
	Japan	520	541	0	0
	Overseas	60,629	46,642	0	2,399
	Loans to Equity method investees	1,345	0	0	0
	Net investment in leases	20,597	26,420	0	0

Total		¥98,052	¥97,138	¥13	¥2,539

		September 30, 2026
		Millions of yen
		Beginning balance	Ending balance	Interest income recognized during the reporting period	Balance not associated allowance for credit losses among financial assets measured at amortized cost, which is suspending recognition of income
Non-accrual of financial assets:
Installment loans to consumer borrowers:
Real estate loans
	Overseas	¥8,895	¥10,486	¥0	¥132
Other
	Japan	0	0	0	0
	Overseas	982	1,048	0	7
Installment loans to corporate borrowers:
Non-recourse loans	Overseas	11,477	9,637	0	0
Other than non-recourse loans
Real estate companies
	Japan	0	0	4	0
	Overseas	2,181	2,080	0	0
Commercial, industrial and other companies
	Japan	541	156	0	0
	Overseas	46,642	38,086	0	2,369
Net investment in leases		26,420	31,961	0	0

Total		¥97,138	¥93,454	¥4	¥2,508

Note:
Loans held for sale, policy loan receivables of an insurance entity, purchased loans, and previously sold
i
nstallment
l
oans with a call option that allows certain subsidiaries to repurchase the loans and that are recognized as assets in accordance with ASC 860 (“Transfers and Servicing”) are not included in the table above.

The Company and its subsidiaries suspend accruing interest on past-due
installment loans and net investment in leases when principal or interest is past-due
90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. The Company and its subsidiaries return to accrual status non-accrual
loans and net investment in leases when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and lease receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that are considered relevant in assessing the debtor’s creditworthiness, such as the debtor’s business characteristics and financial conditions as well as relevant economic conditions and trends.

– 6
6
 –

The following table provides information about modifications of financing receivables made to debtors experiencing financial difficulty that occurred during the six months ended September 30, 2025 and 2026:

Six months ended September 30, 2025

Millions of yen

Portfolio segment	Interest rate reduction		Term extension		Principal forgiveness

Class	Amortized cost basis	% of total class of financing receivable	Amortized cost basis	% of total class of financing receivable	Amortized cost basis	% of total class of financing receivable

Consumer borrowers	¥0	0	¥10	0.0	¥6	0.0
Real estate loans	0	0	0	0	6	0.0
Other	0	0	10	0.0	0	0
Corporate borrowers	2,414	0.1	8,305	0.4	6	0.0
Other than non-recourse loans	2,414	0.2	8,305	0.6	6	0.0
Real estate companies in Japan	0	0	289	0.1	0	0
Commercial, industrial and other companies in Japan	0	0	433	0.2	0	0
Commercial, industrial and other companies in overseas	2,414	0.4	7,583	1.4	6	0.0
Net investment in leases	0	0	102	0.0	0	0
Japan	0	0	102	0.0	0	0

Total	¥2,414	0.0	¥8,417	0.2	¥12	0.0

Portfolio segment	Combination - interest rate reduction and term extension		Combination - interest rate reduction, term extension and principal forgiveness

Class	Amortized cost basis	% of total class of financing receivable	Amortized cost basis	% of total class of financing receivable

Consumer borrowers	¥0	0	¥0	0
Real estate loans	0	0	0	0
Other	0	0	0	0
Corporate borrowers	49	0.0	1,201	0.1
Other than non-recourse loans	49	0.0	1,201	0.1
Real estate companies in Japan	0	0	0	0
Commercial, industrial and other companies in Japan	0	0	0	0
Commercial, industrial and other companies in overseas	49	0.0	1,201	0.2
Net investment in leases	0	0	0	0
Japan	0	0	0	0

Total	¥49	0.0	¥1,201	0.0

Six months ended September 30, 2026

Millions of yen

Portfolio segment	Interest rate reduction		Term extension		Principal forgiveness

Class	Amortized cost basis	% of total class of financing receivable	Amortized cost basis	% of total class of financing receivable	Amortized cost basis	% of total class of financing receivable

Consumer borrowers	¥4	0.0	¥0	0	¥0	0
Other	4	0.0	0	0	0	0
Corporate borrowers	0	0	2,210	0.2	13	0.0
Non-recourse loans	0	0	1,848	1.0	0	0
Overseas	0	0	1,848	1.4	0	0
Other than non-recourse loans	0	0	362	0.0	13	0.0
Real estate companies in Japan	0	0	362	0.3	0	0
Commercial, industrial and other companies in overseas	0	0	0	0	13	0.0
Net investment in leases	0	0	81	0.0	27	0.0
Japan	0	0	81	0.0	0	0
Overseas	0	0	0	0	27	0.0

Total	¥4	0.0	¥2,291	0.1	¥40	0.0

Portfolio segment	Combination - interest rate reduction and term extension

Class	Amortized cost basis	% of total class of financing receivable

Consumer borrowers	¥18	0.0
Other	18	0.0
Corporate borrowers	2,643	0.2
Non-recourse loans	0	0
Overseas	0	0
Other than non-recourse loans	2,643	0.3
Real estate companies in Japan	0	0
Commercial, industrial and other companies in overseas	2,643	0.5
Net investment in leases	0	0
Japan	0	0
Overseas	0	0

Total	¥2,661	0.1

The Company and its subsidiaries offer various types of concessions to the debtors to protect as much of the investment as possible in modifications of financing receivables made to debtors experiencing financial difficulty. For the debtors of all financing receivables, the Company and its subsidiaries offer concessions including an interest rate reduction and a term extension. In addition, for the debtors of all financing receivables other than non-recourse
loans, the Company and its subsidiaries also offer concessions such as a principal forgiveness or a reduction in the interest payments. Furthermore, the Company and its subsidiaries may acquire collateral assets from the debtors in modifications of financing receivables made to debtors experiencing financial difficulty to satisfy fully or partially the loan principal or past due interest.
In common with all portfolio segments, financing receivables modified to debtors experiencing financial difficulty are recognized as impaired and are individually evaluated for allowance for credit losses, taking into account payment default and repayment status after modifications. In most cases, these financing receivables have already been considered impaired and individually evaluated for allowance for credit losses prior to the modifications. However, as a result of the modification, the Company and its subsidiaries may recognize additional allowance for credit losses for the modified receivables.

– 6
8
 –

The following table provides information about the financial effect of the modifications of financing receivables made to debtors experiencing financial difficulty that occurred during the six months ended September 30, 2025 and 2026:

Six months ended September 30, 2025

Millions of yen

Portfolio segment	Financial effect

Class	Interest rate reduction	Term extension	Principal forgiveness

Consumer borrowers
Real estate loans	—	—	Reduced the amortized cost basis of the loans by ¥54 million.
Other	—	Added a weighted-average 1.0 years to the life of loans.	—
Corporate borrowers
Other than non-recourse loans
Real estate companies in Japan	—	Added a weighted-average 0.5 years to the life of loans.	—
Commercial, industrial and other companies in Japan	—	Added a weighted-average 0.9 years to the life of loans.	—
Commercial, industrial and other companies in overseas	Reduced weighted-average contractual interest rate from 13.1% to 3.3%.	Added a weighted-average 0.5 years to the life of loans.	Reduced the amortized cost basis of the loans by ¥1,099 million.
Net investment in leases
Japan	—	Added a weighted-average 0.2 years to the life of loans.	—

Six months ended September 30, 2026

Millions of yen

Portfolio segment	Financial effect

Class	Interest rate reduction	Term extension	Principal forgiveness

Consumer borrowers
Real estate loans	—	—	Reduced the amortized cost basis of the loans by ¥36 million.
Other	Reduced weighted-average contractual interest rate from 16.4% to 11.7%.	Added a weighted-average 0.9 years to the life of loans.	—
Corporate borrowers
Non-recourse loans
Overseas	—	Added a weighted-average 0.5 years to the life of loans.	—
Other than non-recourse loans
Real estate companies in Japan	—	Added a weighted-average 0.3 years to the life of loans.	—
Commercial, industrial and other companies in overseas	Reduced weighted-average contractual interest rate from 9.7% to 9.5%.	Added a weighted-average 2.0 years to the life of loans.	Reduced the amortized cost basis of the loans by ¥14 million.
Net investment in leases
Japan	—	Added a weighted-average 0.5 years to the life of loans.	—
Overseas	—	—	Reduced the amortized cost basis of the loans by ¥33 million.

– 6
9
 –

During the six months ended September 30, 2025 and 2026, there was no financing receivable that had a payment default and had been modified, when the debtor was experiencing financial difficulty, within the previous 12 months preceding the payment default date.
The Company and its subsidiaries consider financing receivables whose terms have been modified to debtors experiencing financial difficulty as defaulted receivables when principal or interest is past-due
90 days or more in accordance with the modified terms.
The following table provides information about the past-due financial assets modified to debtors experiencing financial difficulty within the previous 12 months as of September 30, 2025 and 2026:

Six months ended September 30, 2025
	Millions of yen
Portfolio segment	Current	30-89 days past-due	90 days or more past-due
Class
Consumer borrowers	¥45	¥0	¥6
Real estate loans	0	0	6
Other	45	0	0
Corporate borrowers	16,348	0	40
Other than non-recourse loans	16,348	0	40
Real estate companies in Japan	262	0	27
Commercial, industrial and other companies in Japan	540	0	0
Commercial, industrial and other companies in overseas	15,546	0	13

Net investment in leases	102	0	0
Japan	102	0	0

Total	¥16,495	¥0	¥46

September 30, 2026
	Millions of yen
Portfolio segment	Current	30-89 days past-due	90 days or more past-due
Class
Consumer borrowers	¥57	¥5	¥0
Other	57	5	0
Corporate borrowers	6,188	0	20
Non-recourse loans	1,848	0	0
Overseas	1,848	0	0
Other than non-recourse loans	4,340	0	20
Real estate companies in Japan	362	0	0
Commercial, industrial and other companies in Japan	68	0	0
Commercial, industrial and other companies in overseas	3,910	0	20

Net investment in leases	81	0	39
Japan	81	0	0
Overseas	0	0	39

Total	¥6,326	¥5	¥59

As of March 31, 2026 and September 30, 2026, there were no foreclosed residential real estate properties. As of March 31, 2026 and September 30, 2026, there were no consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure.

–

–

8.	Investment in Securities
During the six months ended September 30, 2026, the business of ORIX Bank, a former consolidated subsidiary of the Company, was classified as a discontinued operation. As a result, the amounts of investment in securities are presented based on continuing operations, excluding the discontinued operation, for both the current and prior periods. For further information on the discontinued operations, see Note 26 “Discontinued Operations.”
Investment in securities as of March 31, 2026 and September 30, 2026 consists of the following:

	Millions of yen

	March 31, 2026	September 30, 2026
Equity securities *	¥782,137	¥639,339
Available-for-sale debt securities	2,360,361	2,333,404

Total	¥3,142,498	¥2,972,743

*
The amount of assets under management of variable annuity and variable life insurance contracts included in equity securities were ¥137,933 million and ¥146,898 million as of March 31, 2026 and September 30, 2026, respectively. The amount of investment funds that elected the fair value option and were included in equity securities were ¥24,845 million and ¥25,231 million as of March 31, 2026 and September 30, 2026, respectively.

Gains and losses realized from the sale of equity securities and net unrealized holding gains (losses) on equity securities are included in gains on investment securities and dividends, life insurance premiums and related investment income, and write-downs of securities. For further information, see Note 17 “Income and Expenses Relating to Life Insurance Operations.” Net unrealized holding gains (losses) on equity securities held as of September 30, 2025 and 2026 were gains of ¥64,149 million and gains of ¥100,176 million for the six months ended September 30, 2025 and 2026, respectively, which does not include net unrealized holding gains (losses) on investment funds that elected the fair value option.
Equity securities include non-marketable equity securities and preferred equity securities, etc. elected for the measurement alternative. Upward or downward adjustments resulting from observable price changes are included in gains on investment securities and dividends and life insurance premiums and related investment income. Impairments are included in write-downs of securities.
The following tables provide information about impairment and upward or downward adjustments resulting from observable price changes as of March 31, 2026 and September 30, 2026, and for the six months ended September 30, 2025 and 2026.

	Millions of yen

	March 31, 2026			Six months ended September 30, 2025

	Carrying value	Accumulated impairments and downward adjustments	Accumulated upward adjustments	Impairments and downward adjustments	Upward adjustments

Equity securities measured using the measurement alternative	¥112,283	¥(17,028)	¥16,071	¥(858)	¥12,363

	Millions of yen

	September 30, 2026			Six months ended September 30, 2026

	Carrying value	Accumulated impairments and downward adjustments	Accumulated upward adjustments	Impairments and downward adjustments	Upward adjustments

Equity securities measured using the measurement alternative	¥109,482	¥(16,796)	¥16,537	¥(79)	¥766

Gains and losses realized from the sale of trading debt securities and net unrealized holding gains (losses) on trading debt securities are included in gains on investment securities and dividends. Net unrealized holding gains (losses) on trading debt securities held as of September 30, 2025 were gains of ¥5 million for the six months ended September 30, 2025. There were no gains and losses recognized on trading debt securities held as of September 30, 2026.
Certain subsidiaries elected the fair value option for certain investments in investment funds included in equity securities whose net asset values do not represent the fair value of investments due to the illiquid nature of these investments. The subsidiaries manage these investments on a fair value basis and the election of the fair value option enables the subsidiaries to reflect more appropriate assumptions to measure the fair value of these investments. As of March 31, 2026 and September 30, 2026, these investments were fair valued at
 ¥
24,845
 million and ¥
25,231
 million, respectively.
A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale
debt securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the foreign government bond securities and the derivatives used to reduce the risks of fluctuations in market interest rates and exchange rates on these foreign government bond securities. As of March 31, 2026 and September 30, 2026, these investments were fair valued at ¥3,024 million and ¥17,551 million, respectively.
A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale
debt securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the foreign corporate debt securities and the derivatives used to reduce the risks of fluctuations in market interest rates and exchange rates on these foreign corporate debt securities. As of March 31, 2026 and September 30, 2026, these investments were fair valued at ¥11,927 million and ¥9,006 million, respectively.

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2
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The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale debt securities in each major security type as of March 31, 2026 and September 30, 2026 are as follows:
March 31, 2026

	Millions of yen

	Amortized cost	Allowance for credit losses	Gross unrealized gains	Gross unrealized losses	Fair value

Available-for-sale debt securities:
Japanese and foreign government bond securities	¥1,645,596	¥0	¥195	¥(677,854)	¥967,937
Japanese prefectural and foreign municipal bond securities	272,050	(798)	6,024	(37,731)	239,545
Corporate debt securities	1,040,288	(64)	24,946	(176,251)	888,919
CMBS and RMBS in the Americas	107,361	(1,927)	555	(557)	105,432
Other asset-backed securities and debt securities	165,272	(716)	5,421	(11,449)	158,528

	¥3,230,567	¥(3,505)	¥37,141	¥(903,842)	¥2,360,361

September 30, 2026
	Millions of yen

	Amortized cost	Allowance for credit losses	Gross unrealized gains	Gross unrealized losses	Fair value

Available-for-sale debt securities:
Japanese and foreign government bond securities	¥1,700,202	¥0	¥0	¥(772,616)	¥927,586
Japanese prefectural and foreign municipal bond securities	321,116	(615)	2,930	(51,348)	272,083
Corporate debt securities	1,071,648	(143)	12,513	(216,328)	867,690
CMBS and RMBS in the Americas	108,037	(1,896)	558	(1,014)	105,685
Other asset-backed securities and debt securities	167,874	(700)	4,459	(11,273)	160,360

	¥3,368,877	¥(3,354)	¥20,460	¥(1,052,579)	¥2,333,404

– 7
3
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The following table presents roll-forwards of the allowance for credit losses for the six months ended September 30, 2025 and 2026, respectively:

	Millions of yen
	Six months ended September 30, 2025
	Foreign municipal bond securities	Foreign corporate debt securities	Foreign other asset-backed securities and debt securities	Total
Beginning	¥245	¥34	¥391	¥670
Additions to the allowance for credit losses on available-for-sale debt securities for which credit losses were not previously recorded	0	0	128	128
Additional increases (decreases) to the allowance for credit losses on AFS debt securities that had an allowance recorded in a previous period, net	0	(26)	0	(26)
Increase (Decrease) from the effects of changes in foreign exchange rates	(1)	0	0	(1)

Ending	¥244	¥8	¥519	¥771

	Millions of yen
	Six months ended September 30, 2026
	Foreign municipal bond securities	Foreign corporate debt securities	CMBS and RMBS in the Americas	Foreign other asset-backed securities and debt securities	Total
Beginning	¥798	¥64	¥1,927	¥716	¥3,505
Additions to the allowance for credit losses on available-for-sale debt securities for which credit losses were not previously recorded	0	34	0	0	34
Additional increases (decreases) to the allowance for credit losses on AFS debt securities that had an allowance recorded in a previous period, net	0	45	0	(101)	(56)
Write-offs charged against the allowance	(173)	0	0	0	(173)
Recoveries of amounts previously written off	0	0	0	96	96
Increase (Decrease) from the effects of changes in foreign exchange rates	(10)	0	(31)	(11)	(52)

Ending	¥615	¥143	¥1,896	¥700	¥3,354

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4
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The following tables provide information about available-for-sale debt securities with gross unrealized losses (including allowance for credit losses) and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2026 and September 30, 2026, respectively:
March 31, 2026

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥63,108	¥(11,483)	¥897,208	¥(666,371)	¥960,316	¥(677,854)
Japanese prefectural and foreign municipal bond securities	23,916	(1,312)	114,487	(37,217)	138,403	(38,529)
Corporate debt securities	117,908	(4,162)	477,946	(172,153)	595,854	(176,315)
CMBS and RMBS in the Americas	38,338	(300)	10,930	(2,184)	49,268	(2,484)
Other asset-backed securities and debt securities	43,230	(1,492)	33,573	(10,673)	76,803	(12,165)

	¥286,500	¥(18,749)	¥1,534,144	¥(888,598)	¥1,820,644	¥(907,347)

September 30, 2026

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥35,033	¥(7,978)	¥873,877	¥(764,638)	¥908,910	¥(772,616)
Japanese prefectural and foreign municipal bond securities	130,988	(9,450)	94,159	(42,513)	225,147	(51,963)
Corporate debt securities	363,166	(32,276)	334,155	(184,195)	697,321	(216,471)
CMBS and RMBS in the Americas	55,991	(815)	4,789	(2,095)	60,780	(2,910)
Other asset-backed securities and debt securities	38,979	(1,518)	35,512	(10,455)	74,491	(11,973)

	¥624,157	¥(52,037)	¥1,342,492	¥(1,003,896)	¥1,966,649	¥(1,055,933)

The following table provides information about
available-for-sale
debt securities with gross unrealized losses for which allowance for credit losses were not recorded and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2026 and September 30, 2026, respectively:
March 31, 2026

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥63,108	¥(11,483)	¥897,208	¥(666,371)	¥960,316	¥(677,854)
Japanese prefectural and foreign municipal bond securities	23,513	(777)	109,252	(36,954)	132,765	(37,731)
Corporate debt securities	112,096	(4,042)	477,946	(172,153)	590,042	(176,195)
CMBS and RMBS in the Americas	38,338	(300)	10,930	(257)	49,268	(557)
Other asset-backed securities and debt securities	43,203	(1,312)	32,454	(9,969)	75,657	(11,281)

	¥280,258	¥(17,914)	¥1,527,790	¥(885,704)	¥1,808,048	¥(903,618)

September 30, 2026

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥35,033	¥(7,978)	¥873,877	¥(764,638)	¥908,910	¥(772,616)
Japanese prefectural and foreign municipal bond securities	130,865	(8,923)	92,986	(42,425)	223,851	(51,348)
Corporate debt securities	352,131	(31,996)	334,155	(184,195)	686,286	(216,191)
CMBS and RMBS in the Americas	55,991	(815)	4,789	(199)	60,780	(1,014)
Other asset-backed securities and debt securities	37,859	(997)	35,431	(10,221)	73,290	(11,218)

	¥611,879	¥(50,709)	¥1,341,238	¥(1,001,678)	¥1,953,117	¥(1,052,387)

The number of investment securities that were in an unrealized loss position as of March 31, 2026 and September 30, 2026 were 903 and 1,144, respectively. The gross unrealized losses on these debt securities are attributable to a number of factors including changes in interest rates, credit spreads and market trends.
As of March 31, 2026 and September 30, 2026, the amount of accrued revenues on available-for-sale
debt securities were ¥14,393 million and ¥16,054 million, respectively, which were included in other assets. The Company and its subsidiaries estimate credit losses and develop an allowance for credit losses for accrued interest receivables. There was no allowance for credit losses for accrued interest receivables as of March 31, 2026 and September 30, 2026.
For
available-for-sale
debt securities, if the fair value is less than the amortized cost, the debt securities are impaired. The Company and its subsidiaries identify per each impaired security whether the decline of fair value is due to credit losses component or non-credit
losses component. Impairment related to credit losses is recognized in earning through an allowance for credit losses. Impairment related to other factors than credit losses is recognized in other comprehensive income (loss), net of applicable income taxes. In estimating an allowance of credit losses, the Company and its subsidiaries consider the existence of credit losses if the present value of estimated cash flows is less than the amortized cost basis. When the Company and its subsidiaries intend to sell the debt securities for which an allowance for credit losses is previously established or it is more likely than not that the Company and its subsidiaries will be required to sell the debt securities before recovery of the amortized cost basis, the allowance for credit losses is fully written-off
and the amortized cost is reduced to the fair value after recognizing additional impairment in earnings. In addition, the Company and its subsidiaries recognize in earnings the full difference between the amortized cost and the fair value of the debt securities by direct write-down, without any allowance for credit losses, if the debt securities are expected to be sold and the fair value is less than the amortized cost.

– 7
6
 –

Reversals of credit losses related to
available-for-sale
debt securities recognized for the six months ended September 30, 2025 resulted from an increase in the fair value of foreign corporate debt securities for which credit losses had been recorded as of March 31, 2025. Additionally, credit losses were recognized for other overseas available-for-sale
debt securities due to a deterioration of cash flows. During the six months ended September 30, 2026, credit losses were recognized on certain foreign corporate debt securities due to declines in fair value, while reversals of credit losses were recognized on certain other overseas available-for-sale debt securities due to factors including recoveries of amounts previously written off. The evaluation of credit losses with available-for-sale
debt securities is compared to the amortized cost of debt securities with the present value of cash flows estimated based on a number of overall conditions, including estimated fair value of the underlying receivables and the repayment priority of the securities. Because the Company and its subsidiaries do not intend to sell the debt security and it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis, the Company and its subsidiaries recognized the allowance for credit losses.
Unrealized losses on
available-for-sale
debt securities mainly result from changes in market interest rates and foreign exchange rates, and changes in risk premiums. In order to evaluate the recoverability of the available-for-sale
debt securities, the Company and its subsidiaries utilize all available information such as an issuer’s financial condition and business outlook. The fair value of Japanese and foreign government bond securities, Japanese prefectural and foreign municipal bond, and corporate debt securities is mainly estimated based on prices for similar assets. If there are no prices for similar assets available, the fair value of these securities is estimated by using discounted cash flow methodologies and broker quotes. The fair value of CMBS and RMBS in the Americas and other asset-backed securities and debt securities refers to prices from independent pricing service vendors and brokers, such as trading prices and bid prices. If the Company and its subsidiaries cannot rely on such prices, the fair value is calculated by using discounted cash flow methodologies and broker quotes. In discounted cash flow methodologies, future cash flows estimated based on a number of assumptions such as default rate, prepayment rate, and seniority are discounted by discount rate adjusted for credit risk and liquidity risk.
There were no
available-for-sale
debt securities accounted for as purchased credit deterioration financial assets acquired for the six months ended September 30, 2025 and 2026.

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7
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9.	Transfer of Financial Assets
During the six months ended September 30, 2026, the business of ORIX Bank, a former consolidated subsidiary of the Company, was classified as a discontinued operation. As a result, the amounts of transferred financial assets are presented based on continuing operations, excluding the discontinued operation, for both the current and prior periods. For further information on the discontinued operations, see Note 26 “Discontinued Operations.”
The Company and its subsidiaries have securitized and transferred financial assets such as installment loans (commercial mortgage loans, housing loans and other).
In the securitization process, these financial assets are transferred to SPEs that issue beneficial interests of the securitization trusts and securities backed by the financial assets to investors. The cash flows collected from these assets transferred to the SPEs are then used to repay these asset-backed beneficial interests and securities. As the transferred assets are isolated from the Company and its subsidiaries, the investors and the SPEs have no recourse to other assets of the Company and its subsidiaries in cases where the debtors or the issuers of the transferred financial assets fail to perform under the original terms of those financial assets.
The Company and its subsidiaries often have continuing involvement with transferred financial assets by retaining the servicing arrangements and the interests in the SPEs in the form of the beneficial interest of the securitization trusts. Those interests that continue to be held include interests in the transferred assets and are often subordinate to other tranche(s) of the securitization. Those beneficial interests that continue to be held by the Company and its subsidiaries are subject to credit risk, interest rate risk and prepayment risk on the securitized financial assets. With regards to these subordinated interests that the Company and its subsidiaries retain, they are subordinated to the senior investments and are exposed to different credit and prepayment risks, since they first absorb the risk of the decline in the cash flows from the financial assets transferred to the SPEs for defaults and prepayment of the transferred assets. If there is any excess cash remaining in the SPEs after payment to investors in the securitization of the contractual rate of returns, most of such excess cash is distributed to the Company and its subsidiaries for payments of the subordinated interests. SPEs used in securitization transactions have been consolidated if the Company and its subsidiaries are the primary beneficiary of the SPEs.
When the Company and its subsidiaries have transferred financial assets to a transferee that is not subject to consolidation, the Company and its subsidiaries account for the transfer as a sale if control over the transferred assets is surrendered.
For the six months ended September 30, 2025 and 2026, the amount of installment loans that has been derecognized due to new securitization and transfer of loans were ¥400,206 million and ¥432,344 million, respectively. For the six months ended September 30, 2025 and 2026, gains from the securitization and transfer of loans were ¥9,602 million and ¥10,260 million, respectively, which were included in finance revenues in the consolidated statements of income.
A certain subsidiary originates and sells loans into the secondary market while retaining the obligation to service those loans. In addition, the subsidiary undertakes obligations to service loans originated by others. The servicing assets related to those servicing activities are included in other assets in the consolidated balance sheets and roll-forwards of the amount of the servicing assets for the six months ended September 30, 2025 and 2026 are as follows:

	Millions of yen
	Six months ended September 30, 2025	Six months ended September 30, 2026
Beginning balance	¥76,456	¥82,426
Increase mainly from loans sold with servicing retained	5,037	5,600
Decrease mainly from amortization	(5,509)	(6,415)
Increase (Decrease) from the effects of changes in foreign exchange rates	(334)	(1,291)

Ending balance	¥75,650	¥80,320

The fair value of the servicing assets as of March 31, 2026 and September 30, 2026 are as follows:

	Millions of yen
	March 31, 2026	September 30, 2026
Beginning balance	¥116,745	¥127,593
Ending balance	¥127,593	¥123,114

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8
 –

10.	Variable Interest Entities
During the six months ended September 30, 2026, the business of ORIX Bank, a former consolidated subsidiary of the Company, was classified as a discontinued operation. As a result, the amounts of information about VIEs (consolidated and non-consolidated) for the Company and its subsidiaries are presented based on continuing operations, excluding the discontinued operation, for both the current and prior periods. For further information on the discontinued operations, see Note 26 “Discontinued Operations.”
The Company and its subsidiaries use SPEs in the ordinary course of business.
These SPEs are not always controlled by voting rights, and there are cases where voting rights do not exist for these SPEs. The Company and its subsidiaries determine a variable interest entity (hereinafter, “VIE”) among those SPEs when (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders or (b) as a group, the holders of the equity investment at risk do not have (1) the ability to make decisions about an entity’s activities that most significantly impact the entity’s economic performance through voting rights or similar rights, (2) the obligation to absorb the expected losses of the entity or (3) the right to receive the expected residual returns of the entity.
The Company and its subsidiaries perform a qualitative analysis to identify the primary beneficiary of VIEs. An enterprise that has both of the following characteristics is considered to be the primary beneficiary and therefore results in the consolidation of the VIE:

•	the power to direct the activities of a VIE that most significantly impact the entity’s economic performance; and

•	the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE.
All facts and circumstances are taken into consideration when determining whether the Company and its subsidiaries have variable interests that would deem it the primary beneficiary and therefore require consolidation of the VIE. The Company and its subsidiaries make ongoing reassessment of whether they are the primary beneficiaries of a VIE.
The following are the factors that the Company and its subsidiaries are considering in a qualitative assessment:

•	which activities most significantly impact the economic performance of the VIE and who has the power to direct such activities;

•	characteristics of the Company and its subsidiaries’ variable interest or interests and other involvements (including involvement of related parties and de facto agents);

•	involvement of other variable interest holders; and

•	the entity’s purpose and design, including the risks that the entity was designed to create and pass through to its variable interest holders.
The Company and its subsidiaries generally consider the following types of involvement to be significant when determining the primary beneficiary:

•	designing the structuring of a transaction;

•	providing an equity investment and debt financing;

•	being the investment manager, asset manager or servicer and receiving variable fees; and

•	providing liquidity and other financial support.
The Company and its subsidiaries do not have the power to direct activities of a VIE that most significantly impact the VIE’s economic performance if that power is shared among multiple unrelated parties, and accordingly do not consolidate such VIE.

Information about VIEs (consolidated and
non-consolidated)
for the Company and its subsidiaries are as follows:

1.	Consolidated VIEs
March 31, 2026

	Millions of yen
Types of VIEs	Total assets *1	Total liabilities *1	Assets which are pledged as collateral *2	Commitments *3
(a) VIEs for acquisition of real estate and real estate development projects for customers	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	33,144	3,131	0	0
(c) VIEs for investment in securities	325,307	363	0	326,644
(d) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	40,960	28,701	40,960	0
(e) VIEs for securitization of loan receivable originated by third parties	0	0	0	0
(f) VIEs for power generation projects	121,050	68,964	98,895	38,020
(g) Other VIEs	122,893	56,857	90,833	0

Total	¥643,354	¥158,016	¥230,688	¥364,664

September 30, 2026

	Millions of yen
Types of VIEs	Total assets *1	Total liabilities *1	Assets which are pledged as collateral *2	Commitments *3
(a) VIEs for acquisition of real estate and real estate development projects for customers	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	33,476	4,993	0	0
(c) VIEs for investment in securities	164,311	382	0	321,668
(d) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	36,478	17,087	36,478	0
(e) VIEs for securitization of loan receivable originated by third parties	0	0	0	0
(f) VIEs for power generation projects	121,282	65,186	98,060	37,764
(g) Other VIEs	92,787	35,386	63,460	0

Total	¥448,334	¥123,034	¥197,998	¥359,432

*1	The assets of most VIEs are used only to repay the liabilities of the VIEs, and the creditors of the liabilities of most VIEs have no recourse to other assets of the Company and its subsidiaries.
*2	The assets are pledged as collateral by VIE for financing of the VIE.
*3	This item represents remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

– 8
0
 –

2.	Non-consolidated VIEs
March 31, 2026

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries		Maximum exposure to loss *
Types of VIEs	Total assets	Non-recourse loans	Investments
(a) VIEs for acquisition of real estate and real estate development projects for customers	¥1,657,776	¥3,150	¥13,387	¥33,342
(b) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(c) VIEs for investment in securities	44,611,038	0	382,322	501,574
(d) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	5,038	0	2,859	2,859
(e) VIEs for securitization of loan receivable originated by third parties	651,109	0	16,876	16,876
(f) VIEs for power generation projects	24,427	0	5,076	5,076
(g) Other VIEs	4,027,208	0	50,514	70,566

Total	¥50,976,596	¥3,150	¥471,034	¥630,293

September 30, 2026
	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries		Maximum exposure to loss *
Types of VIEs	Total assets	Non-recourse loans	Investments
(a) VIEs for acquisition of real estate and real estate development projects for customers	¥1,769,017	¥1,792	¥15,949	¥38,415
(b) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(c) VIEs for investment in securities	54,386,128	0	1,165,191	1,297,622
(d) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	4,830	0	2,870	2,870
(e) VIEs for securitization of loan receivable originated by third parties	628,113	0	18,808	18,808
(f) VIEs for power generation projects	57,673	0	10,452	14,455
(g) Other VIEs	4,150,044	0	48,794	67,355

Total	¥60,995,805	¥1,792	¥1,262,064	¥1,439,525

*	Maximum exposure to loss includes remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

–

 –

(a) VIEs for acquisition of real estate and real estate development projects for customers
Customers and the Company and its subsidiaries are involved with VIEs formed to acquire real estate and/or develop real estate projects. In each case, a customer establishes and makes an equity investment in a VIE that is designed to be bankruptcy remote from the customer. The VIEs acquire real estate and/or develop real estate projects.
With respect to variable interests of
non-consolidated
VIEs held by the Company and its subsidiaries,
non-recourse
loans are included in installment loans, and investments are mainly included in investment in securities, equity method investments and other assets in the Company’s consolidated balance sheets. The Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is held by unrelated parties. In some cases, the Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is shared among multiple unrelated parties. Certain subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to make additional investment in certain such non-consolidated
VIEs.
(b) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business
The Company and its subsidiaries establish VIEs and acquire real estate to borrow non-recourse
loans from financial institutions and simplify the administration activities necessary for the real estate.
The Company and its subsidiaries consolidate such VIEs even though the Company and its subsidiaries may not have voting rights if substantially all of such VIEs’ subordinated interests are issued to the Company and its subsidiaries, and therefore the VIEs are controlled by and for the benefit of the Company and its subsidiaries.
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in cash and cash equivalents, restricted cash, investment in operating leases, investment in securities, property under facility operations and other assets, and liabilities of those consolidated VIEs are mainly included in trade notes, accounts and other payable and other liabilities.

–

–

(c) VIEs for investment in securities
The Company and its subsidiaries have interests in VIEs that are investment funds and mainly invest in equity and debt securities. Such VIEs are managed by certain subsidiaries or fund management companies that are independent of the Company and its subsidiaries.
Certain subsidiaries consolidated certain such VIEs since the subsidiaries have the majority of the investment share of them, and have the power to direct the activities of those VIEs that most significantly impact the entities’ economic performance through involvement with the design of the VIEs or other means.
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in securities, and liabilities of those consolidated VIEs are mainly included in trade notes, accounts and other payable and other liabilities. The Company and certain subsidiaries have commitment agreements by which the Company and the subsidiaries may be required to make additional investment or execute loans in certain such consolidated VIEs.
Variable interests of
non-consolidated
VIEs, which the Company and its subsidiaries have, are included in investment in securities and equity method investments in the Company’s consolidated balance sheets. The Company and its subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to make additional investment in certain such non-consolidated
VIEs.
(d) VIEs for securitizing financial assets such as finance lease receivable and loan receivable
The Company and its subsidiaries use VIEs to securitize financial assets such as loan receivables. In the securitization process, these financial assets are transferred to SPEs, and the SPEs issue beneficial interests or securities backed by the transferred financial assets to investors. After the securitization, the Company and its subsidiaries continue to hold a subordinated part of the securities and act as a servicer.
The Company and its subsidiaries consolidated such VIEs since the Company and its subsidiaries have the power to direct the activities that most significantly impact the entity’s economic performance by designing the securitization scheme and conducting servicing activities, and have a responsibility to absorb losses of the VIEs that could potentially be significant to the entities by retaining the subordinated part of the securities.
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in net investment in leases and installment loans, and liabilities of those consolidated VIEs are included in long-term debt.
Variable interests of
non-consolidated
VIEs, which the Company has, are included in installment loans in the Company’s consolidated balance sheets.
(e) VIEs for securitization of loan receivable originated by third parties
The Company and its subsidiaries invest in CMBS, RMBS and other asset-backed securities originated by third parties. In some cases of such securitization, certain subsidiaries hold the subordinated portion.
Variable interests of
non-consolidated
VIEs, which the Company and its subsidiaries have, are included in investment in securities in the Company’s consolidated balance sheets.
(f) VIEs for power generation projects
The Company and its subsidiaries may use VIEs in power generation projects. VIEs receive the funds from the Company and its subsidiaries, construct solar power stations on acquired or leased lands, and sell the generated power to electric power companies. The Company and its subsidiaries have consolidated certain VIEs because the Company and its subsidiaries have the majority of the investment shares of such VIEs and effectively control the VIEs by acting as the asset manager of the VIEs.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in cash and cash equivalents, restricted cash, property under facility operations, trade notes, accounts and other receivable and other assets, and liabilities of those consolidated VIEs are mainly included in trade notes, accounts and other payable, long-term debt and other liabilities. The Company and certain subsidiaries have commitment agreements by which the Company and the subsidiaries may be required to make additional investment or execute loans in certain such consolidated VIEs.
Variable interests of
non-consolidated
VIEs, which the Company has, are included in equity method investments in the Company’s consolidated balance sheets. The Company has commitment agreements by which the Company may be required to make additional investment in certain such non-consolidated
VIEs.
(
g
) Other VIEs
The Company and its subsidiaries are involved with other types of VIEs for various purposes. Consolidated and non-consolidated
VIEs of this category are mainly kumiai structures. In addition, certain subsidiaries have consolidated VIEs that are not included in the categories (a) through (
f
) above, because the subsidiaries hold the subordinated portion of the VIEs and the VIEs are effectively controlled by the subsidiaries.
In Japan, certain subsidiaries provide investment products to their customers that employ a contractual mechanism known as a kumiai, which in part result in the subsidiaries forming a type of SPEs. As a way to finance the purchase of aircraft or other large-ticket items to be leased to third parties, the Company and its subsidiaries arrange and market kumiai products to investors, who invest a portion of the funds necessary into the kumiai structure. The remainder of the purchase funds is borrowed by the kumiai structure in the form of a non-recourse
loan from one or more financial institutions. The kumiai investors (and any lenders to the kumiai structure) retain all of the economic risks and rewards in connection with purchasing and leasing activities of the kumiai structure, and all related gains or losses are recorded on the financial statements of the investors in the kumiai. The Company and its subsidiaries are responsible for the arrangement and marketing of these products and may act as servicer or administrator in kumiai transactions. The fee income for the arrangement and administration of these transactions is recognized in the Company’s consolidated statements of income. In some cases, the Company and its subsidiaries make investments in the kumiai or its related SPEs, and these VIEs are consolidated because the Company and its subsidiaries have a responsibility to absorb any significant potential loss through the investments and have the power to direct the activities that most significantly impact their economic performance. In other cases, the Company and its subsidiaries are not considered to be the primary beneficiary of the VIEs or kumiais because the Company and its subsidiaries did not make significant investments or guarantee or otherwise undertake any significant financial commitments or exposure with respect to the kumiai or its related SPEs.
The Company may use VIEs for financing. The Company transfers its own held assets to SPEs, which borrow non-recourse
loan from financial institutions and effectively pledge such assets as collateral. The Company continually holds subordinated interests in the SPEs and performs administrative work of such assets. The Company consolidates such SPEs because the Company has a right to direct the activities of them that most significantly impact their economic performance by setting up the scheme and performing administrative work of the assets and has the obligation to absorb expected losses of them by holding the subordinated interests.
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in operating leases and office facilities, and liabilities of those consolidated VIEs are mainly included in long-term debt and other liabilities.
With respect to variable interests of
non-consolidated
VIEs held by the Company and its subsidiaries, investments are mainly included in investment in securities and equity method investments in the Company’s consolidated balance sheets. Certain subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to make additional investment in certain such non-consolidated
VIEs.

11.	Equity method investments
During the six months ended September 30, 2026, the business of ORIX Bank, a former consolidated subsidiary of the Company, was classified as a discontinued operation. As a result, the amounts of equity method investments are presented based on continuing operations, excluding the discontinued operation, for both the current and prior periods. For further information on the discontinued operations, see Note 26 “Discontinued Operations.”
The Company applies a three-month reporting lag in recognizing its share of the results of certain equity method investees. Accordingly, the impact of fluctuations in the market prices of listed shares held by such investees is expected to be reflected in the third quarter.
Equity method investments at March 31, 2026 and September 30, 2026 consists of the following:

	Millions of yen
	March 31, 2026	September 30, 2026
Investment in corporate entities	¥868,090	¥842,093
Investment in real estate joint ventures	127,528	130,348
Investment in partnerships and other investments	308,455	1,098,603

	¥1,304,073	¥2,071,044

12.	Redeemable Noncontrolling Interests
Changes in redeemable noncontrolling interests for the six months ended September 30, 2025 and 2026 are as follows:

	Millions of yen
	Six months ended September 30, 2025	Six months ended September 30, 2026
Beginning balance	¥3,432	¥50,743
Contribution to subsidiary	44,847	0
Transaction with noncontrolling interests	515	2,683
Adjustment of redeemable noncontrolling interests to redemption value	0	(1)
Comprehensive income (losses)
Net income (losses)	73	(280)
Other comprehensive income (losses)
Net change of unrealized gains (losses) on investment in securities	(6)	(6)
Net change of foreign currency translation adjustments	402	(822)
Total other comprehensive income (losses)	396	(828)
Comprehensive income (losses)	469	(1,108)
Dividends	(1,077)	(714)

Ending balance	¥48,186	¥51,603

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13.	Accumulated Other Comprehensive Income (Loss)
During the six months ended September 30, 2026, the business of ORIX Bank, a former consolidated subsidiary of the Company, was classified as a discontinued operation. As a result, the amounts of reclassification adjustments included in net income from discontinued operation are presented separately from those from continuing operations, for both the current and prior periods. For further information on the discontinued operations, see Note 26 “Discontinued Operations.”
Changes in each component of accumulated other comprehensive income (loss) attributable to ORIX Corporation Shareholders for the six months ended September 30, 2025 and 2026, are as follows:

	Six months ended September 30, 2025
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Impact of changes in policy liability discount rate	Debt valuation adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2025	¥(403,914)	¥416,124	¥49	¥14,791	¥304,657	¥9,591	¥341,298

Net unrealized gains (losses) on investment in securities, net of tax of ¥33,944 million	(83,351)						(83,351)
Reclassification adjustment included in net income, net of tax of ¥1,767 million	(4,714)						(4,714)
Impact of changes in policy liability discount rate, net of tax of ¥(108,460) million		311,459					311,459
Debt valuation adjustments, net of tax of ¥(78) million			192				192
Reclassification adjustment included in net income, net of tax of ¥1 million			(4)				(4)
Defined benefit pension plans, net of tax of ¥(2,580) million				5,716			5,716
Reclassification adjustment included in net income, net of tax of ¥69 million				(171)			(171)
Foreign currency translation adjustments, net of tax of ¥14,315 million					1,701		1,701
Reclassification adjustment included in net income, net of tax of ¥3,134 million					(6,689)		(6,689)
Net unrealized gains (losses) on derivative instruments, net of tax of ¥(13) million						(3,585)	(3,585)
Reclassification adjustment included in net income, net of tax of ¥1,417 million						(3,508)	(3,508)

Total other comprehensive income (loss)	(88,065)	311,459	188	5,545	(4,988)	(7,093)	217,046

Transaction with noncontrolling interests	0	0	0	0	28	0	28

Less: Other Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	0	0	0	(3)	(614)	(31)	(648)

Less: Other Comprehensive Loss Attributable to the Redeemable Noncontrolling Interests	(6)	0	0	0	402	0	396

Balance at September 30, 2025*	¥(491,973)	¥727,583	¥237	¥20,339	¥299,909	¥2,529	¥558,624

*
As of September 30, 2025, net unrealized gains (losses) on investment in securities contained ¥(186) million (net of tax of ¥28 million ) of net unrealized gains (losses) on investment in securities related to available-for-sale debt securities with allowance for credit losses.

	Six months ended September 30, 2026
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Impact of changes in policy liability discount rate	Debt valuation adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2026	¥(618,351)	¥715,382	¥242	¥31,953	¥469,262	¥6,622	¥605,110

Net unrealized gains (losses) on investment in securities, net of tax of ¥36,078 million	(103,812)						(103,812)
Reclassification adjustment included in net income, net of tax of ¥3,290 million	(8,207)						(8,207)
Impact of changes in policy liability discount rate, net of tax of ¥(29,198) million		83,880					83,880
Debt valuation adjustments, net of tax of ¥(14) million			34				34
Reclassification adjustment included in net income, net of tax of ¥2 million			(4)				(4)
Defined benefit pension plans, net of tax of ¥(4,376) million				9,055			9,055
Reclassification adjustment included in net income, net of tax of ¥178 million				(377)			(377)
Foreign currency translation adjustments, net of tax of ¥(1,604) million					(18,250)		(18,250)
Reclassification adjustment included in net income, net of tax of ¥(599) million					2,158		2,158
Net unrealized gains (losses) on derivative instruments, net of tax of ¥2,867 million						(1,726)	(1,726)
Reclassification adjustment included in net income, net of tax of ¥(1,590) million						5,134	5,134

Total other comprehensive income (loss)	(112,019)	83,880	30	8,678	(16,092)	3,408	(32,115)

Transaction with noncontrolling interests	0	0	0	0	0	0	0

Less: Other Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	0	0	0	(12)	(145)	100	(57)

Less: Other Comprehensive Loss Attributable to the Redeemable Noncontrolling Interests	(6)	0	0	0	(822)	0	(828)

Balance at September 30, 2026*	¥(730,364)	¥799,262	¥272	¥40,643	¥454,137	¥9,930	¥573,880

*
As of September 30, 2026, net unrealized gains (losses) on investment in securities contained ¥(145) million (net of tax of ¥47 million) of net unrealized gains (losses) on investment in securities related to available-for-sale
debt securities with allowance for credit losses.

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7
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Amounts reclassified to net income from accumulated other comprehensive income (loss) in the six months ended September 30, 2025 and 2026 are as follows:

	Six months ended September 30, 2025
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income
	Millions of yen	Consolidated statements of income caption
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥189	Gains on investment securities and dividends
Sales of debt securities	571	Life insurance premiums and related investment income
Sales of debt securities	(4,068)	Income (Loss) from Discontinued Operations before Income Taxes
Amortization of debt securities	3,731	Finance revenues
Amortization of debt securities	6,240	Life insurance premiums and related investment income
Amortization of debt securities	(65)	Income (Loss) from Discontinued Operations before Income Taxes
Others	(117)	Write-downs of securities

	6,481	Total before income tax
	(1,767)	Income tax (expense) or benefit

	¥4,714	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥5	Life insurance costs

	5	Total before income tax
	(1)	Income tax (expense) or benefit

	¥4	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥169	See Note 16 “Pension Plans”
Amortization of net actuarial loss	71	See Note 16 “Pension Plans”
Amortization of transition obligation	0	See Note 16 “Pension Plans”

	240	Total before income tax
	(69)	Income tax (expense) or benefit

	¥171	Net of tax

Foreign currency translation adjustments
Foreign exchange contracts	¥2,781	Gains on sales of subsidiaries and equity method investments and liquidation losses, net/Interest expense
Sales or liquidation	7,042	Gains on sales of subsidiaries and equity method investments and liquidation losses, net

	9,823	Total before income tax
	(3,134)	Income tax (expense) or benefit

	¥6,689	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥121	Interest expense
Foreign exchange contracts	3,072	Interest expense/Other (income) and expense
Foreign currency swap agreements	1,782	Interest expense/Other (income) and expense
Options held/written and other	(50)	Life insurance premiums and related investment income

	4,925	Total before income tax
	(1,417)	Income tax (expense) or benefit

	¥3,508	Net of tax

– 8
8
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	Six months ended September 30, 2026
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income
	Millions of yen	Consolidated statements of income caption
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥570	Gains on investment securities and dividends
Sales of debt securities	1,534	Life insurance premiums and related investment income
Amortization of debt securities	8,460	Finance revenues
Amortization of debt securities	8,760	Life insurance premiums and related investment income
Amortization of debt securities	(25)	Income (Loss) from Discontinued Operations before Income Taxes
Sales or liquidation	(7,802)	Income (Loss) from Discontinued Operations before Income Taxes

	11,497	Total before income tax
	(3,290)	Income tax (expense) or benefit

	¥8,207	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥6	Life insurance costs

	6	Total before income tax
	(2)	Income tax (expense) or benefit

	¥4	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥139	See Note 16 “Pension Plans”
Amortization of net actuarial loss	187	See Note 16 “Pension Plans”
Settlements	48	See Note 16 “Pension Plans”
Sales or liquidation	181	Gains on sales of subsidiaries and equity method investments and liquidation losses, net

	555	Total before income tax
	(178)	Income tax (expense) or benefit

	¥377	Net of tax

Foreign currency translation adjustments
Foreign exchange contracts	¥(2,082)	Interest expense
Sales or liquidation	(675)	Gains on sales of subsidiaries and equity method investments and liquidation losses, net

	(2,757)	Total before income tax
	599	Income tax (expense) or benefit

	¥(2,158)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥286	Interest expense
Foreign currency swap agreements	(6,858)	Interest expense/Other (income) and expense
Options held/written and other	(152)	Life insurance premiums and related investment income

	(6,724)	Total before income tax
	1,590	Income tax (expense) or benefit

	¥(5,134)	Net of tax

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14.	ORIX Corporation Shareholders’ Equity
Information about ORIX Corporation Shareholders’ Equity for the six months ended September 30, 2025 and 2026 are as follows:

(1)	Dividend payments

	Six months ended September 30, 2025	Six months ended September 30, 2026
Resolution	The board of directors on May 19, 2025	The board of directors on May 18, 2026
Type of shares	Common stock	Common stock
Total dividends paid	¥65,920 million	¥68,675 million
Dividend per share	¥57.84	¥62.34
Date of record for dividend	March 31, 2025	March 31, 2026
Effective date for dividend	June 4, 2025	June 3, 2026
Dividend resource	Retained earnings	Retained earnings
Total dividends paid by resolution of the board of directors on May 19, 2025 include ¥197 million of dividends paid to the Board Incentive Plan Trust for the six months ended September 30, 2025. Total dividends paid by resolution of the board of directors on May 18, 2026 include ¥189 million of dividends paid to the Board Incentive Plan Trust for the six months ended September 30, 2026.

(2)	Applicable dividends for which the date of record was in the six months ended September 30, 2025 and 2026, and for which the effective date was after September 30, 2025 and 2026

	Six months ended September 30, 2025	Six months ended September 30, 2026
Resolution	The board of directors on November 12, 2025	The board of directors on November 9, 2026
Type of shares	Common stock	Common stock
Total dividends paid	¥104,883 million	¥122,593 million
Dividend per share	¥93.76	¥113.56
Date of record for dividend	September 30, 2025	September 30, 2026
Effective date for dividend	December 9, 2025	December 7, 2026
Dividend resource	Retained earnings	Retained earnings
Total dividends to be paid by resolution of the board of directors on November 12, 2025 include ¥317 million of dividends to be paid to the Board Incentive Plan Trust for the six months ended September 30, 2025. Total dividends to be paid by resolution of the board of directors on November 9, 2026 include ¥376 million of dividends to be paid to the Board Incentive Plan Trust for the six months ended September 30, 2026.

15.	Selling, General and Administrative Expenses
During the six months ended September 30, 2026, the business of ORIX Bank, a former consolidated subsidiary of the Company, was classified as a discontinued operation. As a result, the amounts of selling, general and administrative expenses are presented based on continuing operations, excluding the discontinued operation, for both the current and prior periods. For further information on the discontinued operations, see Note 26 “Discontinued Operations.”
The major selling, general and administrative expenses for the six months ended September 30, 2025 and 2026 are as follows:

	Millions of yen
	Six months ended September 30, 2025	Six months ended September 30, 2026
Personnel expenses	¥190,939	¥252,485
IT-related Expenses	¥26,062	¥32,374

–

 –

16.	Pension Plans
The Company and certain subsidiaries have contributory and non-contributory pension plans covering substantially all of their employees. Those contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump-sum payments at the time of termination of their employment or pension payments. Defined benefit pension plans consist of a plan of which the amounts of such payments are determined on the basis of length of service and remuneration at the time of termination and a cash balance plan.
The Company and certain subsidiaries’ funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in debt securities and marketable equity securities.
Net periodic pension cost for the six months ended September 30, 2025 and 2026 consists of the following:

	Millions of yen
	Six months ended September 30, 2025	Six months ended September 30, 2026
Japanese plans:
Service cost	¥2,222	¥2,128
Interest cost	¥975	¥1,262
Expected return on plan assets	¥(1,372)	¥(1,901)
Amortization of prior service credit	¥(32)	¥(32)
Amortization of net actuarial loss	¥(69)	¥(149)
Settlements	¥0	¥198

Net periodic pension cost	¥1,724	¥1,506

	Millions of yen
	Six months ended September 30, 2025	Six months ended September 30, 2026
Overseas plans:
Service cost	¥1,371	¥1,387
Interest cost	¥2,302	¥2,735
Expected return on plan assets	¥(3,601)	¥(4,052)
Amortization of prior service credit	¥(137)	¥(107)
Amortization of net actuarial loss	¥(2)	¥(38)
Amortization of transition obligation	¥0	¥0

Net periodic pension cost	¥(67)	¥(75)

Note:	Net periodic pension cost is charged in personnel expenses, which is included in selling, general and administrative expenses in the consolidated statements of income.

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17.	Income and Expenses Relating to Life Insurance Operations
Life insurance premiums and related investment income for the six months ended September 30, 2025 and 2026 consist of the following:

	Millions of yen
	Six months ended September 30, 2025	Six months ended September 30, 2026
Life insurance premiums	¥241,599	¥253,595
Life insurance related investment income*	58,109	59,146

	¥299,708	¥312,741

*
Life insurance related investment income for the six months ended September 30, 2025 and 2026 include net unrealized holding of a gain of ¥30,360 million and a gain of ¥25,692 million on equity securities held as of September 30, 2025 and 2026, respectively.

Life insurance premiums include reinsurance benefits, net of reinsurance premiums. For the six months ended September 30, 2025 and 2026, reinsurance benefits and reinsurance premiums included in life insurance premiums are as follows:

	Millions of yen
	Six months ended September 30, 2025	Six months ended September 30, 2026
Reinsurance benefits	¥9,170	¥10,433
Reinsurance premiums	(2,593)	(2,608)
Life insurance premiums and related investment income include net realized and unrealized gains or losses from investment assets under management on behalf of variable annuity and variable life policyholders, and net gains or losses from derivative contracts, which consist of gains or losses from futures and foreign exchange contracts, entered to economically hedge a portion of the minimum guarantee risk relating to variable annuity and variable life insurance contracts. In addition, the fair value option was elected for the entire variable annuity and variable life insurance contracts to offset earnings recognized for gains or losses from the investment assets managed on behalf of variable annuity and variable life policyholders, derivative contracts and the changes in the fair value of reinsurance contracts. Life insurance costs include the net amount of the changes in fair value of the variable annuity and variable life insurance contracts for which the fair value option was elected and insurance costs recognized for insurance and annuity payouts as a result of insured events. Certain subsidiaries have elected the fair value option for certain reinsurance contracts to partially offset the changes in fair value recognized in earnings of the policy liabilities and policy account balances attributable to the changes in the minimum guarantee risks of the variable annuity and variable life insurance contracts, and the changes in the fair value of the reinsurance contracts were recorded in life insurance costs.

The portion of the total change in the fair value of variable annuity and variable life insurance contracts that results from a change in the instrument-specific credit risk is recognized in other comprehensive income (loss), net of applicable income taxes.
The above mentioned gains or losses relating to variable annuity and variable life insurance contracts for the six months ended September 30, 2025 and 2026 are mainly as follows:

	Millions of yen
	Six months ended September 30, 2025	Six months ended September 30, 2026
Life insurance premiums and related investment income:
Net realized and unrealized gains or losses from investment assets	¥21,706	¥21,692
Net gains or losses from derivative contracts:	(1,148)	(290)
Futures	(1,106)	(292)
Foreign exchange contracts	(42)	2

Life insurance costs:
Changes in the fair value of the policy liabilities and policy account balances	¥6,707	¥7,685
Insurance costs recognized for insurance and annuity payouts as a result of insured events	10,571	10,702
Changes in the fair value of the reinsurance contracts	1,071	608

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18.	Long-Duration Insurance Contracts Relating to Life Insurance Operations
The following tables present balances of and changes in the liability for future policy benefits as of and for the fiscal year ended March 31, 2026 and for the six months ended September 30, 2026.

	Millions of yen
	March 31, 2026			September 30, 2026
Present value of expected net premiums	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance
Beginning balance	¥855,431	¥1,162,214	¥345,932	¥803,396	¥999,049	¥323,615

Beginning balance at original discount rate	877,300	1,216,705	368,846	865,378	1,134,618	339,085

Effect of changes in cash flow assumptions	(19,239)	(18,434)	(17,187)	0	0	0
Effect of actual variances from expected experience	871	4,687	(1,017)	3,993	9,758	(6,024)

Adjusted beginning balance	858,932	1,202,958	350,642	869,371	1,144,376	333,061

Issuances	127,215	24,195	29,171	58,486	8,337	12,301
Interests	11,351	16,684	11,058	5,958	8,131	5,308
Net premium earned	(127,464)	(113,506)	(63,084)	(59,384)	(55,574)	(36,139)
Actual variances from cash flow assumptions	(936)	(665)	(589)	0	0	0
Derecognition	(3,720)	4,952	(10,539)	0	0	0
Effect of changes in foreign exchange rate	0	0	22,426	0	0	(5,217)

Ending balance at original discount rate	865,378	1,134,618	339,085	874,431	1,105,270	309,314

Effect of changes in discount rates	(61,982)	(135,569)	(15,470)	(78,316)	(165,515)	(21,950)

Ending balance	¥803,396	¥999,049	¥323,615	¥796,115	¥939,755	¥287,364

* Previously, the system used to calculate future policy benefit liabilities had certain limitations in reflecting actual cash flows. As a result of enhancements to the system’s functionality, actual variances from cash flow assumptions that arose in the previous fiscal year are now recognized as adjustments to beginning balances, and derecognition no longer occurs. This change did not have a material impact on the Company’s financial position or results of operations.

	Millions of yen
	March 31, 2026			September 30, 2026
Present value of expected future policy benefits	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance
Beginning balance	¥1,511,436	¥1,659,960	¥442,939	¥1,370,583	¥1,344,482	¥495,324

Beginning balance at original discount rate	1,750,912	1,878,075	650,005	1,819,619	1,872,456	696,679

Effect of changes in cash flow assumptions	(20,056)	5,429	(20,141)	0	0	0
Effect of actual variances from expected experience	0	0	0	4,330	11,819	(6,416)

Adjusted beginning balance	1,730,856	1,883,504	629,864	1,823,949	1,884,275	690,263

Issuances	127,215	24,195	29,171	58,486	8,337	12,301
Interests	26,152	28,183	19,736	13,810	14,322	10,629
Insurance claims paid	(61,802)	(77,181)	(14,131)	(33,598)	(39,273)	(9,101)
Actual variances from cash flow assumptions	(9,699)	(2,030)	6,037	0	0	0
Derecognition	6,897	15,785	(19,310)	0	0	0
Effect of changes in foreign exchange rate	0	0	45,312	0	0	(11,185)

Ending balance at original discount rate	1,819,619	1,872,456	696,679	1,862,647	1,867,661	692,907

Effect of changes in discount rates	(449,036)	(527,974)	(201,355)	(512,198)	(598,289)	(233,717)

Ending balance	¥1,370,583	¥1,344,482	¥495,324	¥1,350,449	¥1,269,372	¥459,190

Net liability for future policy benefits	¥567,187	¥345,433	¥171,709	¥554,334	¥329,617	¥171,826
Deferred profit liabilities	74,053	66,559	52,683	82,474	67,396	59,865

Subtotal	641,240	411,992	224,392	636,808	397,013	231,691

Less: Reinsurance recoverable	162	0	0	82	0	0

The liability for future policy benefits, after reinsurance recoverable	¥641,078	¥411,992	¥224,392	¥636,726	¥397,013	¥231,691

* Previously, the system used to calculate future policy benefit liabilities had certain limitations in reflecting actual cash flows. As a result of enhancements to the system’s functionality, actual variances from cash flow assumptions that arose in the previous fiscal year are now recognized as adjustments to beginning balances, and derecognition no longer occurs. This change did not have a material impact on the Company’s financial position or results of operations.
The following tables provide the breakdown of the policy liabilities and policy account balances recorded in the consolidated balance sheets as of March 31, 2026 and September 30, 2026:

	Millions of yen
	March 31, 2026	September 30, 2026
Yen-denominated insurance (First Sector)	¥641,078	¥636,726
Yen-denominated insurance (Third Sector)	411,992	397,013
Foreign currency denominated insurance	224,392	231,691

Subtotal	1,277,462	1,265,430

Policy account balances for single-payment whole life insurance	304,541	337,149
Fixed annuities and annuitization benefits	101,782	92,384
Policy account balances for variable annuity and variable life insurance contracts and market risk benefits	138,027	145,670

Others*	121,898	113,223

Total	¥1,943,710	¥1,953,856

*	Others include unearned premiums and liabilities for unpaid claims.

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The amount of undiscounted and discounted expected future gross premiums and expected future policy benefits and expenses as of March 31, 2026 and September 30, 2026 are as follows:

	Millions of yen
	March 31, 2026		September 30, 2026
	Undiscounted	Discounted	Undiscounted	Discounted
Yen-denominated insurance (First Sector)
Expected future gross premiums	¥1,567,367	¥1,297,608	¥1,606,031	¥1,296,237
Expected future policy benefits and expenses	2,621,312	1,370,583	2,741,666	1,350,449

Yen-denominated insurance (Third Sector)
Expected future gross premiums	2,293,632	1,713,873	2,234,406	1,607,992
Expected future policy benefits and expenses	2,637,437	1,344,482	2,632,828	1,269,372

Foreign currency denominated insurance
Expected future gross premiums	583,537	478,421	540,604	431,026
Expected future policy benefits and expenses	1,340,021	495,324	1,330,038	459,190

For the fiscal year ended March 31, 2026 and the six months ended September 30, 2026, the effects of net premium exceeding gross premiums in certain cohorts are immaterial in earnings for the respective periods.
The amounts of gross premiums and interest expense recognized in the consolidated statement of income for the six months ended September 30, 2025 and 2026 are as follows:

	Millions of yen
	Six months ended September 30, 2025		Six months ended September 30, 2026
	Gross premiums	Interest expense	Gross premiums	Interest expense
Yen-denominated insurance (First Sector)	¥89,337	¥7,289	¥96,709	¥7,852
Yen-denominated insurance (Third Sector)	96,721	5,543	93,340	6,191
Foreign currency denominated insurance	47,078	3,992	52,644	5,321

Total	¥233,136	¥16,824	¥242,693	¥19,364

The weighted average discount rates for the liability for future policy benefits as of March 31, 2026 and September 30, 2026 are as follows:

	Weighted average rate
	March 31, 2026	September 30, 2026
Yen-denominated insurance (First Sector)
Weighted average of the original discount rates	1.9%	2.1%
Weighted average of the current discount rates	4.0	4.4

Yen-denominated insurance (Third Sector)
Weighted average of the original discount rates	1.7	1.8
Weighted average of the current discount rates	4.2	4.6

Foreign currency denominated insurance
Weighted average of the original discount rates	3.4	3.5
Weighted average of the current discount rates	6.0	6.6

The weighted average duration of the liability for future policy benefit as of March 31, 2026 and September 30, 2026 are as follows:

	Years
	March 31, 2026	September 30, 2026
Yen-denominated insurance (First Sector)	30.6	30.3
Yen-denominated insurance (Third Sector)	34.2	33.4
Foreign currency denominated insurance	29.5	28.2

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Assumptions for calculating the liability for future policy benefits include assumptions related to mortality, morbidity, lapse rates and discount rates. The Company and its subsidiaries recognized actual variances from expected experience and updated the assumptions during the fiscal year ended March 31, 2026 as follows. For the six months ended September 30, 2026, the Company and its subsidiaries continued to use the same assumptions.

•	Yen-denominated insurance (First Sector)
During fiscal 2026 the Company and its subsidiaries updated expected mortality and lapse rates due to the lower-than-expected mortality and the higher-than-expected lapse rates.

•	Yen-denominated insurance (Third Sector)
During fiscal 2026 the Company and its subsidiaries updated expected mortality and lapse rates due to the higher-than-expected mortality and higher-than-expected lapse rates. In addition, the relevant morbidity assumptions were updated because the actual morbidity excluding deemed hospitalization remained lower-than-expected even after reclassification of the legal category of
COVID-19
by the Japanese government.

•	Foreign currency denominated insurance
During fiscal 2026 the Company and its subsidiaries used mortality assumptions generally consistent with those of fiscal 2025, reflecting that actual mortality was broadly in line with expectations. In addition, lapse rates were updated due to higher-than-expected lapse rates, although the impact of rapid exchange rate fluctuations had subsided.
The market data underlying the discount rate was updated quarterly for both the fiscal year ended March 31, 2026 and for the six months ended September 30, 2026.
For the effect of the changes in assumptions on expected net premiums and expected future policy benefits, see “Effect of changes in cash flow assumptions” and “Effect of changes in discount rates” in the tables that represent balances of and changes in the liability for future policy benefits.
The following tables present balances of and changes in the deferred policy acquisition costs as of and for the fiscal year ended March 31, 2026 and for the six months ended September 30, 2026:

	Millions of yen
	March 31, 2026
	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance	Single- payment whole life insurance	Total
Beginning balance	¥89,361	¥168,689	¥57,151	¥639	¥315,840

Capitalization	17,649	7,784	6,504	7,332	39,269
Amortization	(7,120)	(10,006)	(3,018)	(548)	(20,692)
Effect of changes in foreign exchange rate	0	0	4,278	917	5,195
Others*	0	0	0	(6,720)	(6,720)

Ending balance	¥99,890	¥166,467	¥64,915	¥1,620	¥332,892

	Millions of yen
	September 30, 2026
	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance	Single- payment whole life insurance	Total
Beginning balance	¥99,890	¥166,467	¥64,915	¥1,620	¥332,892

Capitalization	9,514	3,547	3,057	2,125	18,243
Amortization	(3,921)	(4,963)	(1,754)	(393)	(11,031)
Effect of changes in foreign exchange rate	0	0	(1,021)	(232)	(1,253)
Others*	0	0	0	(1,231)	(1,231)

Ending balance	¥105,483	¥165,051	¥65,197	¥1,889	¥337,620

*	Others include adjustments of reinsurance.
Deferred policy acquisition costs are amortized over the expected term of the policies on a constant-level basis. The assumptions used for the amortization of deferred policy acquisition costs include estimates of mortality and lapse rates. These assumptions are consistent with the assumptions used to estimate the liability for future policy benefits and are updated at the same time. In addition, deferred policy acquisition costs are included in other assets in the consolidated balance sheets.

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The following table presents policy account balances for single-payment whole life insurance and fixed annuity and annuitization benefits by range of minimum guaranteed interest rates as of March 31, 2026 and September 30, 2026.

	Millions of yen
	March 31, 2026
		Above minimum guarantees
Range of minimum guaranteed interest rates	Minimum guarantees	50-150bp	150bp or more
0.00% - less than 1.50%	¥94,313	¥17,947	¥286,594
1.50% or more	7,469	0	0

Total	¥101,782	¥17,947	¥286,594

	Millions of yen
	September 30, 2026
		Above minimum guarantees
Range of minimum guaranteed interest rates	Minimum guarantees	50-150bp	150bp or more
0.00% - less than 1.50%	¥84,844	¥17,837	¥319,312
1.50% or more	7,540	0	0

Total	¥92,384	¥17,837	¥319,312

The following table provides information about single-payment whole life insurance for the fiscal year ended March 31, 2026 and for the six months ended September 30, 2026.

	Millions of yen
	March 31, 2026	September 30, 2026
Beginning balance	¥134,572	¥304,541

New contract	148,468	41,807
Surrenders and partial surrenders	(6,555)	(10,304)
Benefit payments and lump sum payments, etc.	(950)	(675)
Policy charges	(2,107)	(1,473)
Interests	11,793	8,120
Effect of changes in foreign exchange rate	19,320	(4,867)

Ending balance	¥304,541	¥337,149

	March 31, 2026	September 30, 2026
Weighted average guaranteed interest rate (%)	5.5	5.1
Benefits in excess of policy account balances (Millions of yen)	¥0	¥0
Cash surrender value (Millions of yen)	292,731	305,965

The following table provides information about fixed annuity and annuitization benefits for the fiscal year ended March 31, 2026 and for the six months ended September 30, 2026.

	Millions of yen
	March 31, 2026	September 30, 2026
Beginning balance	¥119,093	¥101,782

Transfer in	9,865	2,758
Surrenders and partial surrenders	(112)	(19)
Benefit payments and lump sum payments, etc.	(27,213)	(12,308)
Policy charges	(203)	(98)
Transfer out	(393)	(65)
Interests	786	354
Others	(41)	(20)

Ending balance	¥101,782	¥92,384

	March 31, 2026	September 30, 2026
Weighted average guaranteed interest rate (%)	0.7	0.7
Benefits in excess of policy account balances (Millions of yen)	¥0	¥0
Cash surrender value (Millions of yen)	96,433	87,213

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The following table provides information about policy account balances for variable annuity and variable life insurance contracts and market risk benefits as of and for the fiscal year ended March 31, 2026, and for the six months ended September 30, 2026:

	Millions of yen
	March 31, 2026	September 30, 2026
Beginning balance	¥136,257	¥138,027

Effect of changes other than through net income and other comprehensive income	(23,553)	(10,702)
Surrenders and withdrawals	(4,881)	(2,443)
Transfer in	(7,833)	(1,776)
Benefit payments	(10,748)	(6,462)
Others	(91)	(21)

Changes through net income	25,594	18,387

Effect of changes in fair value of corresponding investment assets	33,288	21,690

Fee income	(3,397)	(1,825)
Effect of changes in fair value of market risk benefits	(4,297)	(1,478)

Changes through other comprehensive income	(271)	(42)
Effect of changes in the instrument-specific credit risk	(271)	(42)

Ending balance	¥138,027	¥145,670

	Millions of yen
	March 31, 2026	September 30, 2026
Policy account balances	¥143,000	¥152,164
Market risk benefits	(4,973)	(6,494)

Total	¥138,027	¥145,670

19.	Write-Downs of Long-Lived Assets
During the six months ended September 30, 2026, the business of ORIX Bank, a former consolidated subsidiary of the Company, was classified as a discontinued operation. As a result, the amounts of long-lived assets and liabilities associated with those assets classified as held for sale, and the amounts of write-downs of long-lived assets are presented based on continuing operations, excluding the discontinued operation, for both the current and prior periods. For further information on the discontinued operations, see Note 26 “Discontinued Operations.”
The Company and its subsidiaries perform tests for recoverability on long-lived assets classified as held and used for which events or changes in circumstances indicated that the assets might be impaired. The Company and its subsidiaries consider an asset’s carrying amount as not recoverable when such carrying amount exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset. The net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount.
As of March 31, 2026 and September 30, 2026, the long-lived assets and liabilities associated with those assets classified as held for sale in the accompanying consolidated balance sheets are as follows.

	Millions of yen
	As of March 31, 2026	As of September 30, 2026
Investment in operating leases	¥69,685	¥40,175
Property under facility operations	31,883	473
Office facilities	4,291	2,233
Other assets	14,405	8,624
Other liabilities	18,414	133
The long-lived assets classified as held for sale as of March 31, 2026 and September 30, 2026 are included in Japan & APAC segment and Infrastructure segment.
The Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers, and others based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.

For the six months ended September 30, 2025 and 2026, the Company and its subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥1,397 million and ¥10,300 million, respectively, which are reflected as write-downs of long-lived assets. Breakdowns of these amounts are as follows.

	Six months ended September 30, 2025		Six months ended September 30, 2026
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Write-downs of the assets held for sale:
Condominiums	¥6	2	¥3	1
Others*	1,116	—	16	—

Total	¥1,122	—	¥19	—

	Six months ended September 30, 2025		Six months ended September 30, 2026
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Write-downs due to decline in estimated future cash flows:
Commercial facilities other than office buildings	¥0	—	¥46	2
Others*	275	—	10,235	—

Total	¥275	—	¥10,281	—

*	For “Others,” the number of properties is omitted.
Losses of ¥1,053 million in Japan & APAC segment and ¥344 million in Infrastructure segment were recorded for the six months ended September 30, 2025. Losses of ¥263 million in Japan & APAC segment,
 ¥419
million in Infrastructure segment, and ¥9,618 million related to corporate assets not attributable to any reportable segment, were recorded for the six months ended September 30, 2026.

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20.	Per Share Data
During the six months ended September 30, 2026, the business of ORIX Bank, a former consolidated subsidiary of the Company, was classified as a discontinued operation. As a result, the amounts are presented based on continuing operations, excluding the discontinued operation, for both the current and prior periods. For further information on the discontinued operations, see Note 26 “Discontinued Operations.”
Reconciliation of the differences between basic and diluted earnings per share (EPS) in the six months ended September 30, 2025 and 2026 is as follows:
During the six months ended September 30, 2025 and 2026, there was no stock compensation which was antidilutive.

	Millions of yen
	Six months ended September 30, 2025	Six months ended September 30, 2026
Net Income attributable to ORIX Corporation Shareholders from continuing operations	¥262,525	¥766,676
Adjustment to Net Income from continuing operations	(46)	(227)

Net income from continuing operations used to calculate basic earnings per share	262,479	766,449

Adjustment to Net Income from continuing operations	46	227

Net income from continuing operations used to calculate diluted earnings per share	¥262,525	¥766,676

	Thousands of Shares
	Six months ended September 30, 2025	Six months ended September 30, 2026
Weighted-average shares	1,127,416	1,090,178
Effect of dilutive securities —
Stock compensation	2,587	2,639

Weighted-average shares for diluted EPS computation	1,130,003	1,092,817

	Yen
	Six months ended September 30, 2025	Six months ended September 30, 2026
Earnings per share for net income attributable to ORIX Corporation Shareholders from continuing operations:
Basic	¥232.82	¥703.05
Diluted	232.32	701.56

Note:
The Company’s shares held through the Board Incentive Plan Trust are included in the number of treasury stock to be deducted in calculation of the weighted-average shares for EPS computation. (3,401,500 and 2,709,753 shares for the six months ended September 30, 2025 and 2026)

–

 –

21.	Derivative Financial Instruments and Hedging
During the six months ended September 30, 2026, the business of ORIX Bank, a former consolidated subsidiary of the Company, was classified as a discontinued operation. As a result, the amounts of derivative instruments are presented based on continuing operations, excluding the discontinued operation, for both the current and prior periods. For further information on the discontinued operations, see Note 26 “Discontinued Operations.”
Risk management policy
The Company and its subsidiaries manage interest rate risk through asset-liability management (“ALM”). The Company and its subsidiaries use derivative financial instruments to hedge interest rate risk and avoid changes in interest rates that could have a significant adverse effect on the Company’s results of operations. As a result of interest rate changes, the fair value and/or cash flow of interest sensitive assets and liabilities will fluctuate. However, such fluctuation will generally be offset by using derivative financial instruments as hedging instruments. Derivative financial instruments that the Company and its subsidiaries use as part of the interest risk management include interest rate swaps.
The Company and its subsidiaries appropriately manage exchange rate risk by using means such as foreign currency-denominated loans, foreign exchange contracts and currency swaps to hedge exchange rate volatility in our business transactions in foreign currencies and overseas investments. A certain subsidiary holds futures and foreign exchange contracts for the purpose of economic hedges against minimum guarantee risk of variable annuity and variable life insurance contracts.
By using derivative instruments, the Company and its subsidiaries are exposed to credit risk in the event of nonperformance by counterparties. The Company and its subsidiaries attempt to manage the credit risk by carefully evaluating the content of transactions and the quality of counterparties in advance and regularly monitoring the amount of notional principal, fair value, type of transaction and other factors pertaining to each counterparty.
The Company and its subsidiaries have no derivative instruments with credit-risk-related contingent features as of March 31, 2026 and September 30, 2026.
(a) Cash flow hedges
The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements, foreign exchange contracts and forward agreements as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions and for exchange fluctuations.
(b) Fair value hedges
The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. A certain subsidiary designates foreign exchange contracts to minimize foreign currency exposures on bonds in foreign currencies in the insurance business. The subsidiary also uses interest rate swap agreements to hedge interest rate exposure of the fair values of bonds in foreign currencies in the insurance business.
(c) Hedges of net investment in foreign operations
The Company and its subsidiaries use foreign exchange contracts and borrowings and bonds denominated in foreign currencies to hedge the foreign currency exposure of the net investment in overseas subsidiaries and equity method investments.
(d) Derivatives not designated as hedging instruments
The Company and its subsidiaries entered into interest rate swap agreements, futures and foreign exchange contracts for risk management purposes which are not qualified for hedge accounting. A certain subsidiary holds futures and foreign exchange contracts for the purpose of economic hedges against minimum guarantee risk of variable annuity and variable life insurance contracts.

The effect of derivative instruments on the consolidated statements of income, pre-tax,
for the six months ended September 30, 2025 is as follows.
(1) Cash flow hedges

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative	Gains (losses) reclassified from other comprehensive income (loss) into income
		Life insurance premiums and related investment income	Interest expense	Other (income) and expense
Interest rate swap agreements	¥(2,575)	¥0	¥(121)	¥0
Foreign exchange contracts	298	0	945	(4,017)
Foreign currency swap agreements	5,174	0	1,124	(2,906)
Options held/written and other	(6,469)	50	0	0
(2) Fair value hedges

	Millions of yen
	Gains (losses) recognized in income on derivative and other			Gains (losses) recognized in income on hedged item
	Life insurance premiums and related investment income	Interest expense	Other (income) and expense	Life insurance premiums and related investment income	Other (income) and expense
Interest rate swap agreements	¥0	¥0	¥(36)	¥0	¥(62)
Foreign exchange contracts	5,252	630	(2,995)	(5,217)	1,380
(3) Hedges of net investment in foreign operations

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative and others	Gains (losses) reclassified from other comprehensive income (loss) into income
		Gains on sales of subsidiaries and equity method investments and liquidation losses, net	Interest expense
Foreign exchange contracts	¥356	¥9,890	¥7,109
Borrowings and bonds in foreign currencies	4,554	0	0
(4) Derivatives not designated as hedging instruments

	Millions of yen
	Gains (losses) recognized in income on derivative
	Life insurance premiums and related investment income*1	Interest expense*2	Other (income) and expense
Interest rate swap agreements	¥0	¥0	¥33
Futures	(1,106)	0	2,513
Foreign exchange contracts	(3,070)	(2,436)	(11,733)
Credit derivatives held/written	0	0	(2)
Options held/written and other	0	0	95

*1
Futures and foreign exchange contracts in the above table include gains (losses) arising from futures and foreign exchange contracts held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the six months ended September 30, 2025 (see Note 17 “Income and Expenses Relating to Life Insurance Operations”).

*2	The portion of gains (losses) recognized in income on derivative arising from foreign exchange contracts that represents interest rate adjustments is recognized as interest expense.

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The effect of derivative instruments on the consolidated statements of income, pre-tax,
for the six months ended September 30, 2026 is as follows.
(1) Cash flow hedges

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative	Gains (losses) reclassified from other comprehensive income (loss) into income
		Life insurance premiums and related investment income	Interest expense	Other (income) and expense
Interest rate swap agreements	¥9,760	¥0	¥(286)	¥0
Foreign exchange contracts	182	0	0	0
Foreign currency swap agreements	(10,662)	0	773	6,085
Options held/written and other	(3,873)	152	0	0
(2) Fair value hedges

	Millions of yen
	Gains (losses) recognized in income on derivative and other			Gains (losses) recognized in income on hedged item
	Life insurance premiums and related investment income	Interest expense	Other (income) and expense	Life insurance premiums and related investment income	Other (income) and expense
Foreign exchange contracts	¥(10,047)	¥2,268	¥(2,160)	¥10,082	¥2,076
(3) Hedges of net investment in foreign operations

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative and others	Gains (losses) reclassified from other comprehensive income (loss) into income
		Gains on sales of subsidiaries and equity method investments and liquidation losses, net	Interest expense
Foreign exchange contracts	¥(955)	¥0	¥2,082
Borrowings and bonds in foreign currencies	1,210	0	0
(4) Derivatives not designated as hedging instruments

	Millions of yen
	Gains (losses) recognized in income on derivative
	Life insurance premiums and related investment income*1	Interest expense*2	Services income	Services expense	Other (income) and expense
Interest rate swap agreements	¥0	¥0	¥0	¥0	¥15
Futures	(292)	0	(2)	15	1,946
Foreign exchange contracts	(386)	(2,950)	0	0	2,518
Credit derivatives held/written	0	0	0	0	(2)
Options held/written and other	0	0	0	0	(2,474)

*1
Futures and foreign exchange contracts in the above table include gains (losses) arising from futures and foreign exchange contracts held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the six months ended September 30, 2026 (see Note 17 “Income and Expenses Relating to Life Insurance Operations”).

*2	The portion of gains (losses) recognized in income on derivative arising from foreign exchange contracts that represents interest rate adjustments is recognized as interest expense.

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The effect of the components excluded from the assessment of hedge effectiveness on the consolidated statements of income, pre-tax,
for the six months ended September 30, 2025 is as follows.
Fair value hedges

	Millions of yen
	Gains (losses) recognized in income
	Life insurance premiums and related investment income	Interest expense
Foreign exchange contracts	¥8,761	¥(4)
The carrying amount of hedged assets and liabilities recognized in balance sheets in fair value hedges and the cumulative amount of fair value hedging adjustments included in the carrying amount (excluding the effect of changes in foreign exchange rates) at March 31, 2026 is as follows.

Assets as hedged items in fair value hedges			Liabilities as hedged items in fair value hedges
	Millions of yen			Millions of yen
Consolidated balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount	Consolidated balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount
Investment in Securities	¥701,086	¥10,090	Long-term Debt	¥23,000	¥0

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The effect of the components excluded from the assessment of hedge effectiveness on the consolidated statements of income, pre-tax,
for the six months ended September 30, 2026 is as follows.
Fair value hedges

	Millions of yen
	Gains (losses) recognized in income
	Life insurance premiums and related investment income	Interest expense	Other (income) and expense
Interest rate swap agreements	¥0	¥0	¥4
Foreign exchange contracts	8,285	(17)	0
The carrying amount of hedged assets and liabilities recognized in balance sheets in fair value hedges and the cumulative amount of fair value hedging adjustments included in the carrying amount (excluding the effect of changes in foreign exchange rates) at September 30, 2026 is as follows.

Assets as hedged items in fair value hedges			Liabilities as hedged items in fair value hedges
	Millions of yen			Millions of yen
Consolidated balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount	Consolidated balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount
Investment in Securities	¥718,569	¥7,941	Long-term Debt	¥14,500	¥0

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 –

Notional amounts of derivative instruments and other, fair values of derivative instruments and other before offsetting at March 31, 2026 and September 30, 2026 are as follows.
March 31, 2026

		Derivative assets		Derivative liabilities
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:

Interest rate swap agreements	¥615,793	¥26,273	Other Assets	¥2,287	Other Liabilities

Options held/written and other	76,234	0	—	15,426	Other Liabilities

Futures, foreign exchange contracts	1,048,627	3,704	Other Assets	70,789	Other Liabilities

Foreign currency swap agreements	482,092	41,090	Other Assets	12	Other Liabilities

Foreign currency long-term debt	83,286	0	—	0	—

Derivatives not designated as hedging instruments:

Interest rate swap agreements	¥2,274	¥85	Other Assets	¥2	Other Liabilities

Options held/written and other	774,332	17,402	Other Assets	6,117	Other Liabilities

Futures, foreign exchange contracts*	1,284,971	65,959	Other Assets	23,402	Other Liabilities

Credit derivatives held/written	1,372	0	—	23	Other Liabilities

*
The notional amounts of futures and foreign exchange contracts in the above table include futures contracts of ¥1,741 million and foreign exchange contracts of ¥964 million to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts at March 31, 2026, respectively. Derivative assets in the above table include fair value of the futures and foreign exchange contracts before offsetting of ¥47 million and ¥8 million and derivative liabilities include fair value of the futures and foreign exchange contracts before offsetting of ¥6 million and ¥23 million at March 31, 2026, respectively.

September 30, 2026

		Derivative assets		Derivative liabilities
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:

Interest rate swap agreements	¥541,023	¥28,839	Other Assets	¥1,802	Other Liabilities

Options held/written and other	88,466	361	Other Assets	17,129	Other Liabilities

Futures, foreign exchange contracts	1,121,027	11,282	Other Assets	23,369	Other Liabilities

Foreign currency swap agreements	482,102	26,895	Other Assets	6,170	Other Liabilities

Foreign currency long-term debt	81,968	0	—	0	—

Derivatives not designated as hedging instruments:

Interest rate swap agreements	¥16,579	¥119	Other Assets	¥59	Other Liabilities

Options held/written and other	877,893	34,258	Other Assets	20,914	Other Liabilities

Futures, foreign exchange contracts*	1,727,413	24,679	Other Assets	24,213	Other Liabilities

Credit derivatives held/written	1,169	0	—	13	Other Liabilities

*
The notional amounts of futures and foreign exchange contracts in the above table include futures contracts of ¥940 million and foreign exchange contracts of ¥600 million to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts at September 30, 2026, respectively. Derivative assets in the above table include fair value of the futures and foreign exchange contracts before offsetting of ¥4 million and ¥4 million and derivative liabilities include fair value of the futures and foreign exchange contracts before offsetting of ¥13 million and ¥2 million at September 30, 2026, respectively.

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The Company and its subsidiaries have contracted credit derivatives for the purpose of trading. Details of credit derivatives written as of March 31, 2026 and September 30, 2026 are as follows.
March 31, 2026

Types of derivatives	The events or circumstances that would require the seller to perform under the credit derivative	Maximum potential amount of future payment under the credit derivative	Approximate remaining term of the credit derivative	Fair value of the credit derivative
		Millions of yen		Millions of yen
Credit default swap	In case of credit event (bankruptcy, failure to pay, restructuring) occurring in underlying reference company *	¥1,000	Less than two years	¥(2)

*	Underlying reference company’s credit ratings are A1 or better rated by rating agencies as of March 31, 2026.
September 30, 2026

Types of derivatives	The events or circumstances that would require the seller to perform under the credit derivative	Maximum potential amount of future payment under the credit derivative	Approximate remaining term of the credit derivative	Fair value of the credit derivative
		Millions of yen		Millions of yen
Credit default swap	In case of credit event (bankruptcy, failure to pay, restructuring) occurring in underlying reference company *	¥1,000	Less than one year	¥(0)

*	Underlying reference company’s credit ratings are A1 or better rated by rating agencies as of September 30, 2026.

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22.	Offsetting Assets and Liabilities
During the six months ended September 30, 2026, the business of ORIX Bank, a former consolidated subsidiary of the Company, was classified as a discontinued operation. As a result, the amounts of derivative assets and liabilities are presented based on continuing operations, excluding the discontinued operation, for both the current and prior periods. For further information on the discontinued operations, see Note 26 “Discontinued Operations.”
The gross amounts recognized, gross amounts offset, and net amounts presented in the consolidated balance sheets regarding derivative assets and liabilities as of March 31, 2026 and September 30, 2026 are as follows.
March 31, 2026

	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets*1	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets*2		Net amount
				Financial instruments	Collateral received/pledged
Derivative assets	¥154,513	¥(80,880)	¥73,633	¥0	¥(3,243)	¥70,390

Total assets	¥154,513	¥(80,880)	¥73,633	¥0	¥(3,243)	¥70,390

Derivative liabilities	¥118,058	¥(51,256)	¥66,802	¥(27,745)	¥(2,033)	¥37,024

Total liabilities	¥118,058	¥(51,256)	¥66,802	¥(27,745)	¥(2,033)	¥37,024

September 30, 2026
	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets*1	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets*2		Net amount
				Financial instruments	Collateral received/pledged
Derivative assets	¥126,433	¥(66,344)	¥60,089	¥0	¥(5,709)	¥54,380

Total assets	¥126,433	¥(66,344)	¥60,089	¥0	¥(5,709)	¥54,380

Derivative liabilities	¥93,669	¥(44,894)	¥48,775	¥(18,909)	¥(2,632)	¥27,234

Total liabilities	¥93,669	¥(44,894)	¥48,775	¥(18,909)	¥(2,632)	¥27,234

*1
Represents amounts offset between derivative assets and liabilities with the same counterparty, as well as cash collateral offset against net derivatives under enforceable master netting agreements or similar agreements.

*2	The balances related to enforceable master netting agreements or similar agreements which were not offset in the consolidated balance sheets.

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23.	Estimated Fair Value of Financial Instruments
During the six months ended September 30, 2026, the business of ORIX Bank, a former consolidated subsidiary of the Company, was classified as a discontinued operation. As a result, the amounts of estimated fair value of financial instruments are presented based on continuing operations, excluding the discontinued operation, for both the current and prior periods. For further information on the discontinued operations, see Note 26 “Discontinued Operations.”
The following information is provided to help readers gain an understanding of the relationship between carrying amounts of financial instruments reported in the Company’s consolidated balance sheets and the related market or fair value. The disclosures do not include net investment in leases, equity method investments, pension obligations and insurance contracts and reinsurance contracts except for those classified as investment contracts.
March 31, 2026

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥1,015,359	¥1,015,359	¥1,015,359	¥0	¥0
Restricted cash	114,129	114,129	114,129	0	0
Installment loans (net of allowance for credit losses)	1,437,306	1,410,654	0	50,013	1,360,641
Equity securities*1	501,001	501,001	149,949	120,456	230,596
Available-for-sale debt securities	2,360,361	2,360,361	7,278	2,092,438	260,645
Other Assets:
Time deposits	924	924	0	924	0
Derivative assets*2	73,633	73,633	—	—	—
Reinsurance recoverables (Investment contracts)	307,733	277,544	0	0	277,544
Liabilities:
Short-term debt	¥544,135	¥544,135	¥0	¥544,135	¥0
Deposits	2,330	2,345	0	2,345	0
Policy liabilities and Policy account balances (Investment contracts)	390,523	331,178	0	0	331,178
Long-term debt	5,799,160	5,725,946	0	1,616,472	4,109,474
Accounts payable (Contingent consideration)	15,683	15,683	0	0	15,683
Other Liabilities:
Derivative liabilities*2	66,802	66,802	—	—	—

*1	The amount of ¥168,854 million of investment funds measured at net asset value per share is not included.
*2	It represents the amount after offset under counterparty netting of derivative assets and liabilities. For the information of input level before netting, see Note 3 “Fair Value Measurements.”

September 30, 2026

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥1,127,881	¥1,127,881	¥1,127,881	¥0	¥0
Restricted cash	118,872	118,872	118,872	0	0
Installment loans (net of allowance for credit losses)	1,493,878	1,469,750	0	44,672	1,425,078
Equity securities*1	347,183	347,183	146,962	136,092	64,129
Available-for-sale debt securities	2,333,404	2,333,404	17,957	2,046,468	268,979
Other Assets:
Time deposits	1,035	1,035	0	1,035	0
Derivative assets*2	60,089	60,089	—	—	—
Reinsurance recoverables (Investment contracts)	340,079	290,745	0	0	290,745
Liabilities:
Short-term debt	¥561,590	¥561,590	¥0	¥561,590	¥0
Deposits	6,603	6,630	0	6,630	0
Policy liabilities and Policy account balances (Investment contracts)	414,004	330,566	0	0	330,566
Long-term debt	5,540,896	5,445,152	0	1,557,952	3,887,200
Accounts payable (Contingent consideration)	1,574	1,574	0	0	1,574
Other Liabilities:
Derivative liabilities *2	48,775	48,775	—	—	—

*1	The amount of ¥182,674 million of investment funds measured at net asset value per share is not included.
*2	It represents the amount after offset under counterparty netting of derivative assets and liabilities. For the information of input level before netting, see Note 3 “Fair Value Measurements.”
Input level of fair value measurement
If active market prices are available, fair value measurement is based on quoted active market prices and classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1 such as quoted market prices of similar assets and classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models including discounted cash flow methodologies, commonly used option-pricing models and broker quotes and classified as Level 3, as the valuation models and broker quotes are based on inputs that are unobservable in the market.

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24.	Commitments, Guarantees and Contingent Liabilities
During the six months ended September 30, 2026, the business of ORIX Bank, a former consolidated subsidiary of the Company, was classified as a discontinued operation. As a result, the amounts of Commitments, Guarantees and Contingent Liabilities are presented based on continuing operations, excluding the discontinued operation, for both the current and prior periods. For further information on the discontinued operations, see Note 26 “Discontinued Operations.”
Commitments—The Company and certain subsidiaries have unconditional purchase obligations related to lease agreements, having a cost of ¥23,487 million and ¥23,263 million as of March 31, 2026 and September 30, 2026, respectively.
Certain computer systems of the Company and certain subsidiaries have been operated and maintained under non-cancelable contracts with third-party service providers. For such services, the Company and certain subsidiaries made payments totaling ¥4,646 million and ¥6,320 million for the six months ended September 30, 2025 and 2026, respectively. As of March 31, 2026 and September 30, 2026, the amounts due are as follows:

	Millions of yen
	March 31, 2026	September 30, 2026
Within one year	¥7,832	¥7,874
More than one year	7,553	5,150

Total	¥15,385	¥13,024

The Company and certain subsidiaries have commitments to fund estimated construction costs and so forth to complete ongoing real estate development projects and other commitments, totaling ¥144,135 million and ¥101,563 million as of March 31, 2026 and September 30, 2026, respectively.
The Company and certain subsidiaries have commitments that primarily consist of agreements to execute loans for customers and to invest in securities, including funds, as long as the agreed-upon terms are met. The total unused credit and capital amount available are ¥475,677 million and ¥485,774 million as of March 31, 2026 and September 30, 2026, respectively.
The balance undrawn from the total amount of commitment to be used in accordance with the terms and conditions of relevant agreements to an equity method investee relating to the development of integrated resort was ¥335,868 million and ¥332,968 million as of March 31, 2026 and September 30, 2026, respectively. We will execute the amount of commitment depending on changes in circumstances such as the progress of the development.

Guarantees
—At the inception of a guarantee, the Company and its subsidiaries recognize a liability in the consolidated balance sheets at fair value for the guarantee that is within

the scope of ASC 460 (“Guarantees”). Some of these guarantees, whose contractual obligations cannot be unconditionally cancelled, are in the scope of the Credit Losses Standard and are recognized as other liabilities in the consolidated balance sheets.
The following table represents the summary of potential future payments, book value recorded as guarantee liabilities of the guarantee contracts outstanding and maturity of the longest guarantee contracts as of March 31, 2026 and September 30, 2026:

	March 31, 2026			September 30, 2026
	Millions of yen		Fiscal year	Millions of yen		Fiscal year
Guarantees	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract
Corporate loans	¥612,967	¥5,953	2033	¥617,180	¥6,143	2033
Transferred loans	609,536	13,760	2062	609,236	14,183	2067
Real estate loans*	6,524	0	Undetermined	1,988	0	2045
Other	18,225	0	2043	19,318	0	2055

Total	¥1,247,252	¥19,713	—	¥1,247,722	¥20,326	—

*
The maturity of the longest contract of the real estate loan guarantee contracts as of March 31, 2026 is not determinable, as the timing of completion of the mortgage registration cannot be determined.

Guarantee of corporate loans:
The Company and certain subsidiaries mainly guarantee corporate loans issued by financial institutions for customers. The Company and the subsidiaries are obliged to pay the outstanding loans when the guaranteed customers fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed customers’ assets. Once the Company and the subsidiaries assume the guaranteed customers’ obligation, the Company and the subsidiaries obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for customers include contracts that the amounts of performance guarantee are limited to a certain range of guarantee commissions. As of March 31, 2026 and September 30, 2026, total notional amount of the loans subject to such guarantees are ¥446,000 million and ¥466,000 million, respectively, and book value of guarantee liabilities are ¥2,448 million and ¥2,435 million, respectively. The potential future payment amounts for these guarantees are limited to a certain range of the guarantee commissions, which are less than the total notional amounts of the loans subject to these guarantees. The potential future payment amounts for the contract period are calculated from the guarantee limit which is arranged by financial institutions in advance as to contracts that the amounts of performance guarantee are unlimited to a certain range of guarantee commissions. For this reason, the potential future payment amounts for these guarantees include the amount of the guarantee which may occur in the future, which is larger than the balance of guarantee executed as of the end of fiscal year or the end of interim period. The executed guarantee balance includes defrayment by financial institutions which we bear temporarily at the time of execution, and credit risk for financial institutions until liquidation of this guarantee. Our substantial amounts of performance guarantee except credit risk for financial institutions are limited to our defrayment which is arranged by financial institutions in advance. In addition, the Company provides re-guarantees
for guarantee obligations guaranteed by equity method investees.
Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There have been no significant changes in the payment or performance risk of the guarantees for the six months ended September 30, 2026.
Guarantee of transferred loans:
A subsidiary in the United States is authorized to underwrite, originate, fund, and service multi-family and seniors housing loans without prior approval mainly from Fannie Mae under the Delegated Underwriting and Servicing program and Freddie Mac under the Delegated Underwriting Initiative program. As part of these programs, Fannie Mae and Freddie Mac provide a commitment to purchase the loans.
Under these programs, the subsidiary guarantees the performance of the loans transferred to Fannie Mae and Freddie Mac and has the payment or performance risk of the guarantees to absorb some of the losses when losses arise from the transferred loans. There were no significant changes in the payment or performance risk of these guarantees for the six months ended September 30, 2026.
As of March 31, 2026 and September 30, 2026, the total outstanding principal amounts of loans transferred under these programs, for which the subsidiary guarantees to absorb some of the losses, were
¥2,996,771 million and ¥2,958,789 million, respectively.

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Guarantee of real estate loans:
As of March 31, 2026, real estate loan guarantees primarily consist of transactions in which a subsidiary guarantees the repayment of residential real estate loans extended by Japanese financial institutions to third parties, including guarantees for mortgage loans extended to individuals until the completion of the mortgage registration related to the underlying real estate. As of September 30, 2026, in addition to the above, real estate loan guarantees include transactions in which a subsidiary guarantees the repayment of individual real estate loans extended by Japanese financial institutions to third parties. The subsidiary is required to perform the obligations on behalf of the borrower generally when the related loan becomes delinquent for two months or more. Real estate loans are generally secured by the underlying real estate. When a subsidiary performs the obligations on behalf of the borrower, it obtains the related collateral assets.
Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There were no significant changes in the payment or performance risk of the guarantees for the six months ended September 30, 2026.
Other guarantees:
Other guarantees include the guarantees to financial institutions and the guarantees derived from collection agency agreements. Pursuant to the contracts of the guarantees to financial institutions, a certain subsidiary pays to the financial institutions when customers of the financial institutions become debtors and default on the debts. Pursuant to the agreements of the guarantees derived from collection agency agreements, the Company and certain subsidiaries collect third parties’ debt and pay the uncovered amounts. In addition to the above, joint guarantees for payment obligations of equity method investees are included.
Allowance for
off-balance
sheet credit exposures—
If the entity has a present contractual obligation to extend credit and the obligation is not unconditionally cancelable by the entity, credit losses related to the loan commitments of installment loans and financial guarantees are in the scope of the allowance for credit losses. For the loan commitments of installment loans, credit losses are recognized on the loan commitments for the portion expected to be drawn. For financial guarantees, the allowance is recognized for the contingent obligation which generates credit risk exposures. The allowance for off-balance
sheet credit exposures is measured using the same measurement methodologies as the allowance for loans and net investment leases, considering quantitative and qualitative factors including historical loss experience, current economic and business conditions and reasonable and supportable forecasts. The allowance for off-balance
sheet credit exposure is recorded as other liabilities in the consolidated balance sheets and the allowance were
¥17,611 million and ¥17,175
million as of March 31, 2026 and September 30, 2026, respectively. Additionally, provision for credit losses in the consolidated statements of income for the six months ended September 30, 2025 was
¥2,336 million,
which was mainly due to the deterioration of markets in the Americas. Provision for credit losses in the consolidated statements of income for the six months ended September 30, 2026 was a reversal of ¥66 million.
Contingencies—
The Company and certain subsidiaries are involved in legal proceedings and claims in the ordinary course of business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s financial position or results of operations.
Collateral—Other than the assets of the consolidated VIEs pledged as collateral for financing described in Note 10 “Variable Interest Entities”, the Company and certain subsidiaries provide the following assets as collateral for the short-term and long-term debt payables to financial institutions as of March 31, 2026 and September 30, 2026:

	Millions of yen
	March 31, 2026	September 30, 2026
Finance lease receivables, loans and investment in operating leases	¥201,058	¥208,232
Investment in securities	118,860	97,171
Property under facility operations	313,841	319,928
Other assets and other	145,612	129,419

Total	¥779,371	¥754,750

As of March 31, 2026 and September 30, 2026, debt liabilities were secured by shares of subsidiaries, which were eliminated through consolidation adjustment, of ¥198,764 million and ¥204,932 million, respectively, and debt liabilities of equity method investees were secured by equity method investments of ¥149,119 million and ¥149,787 million, respectively. As of March 31, 2026 and September 30, 2026, debt liabilities were secured by loans to subsidiaries, which were eliminated through consolidation adjustment, of ¥7,922 million and ¥7,451 million, respectively. In addition, ¥383,753 million and ¥387,420 million, respectively, were pledged primarily by investment in securities for collateral deposits and deposit
s
for real estate transaction
s
as of March 31, 2026 and September 30, 2026.
Under loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies, the Company and certain subsidiaries are required to provide collateral against these debts at any time if requested by the lenders. The Company and the subsidiaries did not receive any such requests from the lenders as of September 30, 2026.

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25.	Segment Information
The Group CEO, as the Chief Operating Decision Maker (“CODM”), regularly allocates management resources and assesses segment performance by using the amount equivalent to income before income taxes attributable to ORIX Corporation Shareholders of each business segment.
Beginning with the current consolidated fiscal year, the Company has reorganized its reportable segments into Japan & APAC, Infrastructure, USA & Europe, and Insurance, reflecting changes in the segments used by the CODM for resource allocation and performance evaluation purposes. In connection with this change, segment information for the previous interim consolidated period and as of the end of the previous fiscal year has been retrospectively recast.
The principal businesses of each segment are as follows
Japan & APAC:
The Japan & APAC segment provides business solutions to corporate clients and engages in corporate investment activities in Japan, Asia and Australia. Its principal businesses include financial services such as leasing, lending and various types of financing; services such as life insurance sales, real estate brokerage and M&A advisory; automobile leasing and fleet management; rental of electronic measuring instruments, ICT-related equipment, transformers and other equipment; and corporate investments in Japan and overseas.
Infrastructure:
The Infrastructure segment engages in the development and operation of assets that support social and industrial infrastructure, as well as the provision of related services. Its principal businesses include environmental and energy-related businesses such as renewable energy power generation, electricity retailing and waste management; real estate investment and asset management; housing-related businesses; operation of hotels, Japanese inns and other facilities; and operation of airports and other public infrastructure. The segment also engages in investment, asset management and brokerage businesses related to aircraft and ships.
USA & Europe:
The USA & Europe segment engages primarily in investment, financing, asset management and advisory businesses in the United States and Europe. Its principal businesses include investment and financial services such as corporate finance, real estate finance, real estate investment, debt investment, asset valuation and private equity investment, as well as asset management businesses covering equities, fixed income and other asset classes.
Insurance:
The Insurance segment engages in the development and sale of insurance products and asset management activities.
The accounting policies of the segments are almost the same as accounting policies for condensed consolidated financial statements except for the treatment of income tax expenses, net income attributable to noncontrolling interests, and net income attributable to redeemable noncontrolling interests. The CODM evaluates segment performance based on the amount equivalent to income before income taxes attributable to ORIX Corporation Shareholders. Therefore, net income attributable to noncontrolling interests, net income attributable to redeemable noncontrolling interests, and income tax expenses are not included in segment profit or loss. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment and excluding the expenses that should be borne by ORIX Group as a whole, have been accumulated by and charged to each segment. Gains and losses that management does not consider for evaluating the performance of the segments, such as certain interest expenses and certain foreign exchange gains or losses (included in other (income) and expense) are excluded from the segment profits or losses, and are regarded as corporate items.
Assets attributed to each segment are total assets except for certain cash and head office assets.
Effective from the current fiscal year, the Company has revised the method of allocating interest expense for certain transactions. Accordingly, segment figures for the prior interim period have been recast to conform to the current presentation.
On April 27, 2026, the Company decided to sell all shares in ORIX Bank, a consolidated subsidiary, to Daiwa Next Bank, Ltd. As a result of this decision, the operations of ORIX Bank, which had previously been reported as continuing operations, have been classified as discontinued operations in the current fiscal year in accordance with ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”). Segment information includes only amounts related to continuing operations and excludes the discontinued operations. Segment information for the previous interim consolidated period and as of the end of the previous fiscal year has also been recast to reflect this change. For further information on the discontinued operations, see Note 26 “Discontinued Operations.”

Segment information for the six months ended September 30, 2025 and six months ended September 30, 2026 is as follows:

	Millions of yen
	Six months ended September 30, 2025
	Japan & APAC	Infrastructure	USA & Europe	Insurance	Total
Finance revenues	¥76,931	¥8,637	¥52,738	¥72	¥138,378
Gains on investment securities and dividends	3,041	21,446	17,238	0	41,725
Operating leases	235,545	75,830	1,038	0	312,413
Life insurance premiums and related investment income	0	0	0	300,947	300,947
Sales of goods and real estate	137,210	67,052	575	0	204,837
Services income	102,821	279,724	146,681	0	529,226

Total Segment Revenues	555,548	452,689	218,270	301,019	1,527,526

Interest expense	26,994	20,925	25,245	259	73,423
Costs of operating leases	163,362	38,933	1,297	0	203,592
Life insurance costs	0	0	0	221,076	221,076
Costs of goods and real estate sold	96,692	56,424	267	0	153,383
Services expense	62,677	203,706	34,632	0	301,015
Other (income) and expense *	5,836	(7,017)	2,953	(3)	1,769
Selling, general and administrative expenses	111,406	43,029	123,649	28,857	306,941
Provision for credit losses, and write-downs of long-lived assets and securities	4,421	473	7,059	(26)	11,927

Total Segment Expenses	471,388	356,473	195,102	250,163	1,273,126

Equity in Net income (Loss) of equity method investments and others	41,545	104,792	(2,892)	(0)	143,445

Segment Profits	125,705	201,008	20,276	50,856	397,845

Significant non-cash items:
Depreciation and amortization	139,552	42,481	4,082	12,195	198,310
Increase in policy liabilities and policy account balances	0	0	0	196,700	196,700
Expenditures for long-lived assets	219,972	168,945	2,100	102	391,119

*
“Other (income) and expense” includes items such as expenses of taxes and insurance premiums related to finance leases, impairment of goodwill and intangible assets, gains and losses on derivatives, and foreign exchange gains and losses.

	Millions of yen
	Six months ended September 30, 2026
	Japan & APAC	Infrastructure	USA & Europe	Insurance	Total
Finance revenues	¥76,638	¥14,807	¥53,243	¥74	¥144,762
Gains on investment securities and dividends	(1,609)	(159)	81,151	0	79,383
Operating leases	244,028	81,332	2,596	0	327,956
Life insurance premiums and related investment income	0	0	0	313,593	313,593
Sales of goods and real estate	161,602	68,041	1,628	0	231,271
Services income	130,034	237,858	207,911	0	575,803

Total Segment Revenues	610,693	401,879	346,529	313,667	1,672,768

Interest expense	32,015	22,005	28,684	254	82,958
Costs of operating leases	170,597	39,386	2,782	0	212,765
Life insurance costs	0	0	0	226,902	226,902
Costs of goods and real estate sold	117,658	55,949	939	0	174,546
Services expense	85,810	185,390	45,211	0	316,411
Other (income) and expense *	11,155	(3,648)	(9,409)	1	(1,901)
Selling, general and administrative expenses	123,381	46,138	183,958	29,346	382,823
Provision for credit losses, and write-downs of long-lived assets and securities	2,273	453	(241)	79	2,564

Total Segment Expenses	542,889	345,673	251,924	256,582	1,397,068

Equity in Net income (Loss) of equity method investments and others	848,610	25,873	(2,794)	(0)	871,689

Segment Profits	916,414	82,079	91,811	57,085	1,147,389

Significant non-cash items:
Depreciation and amortization	152,113	42,840	6,642	13,913	215,508
Increase in policy liabilities and policy account balances	0	0	0	123,224	123,224
Expenditures for long-lived assets	237,710	219,601	76,062	255	533,628

*
“Other (income) and expense” includes items such as expenses of taxes and insurance premiums related to finance leases, impairment of goodwill and intangible assets, gains and losses on derivatives, and foreign exchange gains and losses.

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Segment information as of March 31, 2026 and September 30, 2026 is as follows:

	Millions of yen
	As of March 31, 2026
	Japan & APAC	Infrastructure	USA & Europe	Insurance	Total
Net investment in leases	¥1,194,048	¥52,913	¥433	¥0	¥1,247,394
Installment loans	680,872	35,097	757,103	15,191	1,488,263
Investment in operating leases	1,118,843	976,673	39,605	25,457	2,160,578
Investment in securities	80,956	154,105	618,885	2,288,116	3,142,062
Property under facility operations and servicing assets	119,002	656,847	82,749	0	858,598
Inventories	45,020	223,164	699	0	268,883
Advances for finance lease and operating lease	11,317	78,924	0	0	90,241
Equity method investments	457,931	685,773	71,582	46,002	1,261,288
Advances for property under facility operations	4,001	123,899	0	0	127,900
Goodwill, intangible assets acquired in business combinations *1	384,231	221,750	690,949	4,452	1,301,382
Other assets *2	624,640	365,927	479,026	819,052	2,288,645

Segment Assets	4,720,861	3,575,072	2,741,031	3,198,270	14,235,234

*1.
In USA & Europe segment, goodwill or intangible assets acquired in business combinations related to noncontrolling interests amount to ¥7,196 million, and goodwill and intangible assets acquired in business combinations related to redeemable noncontrolling interests amount to ¥47,981 million.

*2.
Other assets include cash and cash equivalents, restricted cash, allowance for credit losses, trade notes, accounts and other receivables, office facilities, loans to ORIX and its subsidiaries, reinsurance
recoverables and deferred acquisition costs.

	Millions of yen
	As of September 30, 2026
	Japan & APAC	Infrastructure	USA & Europe	Insurance	Total
Net investment in leases	¥1,192,932	¥36,065	¥1,825	¥0	¥1,230,822
Installment loans	645,638	37,425	835,600	16,255	1,534,918
Investment in operating leases	1,130,077	1,042,058	107,837	25,870	2,305,842
Investment in securities	95,933	152,193	458,618	2,265,348	2,972,092
Property under facility operations and servicing assets	88,514	669,735	85,712	0	843,961
Inventories	47,053	231,894	996	0	279,943
Advances for finance lease and operating lease	14,431	58,192	0	0	72,623
Equity method investments	1,198,833	705,094	77,343	47,620	2,028,890
Advances for property under facility operations	204	126,177	0	0	126,381
Goodwill, intangible assets acquired in business combinations *1	364,295	224,187	665,063	4,452	1,257,997
Other assets *2	571,915	343,309	517,622	847,571	2,280,417

Segment Assets	5,349,825	3,626,329	2,750,616	3,207,116	14,933,886

*1.
In USA & Europe segment, goodwill or intangible assets acquired in business combinations related to noncontrolling interests amount to ¥7,070 million, and goodwill and intangible assets acquired in business combinations related to redeemable noncontrolling interests amount to ¥44,566 million.

*2.
Other assets include cash and cash equivalents, restricted cash, allowance for credit losses, trade notes, accounts and other receivables, office facilities, loans to ORIX and its subsidiaries, reinsurance recoverables and deferred acquisition costs.

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The reconciliation of segment totals to the condensed consolidated financial statement amounts is as follows:

	Millions of yen
	Six months ended September 30, 2025	Six months ended September 30, 2026
Segment revenues:
Total revenues for segments	¥1,527,526	¥1,672,768
Revenues related to corporate assets	38,104	42,797
Revenues from inter-segment transactions	(38,031)	(41,690)

Total consolidated revenues	¥1,527,599	¥1,673,875

Segment profits:
Total profits for segments	¥397,845	¥1,147,389
Corporate profits (losses)	(23,140)	(35,559)
Net Income before Income Taxes Attributable to Noncontrolling Interests and Redeemable Noncontrolling Interests	4,246	6,050

Total consolidated income from continuing operations before income taxes	¥378,951	¥1,117,880

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The following information represents disaggregation of revenues for revenues from contracts with customers, by goods or services category for the six months ended September 30, 2025 and 2026.
For the six months ended September 30, 2025

	Millions of yen
	Six months ended September 30, 2025
	Reportable segments					Corporate revenue and intersegment transactions	Total revenues
	Japan & APAC	Infrastructure	USA & Europe	Insurance	Total
Goods or services category
Sales of goods	¥137,210	¥4,242	¥575	¥0	¥142,027	¥2,127	¥144,154
Real estate sales	0	62,810	0	0	62,810	0	62,810
Asset management and servicing	352	3,899	129,171	0	133,422	(161)	133,261
Automobile related services	44,597	93	0	0	44,690	(78)	44,612
Facilities operation	790	51,101	0	0	51,891	(213)	51,678
Environment and energy services	1,826	87,642	0	0	89,468	(650)	88,818
Real estate management and brokerage	0	53,841	0	0	53,841	(650)	53,191
Real estate contract work	27,049	49,015	0	0	76,064	(827)	75,237
Other	28,043	11,383	5,888	0	45,314	5,276	50,590

Total revenues from contracts with customers	239,867	324,026	135,634	0	699,527	4,824	704,351

Other revenues *	315,681	128,663	82,636	301,019	827,999	(4,751)	823,248

Segment revenues/Total revenues	¥555,548	¥452,689	¥218,270	¥301,019	¥1,527,526	¥73	¥1,527,599

*
Other revenues include revenues that are not in the scope of revenue from contracts with customers, such as life insurance premiums and related investment income, operating leases, finance revenues that include interest income, and others.

For the six months ended September 30, 2026

	Millions of yen
	Six months ended September 30, 2026
	Reportable segments					Corporate revenue and intersegment transactions	Total revenues
	Japan & APAC	Infrastructure	USA & Europe	Insurance	Total
Goods or services category
Sales of goods	¥161,602	¥9,498	¥1,628	¥0	¥172,728	¥1,997	¥174,725
Real estate sales	0	58,543	0	0	58,543	0	58,543
Asset management and servicing	0	4,703	173,671	0	178,374	(224)	178,150
Automobile related services	46,370	53	0	0	46,423	0	46,423
Facilities operation	2,926	50,245	0	0	53,171	(68)	53,103
Environment and energy services	1,654	68,058	0	0	69,712	(1,024)	68,688
Real estate management and brokerage	0	53,738	0	0	53,738	(536)	53,202
Real estate contract work	29,455	49,996	0	0	79,451	(514)	78,937
Other	49,580	10,829	22,545	0	82,954	5,480	88,434

Total revenues from contracts with customers	291,587	305,663	197,844	0	795,094	5,111	800,205

Other revenues *	319,106	96,216	148,685	313,667	877,674	(4,004)	873,670

Segment revenues/Total revenues	¥610,693	¥401,879	¥346,529	¥313,667	¥1,672,768	¥1,107	¥1,673,875

*
Other revenues include revenues that are not in the scope of revenue from contracts with customers, such as life insurance premiums and related investment income, operating leases, finance revenues that include interest income, and others.

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26. Discontinued Operations
On April 27, 2026, the Company entered into a share transfer agreement with Daiwa Next Bank, Ltd. to sell all shares in ORIX Bank , a former consolidated subsidiary of the Company. Pursuant to this agreement, the sale of the shares was completed on August 3, 2026. As a result, starting from the second quarter of the current fiscal year, ORIX Bank was excluded from the Company’s scope of consolidation.
As a result of the decision to sell the shares, in accordance with ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”), the business of ORIX Bank has been classified as held for sale and a discontinued operation.
Accordingly, in the condensed consolidated balance sheets, the prior-period balances of the assets and liabilities related to the business of ORIX Bank have been retrospectively reclassified and presented separately as “Assets of Discontinued Operations Held for Sale” and “Liabilities of Discontinued Operations Held for Sale,” respectively. Furthermore, in the condensed consolidated statements of income, the results of operations of ORIX Bank are presented separately from continuing operations as “discontinued operations.” The prior-period results of operations related to the business of ORIX Bank have also been retrospectively reclassified to conform to the current-period presentation. In addition, in the condensed consolidated statements of cash flows, the cash flows related to the business of ORIX Bank are presented separately from continuing operations as “discontinued operations.” The prior-period cash flows related to the business of ORIX Bank have also been retrospectively reclassified to conform to the current-period presentation. In addition, cash proceeds from the sale of ORIX Bank shares, net of cash held by ORIX Bank at the date of sale, are included in “Net cash used in investing activities (Discontinued Operations).”
The Company recognized a gain on the sale of the shares during the six months ended September 30, 2026. For further information, see Note 4 “Acquisitions and Divestitures.”
The following table presents the classes of assets and liabilities of discontinued operations classified as held for sale as of March 31, 2026 and September 30, 2026.

	Millions of yen
	As of March 31, 2026	As of September 30, 2026
Assets
Cash and Cash Equivalents	¥319,586	¥0
Restricted Cash	2,025	0
Installment Loans	2,685,320	0
Allowance for Credit Losses	(3,852)	0
Investment in Operating Leases	0	0
Investment in Securities	166,331	0
Equity method investments	2,239	0
Trade Notes, Accounts and Other Receivable	826	0
Office Facilities	13,890	0
Other Assets	9,037	0

Total Assets of Discontinued Operations Held for Sale	¥3,195,402	¥0

Liabilities
Short-term Debt	¥28,100	¥0
Deposits	2,623,225	0
Trade Notes, Accounts and Other Payable	1,013	0
Current and Deferred Income Taxes	3,712	0
Long-term Debt	166,600	0
Other Liabilities	120,438	0

Total Liabilities of Discontinued Operations Held for Sale	¥2,943,088	¥0

The following table presents the classes of net income from discontinued operations for the six months ended September 30, 2025 and 2026.

	Millions of yen
	Six months ended September 30, 2025	Six months ended September 30, 2026
Revenues:
Finance revenues	¥39,641	¥27,634
Gains (Losses) on investment securities and dividends	(3,975)	0
Services income	1,233	831

Total Revenues	36,899	28,465

Expenses:
Interest expense	8,782	8,126
Services expense	3,529	2,538
Other (income) and expense	10	(24)
Selling, general and administrative expenses	11,916	9,742
Provision for credit losses	207	105
Write-downs of long-lived assets	0	6,827

Total Expenses	24,444	27,314

Operating Income	12,455	1,151
Equity in Net Income (Loss) of Equity method investments	79	(74)
Gains on Sales of Subsidiaries and Equity method investments and Liquidation Losses, net	(3)	124,295

Income from Discontinued Operations before Income Taxes	12,531	125,372
Provision for Income Taxes	3,960	35,830

Net Income from Discontinued Operations	¥8,571	¥89,542

27.	Subsequent Events
There are no material subsequent events.

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